UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM (AMENDMENT NO.1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Kabushiki Kaisha Namco & Kabushiki Kaisha Bandai
(Names of Subject Companies)

Namco Limited & Bandai Co., Ltd.
(Translation of Subject Company's Names into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Namco Limited & Bandai Co., Ltd.
(Names of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Namco, Limited, Attn.: Masataka Nagaike, Group Leader,
General Affairs & Corporate Compliance Group, 2-1-21, Yaguchi, Ota-ku, Tokyo 146-8655, Japan
(phone number: 81-3-3756-8589)

Bandai Co., Ltd., Attn.: Akio Fujii, Deputy General Manager, President Office, 1-4-8, Komagata, Taito-ku, Tokyo 111-8081, Japan (phone number: 81-3-3847-5003)
(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

Exhibit Index on page 2

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. ***Home Jurisdiction Documents***

(a) The following documents are attached as exhibits to this Form:

Exhibit number	Description	
1	English translation of a press release, dated May 2, 2005, announcing the establishment of a holding company.[1]	
2	English translation of the Notice, dated June 8, 2005, of the 57th Ordinary Meeting of Shareholders of Namco Limited.	pg. 4
3	English translation of the Notice, dated June 8, 2005, of the 57th Ordinary Meeting of Shareholders of Bandai Co., Ltd.	pg. 97

(b) Not applicable.

Item 2. ***Informational Legends***

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in each of the documents filed as Exhibits 1, 2 and 3.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

Namco Limited and Bandai Co., Ltd. have previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X on May 2, 2005.

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[1] Previously furnished to the Commission as part of Form CB on May 2, 2005.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Namco Limited

By [signature]
Name: Shigeichi Ishimura
Title: President and Representative Director

Date: June 8, 2005

Bandai Co., Ltd.

By [signature]
Name: Takeo Takasu
Title: President and Representative Director

Date: June 8, 2005

EXHIBIT 2

The following is our translation of the original Japanese documents. These documents have been prepared solely in accordance with Japanese law, and are being offered here for informational purposes only. Note in particular that the financial statements included in the following translation have been prepared in accordance with Japanese GAAP.

Namco Limited
June 8, 2005

NOTICE OF THE 50TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders,

You are cordially invited to attend the 50th Ordinary General Meeting of Shareholders, which will be held as described below.

If you are unable to attend the meeting in person, please review the Reference Materials Concerning Exercise of Voting Rights, indicate your approval or disapproval of each proposal on the voting card enclosed with this notice, apply your seal to it, and return the voting card to us.

Sincerely yours,

Masaya Nakamura, Chairman & Chief Visionary Officer
Namco Limited
2-8-5, Tamagawa, Ota-ku
Tokyo

MEETING DETAILS

1. Time and date: 1:30 p.m., Saturday, June 25, 2005

2. Location: 4th Floor, Convention Hall, Plaza Industry Ota
1-20-20, Minami-Kamata, Ota-ku, Tokyo

3. Agenda

Reports

1. Business Report, Balance Sheet and Profit and Loss Statement for the 50th Fiscal Year (from April 1, 2004 to March 31, 2005)
2. Consolidated Balance Sheet, Consolidated Statement of Profit and Loss for the 50th Fiscal Year (from April 1, 2004 to March 31, 2005); and Results of the Audit of the Consolidated Financial Statements conducted by the Independent Auditor and Board of Corporate Auditors

NOTICE TO U.S. SHAREHOLDERS

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Proposals

Item 1: Approval of Proposal for Appropriation of Retained Earnings for the 50th Fiscal Year

Item 2: Establishment of Complete Parent Company by means of a Statutory Share Exchange (Kabushiki-Iten)

Refer to the document on p.50 to 82, entitled "Reference Materials Concerning Exercise of Voting Rights", for further details.

Item 3: Amendment to Articles of Incorporation

Refer to the document on p.82 to 83, entitled "Reference Materials Concerning Exercise of Voting Rights", for further details.

Item 4: Election of 9 Directors

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* When attending the meeting in person, please present the enclosed voting card at the reception desk.

(Attachments)

BUSINESS REPORT
(April 1, 2004 to March 31, 2005)

I. Review of Operations

1. Business and Operating Results

During this fiscal year (commencing April 1, 2004 and ending March 31, 2005), the Japanese economy continued its recovery, showing several bright factors, including a gradual increase in capital investment, an improvement in corporate profits and the development of solid personal consumption due to the end of the decrease in employment income. Certain situations, however, such as a rise in oil prices and a slowdown in the increase of imports and manufacturing, meant it is still difficult to eliminate future uncertainty.

Under these circumstances, we installed as key measures, among other things, the fair allocation of company resources to businesses that are expected to be developed in the future (i.e., the Home Videogame Software Business, Web & Mobile Content Business and Pachinko and Pachislot LCD Business) and prior investment in new businesses that will support us in the medium and long term. We also continued our efforts to further improve the profitability of our three principle businesses (the Coin-Operated Game Machine Business, Home Videogame Software Business, and Amusement Facilities Operations Business). Accordingly, the Web & Mobile Content Company (WMC) and the P-7 Company were consolidated and became the Content Expansion (CX) Company in order to facilitate multiple uses of content and the efficient activities of creators. For our subsidiaries, we strengthened the leadership of our headquarters structure, adopted a business-specific method of administration that requires our subsidiaries to contribute to consolidated performance and took thorough measures to make management responsibility as clear as possible.

In this fiscal year, in the Coin-Operated Game Machine Business, sales of *Tekken 5* and Namco's other regular products performed strongly, as did sales for the LCD units for Pachislot for *Tekken R*, such that profits were greater than expected, which contributed to the overall fiscal year results. The Home Videogame Software Business saw a steady shift in sales toward its big sellers, such as *Tekken 5*, *Tales of Rebirth*, and *Ace Combat 5*, and toward sales of software for new portable hardware systems, and mobile phone content distribution went well with a healthy increase in membership numbers and a strong performance in download charges for pay-to-use content. Consequently, sales and income in the Home Videogame Software Business were higher than those in the previous fiscal year. The Amusement Facility Operations Business shifted up a notch, performing strongly as a result of the opening of new company-operated stores and planned sales at food theme parks, but bad weather conditions hampered the performance of existing stores. So although the sales results were greater than the figures for the previous fiscal year, profit was down from the previous fiscal year.

As a result of these developments, net sales for the current fiscal year increased to ¥121,625 million (up by ¥12,810 million or 12% from the previous fiscal year), recurring income increased to ¥11,348 million (up by ¥698 million or 7% from the previous fiscal year), and net income increased to ¥7,484 million (up by ¥1,241 million or 20% from the previous fiscal year), making both recurring income and net income the highest results Namco has achieved to date.

Coin-Operated Game Machine Business

AM Company

In Japan, strong sales were recorded by *Tekken 5*, the driving game *Wangan Midnight MAXIMUM TUNE*, the multiplayer battle videogame *Dragon Chronicle Online Tenku Dai-Kessen* and the sticker-photo printing machine *Setsugekka*, and repeated sales of the prize-crane pusher game, such as the *Sweet Land* series, continued to be strong. In the United States, strong sales were recorded by *Tekken 5*, *Wangan Midnight MAXIMUM TUNE* and *Ms. Pac-Man/Galaga*, and in Europe strong sales were recorded by *Tekken 5* and *Pac-Man Ball.*

CX Company

In Japan, in the Pachinko and Pachislot LCD Business, LCD units for Pachislot for *Tekken R* were sold to Yamasa Co., Ltd., which significantly contributed to the fiscal year.

Incubation Center

The "Toyama-style Stereoscopic Display Method" technology, a stereoscopic image display developed by Namco, received attention in a wide range of uses by being adopted in "ARCHITREND 21 Toyama-style 3D Picture," a 3D housing plan program developed by Fukui Computer Inc, and by being introduced to "Toyama-style Super Stereoscopic Photo Collection 'Touch It !,'" published by Shogakukan Inc.

Sales in the business increased to ¥24,583 million (up by ¥3,091 million or 14% from the previous fiscal year), including exports of ¥2,374 million (up by ¥727 million or 44% from the previous fiscal year).

Home Videogame Software Business

CT Company

In Japan, together with strong sales of *Tales of Rebirth*, *Ace Combat 5* and *Tekken 5* for Playstation 2, titles for new portable hardware systems released this fiscal year such as *Ridge Racers*, for Playstation Portable (PSP), and *PacPix* for the Nintendo DS received favorable attention, therefore both sales and profits exceeded those of the previous fiscal year. In the United States, role playing games (RPG) that used to be popular in Japan such as *Xenosaga Episode II [Zen-Aku no Higan]* for Playstation 2 and *Tales of Symphonia* for the Nintendo GameCube as well as the multi platform *Street Racing Syndicate* (SRS) (for

Playstation 2, Nintendo GameCube and Xbox), *Ace Combat 5* and *Tekken 5* for Playstation 2, sold well. Repeated and bargain titles such as *Namco Museum* for Playstation 2, Nintendo GameCube and Xbox and other titles sold steadily. Such sales, however, were not enough to fill in gaps created as a result of the blockbuster success of *Soul Calibur II* in the previous fiscal year, therefore, both sales and profits were lower than those of the previous fiscal year. In Europe, repeated and bargain titles, as well as *Ace Combat 5* and *Smashcourt Tennis Pro Tournament* for Playstation 2, sold well.
In Asia, both sales and profits exceeded those of the previous fiscal year due to sales of *Tekken 5*, *Death by Degrees Tekken: Nina Williams*, *Katamari Damacy*, *Ace Combat 5* and *Crisis Zone* for Playstation 2.

CX Company

In Japan, the mobile phone site *Taiko no Tatsujin* enjoyed continuous support from many customers, and the number of subscribers to *Apricarrot* for the NTT DoCoMo Inc. site to which *LV Lovers!* and *LV Lovers! HI LIMIT* were integrated successfully increased. Also, services were launched for the mobile phone site of *TEKKEN-NET* in conjunction with the coin-operated *Tekken 5*, as were services for *Dragon Chronicle* in conjunction with the coin-operated Dragon *Chronicle Online Tenku Daikessen*, and *Tales of Breaker*, which is a new version of the home video role-playing game (RPG) *Tales of* series, were introduced for distribution by *Tales of Mobile* content supporting the i-mode phone *900i* and *901i* series of NTT DoCoMo Inc. Accordingly, CX Company significantly contributes to the increase in the number of subscribers to the NAMCO mobile site and the increase in content value. The number of subscribers as of the end of March 2005 was 955,600, up from 836,400 as of the end of March 2004.

Overseas, Namco is accelerating the expansion of its mobile phone game content distribution business in foreign countries through its foreign subsidiaries. In particular, in North America, *Pac-Man* and *Ms. Pac-Man* are popular, and in Europe, content for Vodafone and Orange performed well.

Net sales of this business segment increased to ¥26,874 million (up by ¥5,811 million or 28% from the previous fiscal year), including exports of ¥5,604 million (down by ¥1,113 million or 17% from the previous fiscal year).

Amusement Facilities Operations Business

ET Company

In Japan, the percentage of net sales of existing stores against sales in the previous fiscal year was 96.6%, due to adverse effects such as the unprecedented heat wave, a series of typhoons, and the reduced popularity of the prize-crane pusher game, which made up the largest percentage of sales.

The main new stores opened this fiscal year based on existing business categories were *NAMCOLAND Saitama Stellar Town* (in Saitama City, Saitama), *NAMCOLAND Hikarinomori* (in Kikuyo-machi, Kumamoto) and *PLABO Nakano* (in Nakano-ku, Tokyo), and the new business categories opened were

Internet Kukan 'Chikoraku' Shinyokohama (in Yokoyama-shi, Kanagawa), *Shimashima Town Saitama* (in Saitama City, Saitama) and *Shimashima Town Fukuoka* (in Kasuya-machi, Fukuoka).

The food theme park initiated by Namco was well received as an accessible form of amusement, and *Namko Namjatown*, which includes *Ikebukuro Gyoza Stadium*, *Ice Cream City* and *Tokyo Chou Creme Batake* (in Toshima-ku, Tokyo), and other facilities performed well. The new developments of this fiscal year, in addition to the above-mentioned *Tokyo Chou Creme Batake*, were *Sapporo Ramen Kyowakoku* (in Sapporo-shi, Hokkaido), *Kuwana Ramen Kaido* (in Kuwana-shi, Mie), *Kobe Sweets Harbor* (in Kobe-shi, Hyogo), *Tokyo Pan-ya Street* (in Funabashi-shi, Chiba) and *Nagoya Men-ya Yokocho* (in Nagoya-shi, Aichi), and they have been popular and performed well.

Incubation Center

In the welfare business, an in-home care support service office *Manyuan* was opened in July 2004 and a day care service center *Kaikaya* (in Yokohama-shi, Kanagawa) was opened in October 2004. As a result, Namco is now fully into the elderly facility business.

The number of facilities as of the end of this fiscal year was 546 facilities, including revenue-sharing facilities (a method of sharing revenue from the operation of coin-operated amusement machines) (including 315 company-operated stores, 227 revenue-sharing facilities, 3 theme parks and 1 welfare facility). Sales of this business segment increased to ¥64,722 million (up by ¥3,484 million or 6% from the previous fiscal year).

Foreign Business

In the United States, though various measures continue to be taken, such as the expansion of revenue-sharing bases, the closing of unprofitable stores, and the undertaking of cost reduction efforts, the business continued to perform poorly and the percentage of net sales of existing company-operated stores against sales in the previous year was 90.8%, and both net sales and profits were lower than those of the previous fiscal year. In Europe, the business developed well in general, and sales and profits both exceeded those of the previous fiscal year. In Asia, the business remains under adverse conditions due to restrictions on opening stores and importing game equipment.

The number of facilities as of the end of the fiscal year was 1,144 in the United States (including 160 company-operated stores and 984 revenue-sharing facilities), 11 in Europe (10 company-operated stores and 1 revenue-sharing facility), and 32 in Asia (16 company-operated stores and 16 revenue-sharing facilities). The total number of domestic and foreign facilities of the Namco Group was 1,733 (501 company-operated stores, 1,228 revenue-sharing facilities, 3 theme parks and 1 welfare facility).

Royalty Revenue

In the fiscal year, in Japan and overseas, we actively went forward with the licensing of various products for commercialization.

Net sales increased to ¥5,444 million (up by ¥422 million or 8% from the previous fiscal year), mainly because Namco Hometeck Inc. actively launched repeated and bargain titles among strong sales of multi platform *Street Racing Syndicate* (SRS), *Ace Combat 5* and *Tekken 5* for Playstation 2. An increase in license fees for the *Donkey Conga* series for the Nintendo GameCube also contributed to an increase in net sales.

Restaurant Business

<u>Italian Tomato Ltd.</u>

Italian Tomato opened 3 new business-format stores, such as the *Cafe & Grill Italian Tomato Shibuya Tokyu Plaza*, which provides a model for opening a restaurant on the upper floors of commercial facilities. It also focused on opening and developing *Italian Tomato Cafe Jr.*, a self-service style store providing coffee and pasta at low prices. Sales of existing stores and cake factories, however, performed weakly due to the adverse effect of the unprecedented heat wave and a series of typhoons. Further, expenses for preparing and opening a new factory, *Atsugi Sweet Factory,* were higher than planned, so profits decreased compared to the previous year.

In this fiscal year, Italian Tomato opened 46 stores (8 company-operated stores and 38 franchise stores), and closed 21 stores (4 company-operated stores and 17 franchise stores). The number of stores as of the end of the fiscal year was 290 stores (56 company-operated stores and 234 franchise stores).

Movie and Video Business

<u>Nikkatsu Corporation</u>

Nikkatsu Corporation produced *Lady Joker*, a commemorative movie of the company for its 50th anniversary of being in the film studio business, and released it at 230 movie theaters of the Toho domestic movie chain on December 11, 2004, but box-office takings were sluggish. On the other hand, the packaged media business performed well thanks to exclusive sales of DVDs and videos (VHS) of the Athens Olympic games in November 2004. Moreover, Nikkatsu Corporation executed an exclusive agreement for a videogram right for the second (final) elimination round and main games of the Football World Cup Germany to be held in 2006 with the Japan Football Association.

2. The State of Capital Investment

The amount of capital investment was ¥9,463 million in the fiscal year, mostly used in amusement facilities and equipment. We applied our internal resources to such investment.

3. Issues to be Dealt with by Namco

Namco's Basic Principles

Namco believes that the most valuable quality in life is to enjoy an abundant and happy life filled with "play," and that the corporate mission of Namco Group, an "ultra visionary group," is to assist in the realization of that belief.

In entering the 21st century, which has been positioned as the "Era of Spirituality," and based on our idea on humanity that "to play is human," we have set a new business goal to be the "creation of an industry (sixth sector) for services based on will and consciousness." This goal is set as the next stage in the industry after knowledge (the fourth sector) and emotion (the fifth sector), which are developed extensions of the expanded third industrial class. With this goal we will demonstrate the philosophy of "a higher level of industry to create more spawning sectors added value" by creating business through "play" (ways of playing, places to play, and tools for playing).

We will also focus on our shareholders, who continue to support us and share our vision, and aim for a consolidated Return on Equity (ROE) of 15% by conducting high value-added management and by pursuing maximum profit within the Namco Group as a whole.

Basic Principles regarding Namco's Profit Distribution

We consider returning profit to our shareholders an important management policy. Our basic principle is to enhance the company's competitiveness while retaining its financial health and to distribute a stable dividend and improve the company's corporate value. More specifically, we will aim for a payout ratio of 30 percent or more.

In the fiscal year ended March 31, 2005, we conducted a two-for-one stock split in common stock on November 19, 2004, for shareholders recorded in the register as at September 30, 2004, in order to return profit to our shareholders and increase the liquidity of Namco's shares.

At the time of the stock split, we were scheduled to distribute a year-end ordinary dividend of ¥12 per share (an increase of ¥4 in terms of stock before the split) but since we have posted record profits and in commemoration of our 50th year in business, we propose to add a commemorative dividend of ¥8, making the year-end dividend to be ¥20 per share (an increase of ¥20 in terms of stock before the split). Under this proposal the annual dividend will be ¥40 per share when combined with the interim dividend of ¥20 per share that were distributed before the stock split.

Basic View Towards Corporate Governance and Measures Taken

Namco recognizes that the profit of all stakeholders, who support corporate activities, is its highest priority and that establishing corporate governance is a major managerial task for maximizing shareholder value successively and in the long term. As a base for this, we have clearly stated Namco's "Basic Philosophy" so that management and employees share the same vision and mission and it will serve as the basic mental attitude and guideline of employees in order for them to focus on creating added value in the spirit of "play," which runs through the core of our business.

(1) Administrative organization and other structures regarding managerial decision-making, enforcement and supervision

Namco's 8 directors hold a board of directors' meeting every month. The board of directors makes decisions on management matters and makes efforts to conduct appropriate supervision by receiving timely reports from the representative director and the presidents conducting businesses directly under the representative director's direction. Also, the directors and presidents hold regular executive meetings so that they share information directly and company business is conducted effectively. At the executive meetings, various matters such as the business results of the individual in-house company system are discussed, as well as matters decided at the board of directors' meeting thoroughly informed with the presence of a full-time corporate auditor.

Namco uses an auditor system. Three of the four corporate auditors (two of the four are full-time auditors) fulfill the requirements as external corporate auditors, and each auditor conducts audits by cooperating with the accounting auditor when necessary, based on the job assigned at the auditor's meeting. The full-time auditors regularly attend board of directors' meetings and executive meetings and visit affiliate companies located domestically and abroad, if necessary, to prevent fraud and to maintain and secure appropriate business activity. The part-time auditors strictly audit the appropriateness of business activity from an objective standpoint by attending director's meetings and other meetings. Also, when necessary in conducting businesses, appropriate advice is received accordingly from our attorneys and accounting auditors. Namco has not selected outside directors, but audits towards the directors are conducted by outside auditors from an objective standpoint.

Also, for the fiscal year ended March 31, 2005, a total of ¥315 million (excluding the ¥4 million of employees' remuneration for directors having duties also as an employee's capacity) was paid to the

10 directors (including the 2 retiring members) and a total of ¥45 million was paid to the 5 auditors (including the retiring member) as executive remmneration.

(2) Undertakings conducted for Namco's corporate governance

As a part of the executive remmneration reform, we abolished the director's retirement compensation system on June 26, 2004. Also, in order to clarify the director's managerial responsibilities, we resolved to shorten the director's term from 2 years to 1 year at the annual shareholders' meeting held on the same date, so as to conduct speedy management. Under these circumstances, 21 board of directors' meetings were conducted and 12 executive meetings were conducted.

Also, in order to ensure good communication between us and our shareholders, we have been holding the annual shareholders' meeting on a Saturday avoiding a day where most companies hold the meeting. The simultaneous hosting of a social party where Namco's game machines and Namco Group's services can be experienced has become an established custom, and many shareholders attend this social party with their children. Also, domestic and international IR activities have been pursued in a positive manner by holding results briefings for institutional investors and analysts, responding to individual company visits by institutional investors, and disclosing information via our website.

As of November 1, 2004, compliance has been conducted by formulating Namco's company charter for its codes of conduct, establishing the compliance committee, and executing an in-house reporting system. As of April 1, 2005, a personal information protection structure has been built based on the basic provisions of the protection of personal information in order to correspond with the laws regarding the protection of personal information.

Issues to be Dealt with by Namco

Namco will steadily implement various measures in order to raise the independence of each business unit and to strengthen its profit-generating capacity. As a part of this measure, we have changed our corporate organization as of April 1, 2005. Due to this change, product strategies and hardware strategies connecting each of CT Company, AM Company and CX Company can be made by the newly established unit in charge of the content business, thereby making it easy to share know-how and technology. Also, by flexibly allocating creators' resources, Namco can generate free-minded ideas such as inter-company projects and push ahead further with our efforts to produce content from multiple sources. Each Company in the Namco Group will utilize its strengths and aim at becoming the number 1 all-around game content manufacturer.

Specifically, Namco will thoroughly develop superior merchandise that is highly profitable in the Coin-Operated Game Machines business segment (AM Company) and seek to develop a product portfolio combining the No. 1 brand name with the new products. Also, with respect to Pachinko and Pachislot LSD (CX Company), we will make proposals for products with high added value and establish a highly profitably business by raising the quality of the video software and upgrading Namco's hardware. In the Home Videogame Software Business (CT Company), we will have products responsive to the next generation's platforms and network games and develop new content and related businesses as well as focusing on building a development and sales structure with high-cost performance that can keep up with the changing market environment. In the Contents Distribution Business for Mobile Phones (CX Company), Namco will cultivate websites, which will serve as the main base for generating profit, and maintain and increase its subscribers. At the same time, Namco will enhance its development structure to create original content and will strive to further improve its profit coming from overseas.

On the other hand, in the Amusement Facilities Operations Business (ET Company), a unit in charge of the location businesses has been newly established to assist advancement of new location businesses , which will reinforce Namco's management. Specifically, Namco will secure profit in location markets that are seeing slow growth, hold superiority over its competitors in opening up new stores, and also build a new business pillar that will generate profit independent of such location businesses. Namco will also actively engage in raising profitability in the overseas market and in developing new business formats.

Namco will improve its management index so that the results of the measures taken can be grasped objectively and speedily.

Namco's Management Strategy in the Mid to Long Term

Namco Group is involved in each of the businesses to sustain its continuous growth and raise its corporate value. Namco will transform itself to respond to the shareholder's expectations by taking various initiatives necessary to achieve that goal. The 7 items below are the major management initiatives:

1. Increase in share price through high value additions in the business, profit maximization for the Namco Group, achievement of a consolidated ROE of 15%;
2. High profitability in the three principle businesses (Coin-Operated Game Machine Business, Home Videogame Software Business and Amusement Facilities Operations Business);
3. Development and strengthening of collaborations, including business tie-ups;
4. Development and nurture of new businesses;
5. Reinforcement and pioneering of multi-use strategy for content;
6. Development of structures and systems and strengthen its operations regarding human resources and education and reinforcement of their operation so as to raise morale, which is what supports the company's business strategy; and

7. Reinforcement of strategies regarding subsidiaries centered on the clarification of management responsibilities and allocation of resources.

Forecast for the Following Period

Since the fiscal year ended March 31, 2001, Namco conducted a structural reform by thoroughly reviewing the basics of the company, and has taken the second step by pushing ahead with a growth strategy. Namco believes that now, when a certain degree of achievement has been attained, it is the optimal time to develop new growth strategies. And in order to further reinforce its management capabilities, it has shifted to a new management setup as of April 1, 2005, with Director Shigeichi Ishimura assuming the president & chief executive officer's post and Managing Director Shukuo Ishikawa and Director Jun Higashi assuming the posts of executive vice presidents.

Also, as of April 15, 2005, part of the shares of Italian Tomato Ltd., Namco's subsidiary, were transferred to Key Coffee Inc., but this was as a part of the restructuring of business operations centered around the entertainment business, which we are enhancing, and we seek to strengthen our core business.

Under these circumstances, we forecast our business results for the whole financial year at ¥136,000,000,000, recurring income ¥11,400,000,000, and net income ¥7,200,000,000.

Our company has commemorated its 50th year in business on June 1, 2005, and will valiantly challenge the next stage. We hope that you, our shareholders, will continue to give us your support and encouragement.

4. Trends in Operating Results and Assets

In the Coin-Operated Game Machine Business, sales of *Tekken 5* and Namco's other regular domestic products performed strongly, as did sales for the LCD units for Pachislot for *Tekken R*. The Home Videogame Software Business saw a steady shift in sales toward its big sellers, such as *Tekken 5*, *Tales of Rebirth*, and *Ace Combat 5*, and toward sales of software for new portable hardware systems, and mobile phone content distribution went well with a healthy increase in membership numbers, and download charges for pay-to-use content also performed strongly. The Amusement Facility Operations Business improved, performing strongly as a result of the opening of new company-operated stores and planned sales at food theme parks, but bad weather conditions hampered the performance of existing stores.

As a result of these developments, net sales for the fiscal year ended March 31, 2005 increased to ¥121,625 million (up by ¥12,810 million or 12% from the previous fiscal year), recurring income increased to ¥11,348 million (up by ¥698 million or 7% from the previous fiscal year), and net income increased ¥7,484 million (up by ¥1,241 million or 20% from the previous fiscal year), making both those figures for recurring income and net income the highest such results Namco has achieved to date. This also had the effect of enabling Namco to record its highest figures to date for consolidated recurring income and consolidated net income.

Non-consolidated Results

	47th Term	48th Term	49th Term	50th Term (this FY)
	March 2002	March 2003	March 2004	March 2005
Net sales (million yen)	89,482	95,438	108,815	121,625
Recurring Income (million yen)	5,322	7,127	10,649	11,348
Net income (million yen)	1,971	3,766	6,243	7,484
Net income per share (yen)	35.78	66.02	109.65	65.91
Total assets (million yen)	113,965	115,570	121,607	126,446
Net assets (million yen)	87,426	89,417	93,753	98,366

Notes to Non-consolidated Results

1. In the 48th term, Namco made efforts to remove factors inhibiting income by implementing construction reform, and by positioning as the most important measures as of May 2002 (1) the thorough consolidating of sales in the Home Videogame Software Business, (2) the beefing up and improvement of the quality of products in the Coin-Operated Game Machine Business, (3) the boosting of our income-making ability in the Amusement Facilities Operations Business, (4) a shift from "focusing on" to "consolidating" our Web & Mobile Contents Businesses, (5) putting into top gear our participation in liquid crystal display markets for pachinko and

pachislots, (6) the establishment of functions that create and develop new business, one of Namco's mainstay operations, (7) the improving of efficiencies in the business of the head office and (8) the strengthening of the Corporate Strategic Planning Office. To that end, we shifted to a new system that boosts each company's degree of autonomy and aims to create maximum income and implemented various measures, thereby steadily boosting net sales and recurring income.

2. Since the 49th term, Namco has been preparing financial statements in accordance with the revised Enforcement Regulations of the Commercial Code of Japan (the "Commercial Code"), which were revised by Government Ordinance Revising the Enforcement Regulations of the Commercial Code (Ministry of Justice Ordinance No. 7 of February 28, 2003 and No. 68 of September 22, 2003). Therefore, "income for the fiscal year" and "income per share for the fiscal year" for the 47th and 48th terms are shown as "net income" and "net income per share."

3. Net income per share is calculated based on the average total number of shares issued and outstanding during the fiscal year under review (excluding treasury stock). Also, since the 48th term, an amount for directors' bonuses has been deducted from net income in accordance with the Accounting Standards Concerning Net Income Per Share (Business Accounting Standards No. 2). A two-for-one stock split was also carried out, effective as of November 19, 2004, in shares of common stock, as a result of which 55,087,618 shares were issued. Net income per share for the fiscal year under review was calculated on the basis that the stock split was carried out at the beginning of the fiscal year.

4. Because the Accounting Standards for Impairment of Fixed Assets (Opinion Concerning Establishment of Accounting Standards for Impairment of Fixed Assets (Business Accounting Council August 9, 2002)) and the Guidance on Corporate Accounting Standards for Impairment of Fixed Assets (Guidance on Corporate Accounting Standards Application No. 6, Oct. 31, 2003) has become available for application starting from the financial statements relating to the business year that ended March 31, 2004. Accordingly, Namco has applied the above standards and guidance, effective from the fiscal year ended March 31, 2005. This did not affect the results of profit and loss.

Reference

Consolidated Results:

	47th Term	48th Term	49th Term	50th Term (this FY)
	March 2002	March 2003	March 2004	March 2005
Net sales (million yen)	152,136	154,777	172,594	178,551

Recurring Income (million yen)	4,664	8,777	14,428	14,588
Net income (million yen)	2,035	4,115	7,545	9,464
Net income per share (yen)	36.95	72.35	133.00	83.63
Total assets (million yen)	144,139	143,213	148,116	154,474
Net assets (million yen)	96,133	96,647	101,810	107,773

Notes

1. Net income per share is calculated based on the average total number of shares outstanding during the fiscal year under review (excluding treasury stock). Also, since the 48th term, an amount for directors' bonuses has been deducted from net income in accordance with the Accounting Standards Concerning Net Income Per Share (Business Accounting Standards No. 2). A two-for-one stock split was also carried out, effective as of November 19, 2004, in shares of common stock, as a result of which 55,087,618 shares were issued. Net income per share for the fiscal year under review was calculated on the basis that the stock split was carried out at the beginning of the term.

2. Because the Accounting Standards for Impairment of Fixed Assets (Opinion Concerning Establishment of Accounting Standards for Impairment of Fixed Assets (Business Accounting Council August 9, 2002)) and the Guidance on Corporate Accounting Standards for Impairment of Fixed Assets (Guidance on Corporate Accounting Standards Application No. 6, Oct. 31, 2003) has become available for application starting from the consolidated financial statements relating to the business year that ended March 31, 2004. Accordingly, Namco has applied the above standards and guidance, effective from the fiscal year ended March 31, 2005. This had the effect of reducing net income by ¥4 million.

II. Overview of Namco (As of March 31, 2005)

1. Principal Business

Namco is engaged in the following principle businesses:

(i) Development, production and sales of amusement machines such as commercial videogames, mechanical games, other coin-operated games, rides, and simulators.

(ii) Development, production and sales of videogame software and care support machines for home use.

(iii) Content distribution business for mobile devices such as mobile phones.

(iv) Operation of amusement facilities.

(v) Licensing for production and sales, and licensing for commercialization, of amusement machines and home videogame software.

2. Principal Offices

Corporate Headquarters	2-1-21, Yaguchi, Ota-ku, Tokyo
Sales and Operations Division	2-8-5, Tamagawa, Ota-ku, Tokyo*
Yaguchi Branch Office	2-4-6, Yaguchi, Ota-ku, Tokyo
Yokohama Creative Center	1-1-32, Shinurashima-cho, Kanagawa-ku, Yokohama-shi, Kanagawa
Yokohama Mirai-Kenkyusho	15-1, Shinei-cho,Tsuzuki-ku, Yokohama-shi, Kanagawa
Nakameguro Creative Center	2-1-1, Kamimeguro, Meguro-ku, Tokyo
Technical Center	2-1-60, Taru-machi, Kohoku-ku, Yokohama-shi, Kanagawa
Namco Kansai Branch	1-21-26, Esaka-cho, Suita-shi, Osaka
Shin-Osaka Creative Center	3-5-36, Miyahara, Yodogawa-ku, Osaka-shi, Osaka
Eastern Japan Sales Division	2-8-5, Tamagawa, Ota-ku, Tokyo

Western Japan Sales Division	1-21-26, Esaka-cho, Suita-shi, Osaka
Namco Namja Town	Sunshine City World Import Mart Building, 3-1-3, Higashi Ikebukuro, Toshima-ku, Tokyo

Notes 1. The address identified as * is the registered principal office of Namco under its commercial register.

2. Namco has divided Japan into the following 15 areas under two divisions, Eastern Japan Sales Division and Western Japan Sales Division, and has divided each area into 66 blocks.

Tokyo Area (Ota-ku)	Tokai Area (Nagoya-shi)	Kyoto Shiga Hokuriku Area (Kyoto-shi)
Kanagawa Area (Yokohama-shi)	Tohoku Area (Sendai-shi)	Kyushu Area (Fukuoka-shi)
Saitama Area (Saitama-shi)	Hokkaido Area (Sapporo-shi)	Minami-Kyushu Area (Kumamoto-shi)
Higashi-Kanto Area (Chiba-shi)	Osaka Area (Suita-shi)	Chugoku Area (Hiroshima-shi)
Kita-Kanto Area (Ota-shi)	Hyogo Area (Akashi-shi)	Shikoku Area (Matsuyama-shi)

3. Matters Concerning Shares

(1) Total Number of Shares to be Issued:

219,000,000

* Namco carried out a two-for-one stock split of common stock on November 19, 2004, and on the same day, amended its Articles of Incorporation so that the total number of shares to be issued by Namco increased by 109,314,579 shares to 219,000,000.

(2) Total Number of Shares Issued and Outstanding:

110,175,236 (up 55,087,618 from the last previous fiscal year end)

* The number of shares increased during the fiscal year due to the stock split as referred above.

(3) Number of Shareholders:

24,653 (up 7,037 from the previous fiscal year end)

(4) Principle Shareholders (10 largest shareholders):

Shareholders	Investment in Namco		Investment in the Principle Shareholders by Namco	
	Number of shares held	Percentage of equity held	Number of shares held	Percentage of equity held
	(thousands of shares)	(%)	(thousands of shares)	(%)
Masaya Nakamura	18,360,000	16.66	——	——
MAL Ltd.	13,510,200	12.26	——	——
Japan Trustee Service Bank, Ltd. (Trust Account)	8,433,500	7.65	——	——
The Master Trust Bank of Japan, Ltd. (Trust Account)	5,944,100	5.40	——	——
The Sumitomo Trust & Banking Co., Ltd. (Trust Account B)	3,203,500	2.91	——	——
Japan Trustee Services Bank, Ltd. (Trust Account 4)	2,220,500	2.02	——	——

Mitsui Asset Trust and Banking Company, Limited (Individually Operated Designated Money Trusts 1)	1,509,000	1.37	——	——
The Chase Manhattan Bank NA London SL (Omnibus Account)	1,436,410	1.30	——	——
State Street Bank and Trust Company 505103	1,260,225	1.14	——	——
Yasuhiro Fukushima	1,101,800	1.00	——	——

Note Mr. Masaya Nakamura sold 4,000,000 shares of Namco to Bandai Co., Ltd. on May 2, 2005, and as of that date, the number of shares held by him became 14,360,000 shares and his percentage of equity held became 13.03%. Also, MAL Ltd. sold 3,000,000 shares of Namco to Bandai Co., Ltd. on May 2, 2005, and as of that date, the number of shares held by MAL Ltd. became 10,510,200 shares and its percentage of equity held became 9.54%. As a result, as of May 2, 2005, the number of shares held by Bandai Co., Ltd. was 7,000,000 shares and its percentage of equity held was 6.35%.

4. Acquisition, Disposal and Holding of Shares of Treasury Stock

(1) Shares Acquired:

Common Stock: 822

Total Acquisition Price: ¥1,361,000

Of the above shares, the number of Namco's own shares acquired after the close of the 49th Ordinary General Meeting of Shareholders in accordance with a Board of Directors resolution as authorized by the Articles of Incorporation:

N/A

(2) Shares Increased due to Stock Split:

Namco's treasury stock has increased by 208,390 shares due to a two-for-one stock split of common stock carried out on November 19, 2004.

(3) Shares Disposed of:

N/A

(4) Shares Voided:

N/A

(5) Number of Shares Held at the End of this Fiscal Year:

Common Stock: 417,455

5. Employees

Male/Female	Number of Employees	Increase/decrease from the previous fiscal year	Average Age (years old)	Average Working Years
Male	2,073	+107	35.7	9.8
Female	334	+40	32.6	6.7
Total or Average	2,407	+147	35.3	9.4

Note In addition to the employees set out above, an average of 5,195 temporary staff personnel were hired during the fiscal year under review.

6. Material Business Combination

(1) Principal Subsidiaries:

Company	Capital	Equity held by Namco	Main Business
Namco Holding Corp.	(in thousands of dollars) 63,735	100.00 %	Management of Namco's local subsidiaries in the U.S.; management of intellectual property rights; licensing for production, sales and commercialization of commercial amusement machines and home videogame software; and licensing for distribution of content for mobile phones.
Namco America Inc.	(in thousands of dollars) 9,091	100.00 % *	Development, production and sales of commercial amusement machines; and development and distribution of content for mobile phones.
Namco Hometek Inc.	(in thousands of dollars) 2,000	100.00 % *	Development, production and sales of home videogame software.
Namco Cybertainment Inc.	(in thousands of dollars) 66,498	100.00 % *	Operation of amusement facilities in the U.S. market.
Namco Europe Ltd.	(in thousands of sterling pounds) 24,500	100.00 %	Production and sales of commercial amusement machines; development and distribution of content for mobile phones.
Namco Operations Europe Ltd.	(in thousands of sterling pounds) 23,000	100.00 % *	Management of operation of amusement facilities in the European market; and operation of amusement facilities in the U.K.

Italian Tomato Ltd.	(in thousands of yen) 759,420	57.13 %	Operation and franchise business of restaurants under direct management.
Nikkatsu Corp.	(in thousands of yen) 3,534,750	74.44 %	Production, distribution and promotion of movies; and production and sale of packaged software; and a satellite broadcasting business.

Notes

1. The percentages indicated with * means Namco's indirect holdings.

2. Namco America Inc., Namco Hometak Inc. and Namco Cybertainment Inc. are held through Namco Holding Corp.

3. Namco Operations Europe Ltd. is held through Namco Europe Ltd.

(2) Events related to Business Combinations:

(i) Namco Operations Israel (Holdings) Ltd., a dormant company, was liquidated on April 5, 2004.

(ii) As a result of Italian Tomato Ltd. carrying out an issue of new stock to a third party on August 27, 2004, as of the same date, the equity holding of Italian Tomato Ltd. by Namco decreased from 66.56% to 57.13%. Namco sold its 107,000 shares of Italian Tomato Ltd. to Key Coffee Inc. on April 15, 2005, and the equity holding by Namco was further reduced to 30.55%. Consequently, Italian Tomato Ltd. will become an equity-method affiliate from the next fiscal year.

(3) Results related to Business Combinations:

The consolidated subsidiaries of Namco are 20 companies, including 8 listed in "(1) Principal Subsidiaries" above, and one affiliate is accounted for by the equity method.

Consolidated net sales for the fiscal year under review were ¥178,551 million (up by ¥5.957 million or 3% from the previous fiscal year). Consolidated ordinary income for the current term increased to ¥14,588 million (up by ¥160 million or 1% from the previous fiscal year). Consolidated net income for the fiscal year increased to ¥9,464 million (up by ¥1,919 million or 25% from the previous fiscal year). As a result, Namco recorded all-time highs of consolidated recurring income and consolidated net income for the fiscal year under review.

7. Principal Lenders

Company	Loans Outstanding	Shares of Namco held by Lenders	
		Number of shares held	Percentage of equity held
	Millions of yen	Shares	%
Mizuho Corporate Bank, Ltd.	1,670	443,000	0.40
Sumitomo Mitsui Banking Corporation	1,250	340,500	0.31
The Bank of Tokyo-Mitsubishi, Ltd.	502	106,000	0.10
The Sumitomo Trust & Banking Co., Ltd.	416	178,000	0.16

8. Directors and Corporate Auditors

Title	Name	Areas of Responsibility
Chairman & Chief Visionary Officer and Director (Representative Director)	Masaya Nakamura	
President & Chief Executive Officer and Director (Representative Director)	Kyushiro Takagi	
Vice Executive President and Director (Representative Director)	Akiyoshi Sarukawa	Division Manager of the Corporate Strategic Planning Office
Senior Managing Director (Representative Director)	Masahiro Tachibana	CT Company President
Managing Director	Keiji Tanaka	Division Manager of the Corporate Office
Managing Director	Shukuo Ishikawa	AM Company President
Director	Jun Higashi	ET Company President
Director	Shigeichi Ishimura	CX Company President

Full-time Corporate Auditor	Shigeru Yamada	
Full-time Corporate Auditor	Koichiro Homma	
Corporate Auditor	Mitsuo Ichikawa	Tax accountant
Corporate Auditor	Osamu Sudo	Attorney-at-law

Notes

1. As of the close of the 49th Ordinary General Meeting of Shareholders held on June 26, 2004, Director Koichiro Homma and Director & Adviser Ryuji Hashiguchi have resigned from their positions due to expiration of their term of office, and Corporate Auditor Toshinori Hayashida has voluntarily resigned from his position.

2. As of the close of the 49th Ordinary General Meeting of Shareholders held on June 26, 2004, Mr. Jun Higashi and Shigeichi Ishimura have been appointed as Directors, Mr. Koichiro Homma as a Corporate Auditor, and those appointed assumed their positions.

3. As of the end of March 31, 2005, President & Chief Executive Officer and Representative Director Kyushiro Takagi has resigned from his office of president & chief executive officer and director, and Executive Vice President and Representative Director Akiyoshi Sarukawa has resigned from his office of executive vice president and representative director. As of April 1, 2005, Director Shigeichi Ishimura assumed the position of president & chief executive officer and representative director, and Managing Director Shukuo Ishikawa and Director Jun Higashi assumed their positions of executive vice president and representative director.

4. As of April 1, 2005, President & Chief Executive Officer and Representative Director Kyushiro Takagi assumed the position of vice chairman and Representative Director, and Executive Vice President and Representative Director Akiyoshi Sarukawa assumed the position of vice chairman.

5. Full-time Corporate Auditor Shigeru Yamada, Corporate Auditor Mitsuo Ichikawa and Corporate Auditor Osamu Sudo are external corporate auditors.

9. Amount of Compensation to be paid to Independent Auditor

		Amount to be paid
(i)	Total amount of compensation to be paid to independent auditor by Namco and subsidiaries	million yen 57
(ii)	Of the total amount set out in (i), total amount of compensation to be paid for providing services (audit certification service) under Article 2, Paragraph 1 of the Certified Public Accountant Law	45
(iii)	Of the total amount set out in (ii), amount of compensation to be paid for independent auditor by Namco	27

Note In the audit engagement agreement between Namco and the independent auditor, an amount of compensation for an audit performed under the "Law for Special Exceptions to the Commercial Code of Japan Concerning Audits of Joint Stock Companies, etc." and an audit under the Securities and Exchange Law is not differentiated, and it is substantially impossible to distinguish them. Therefore, the amount set out in (iii) above shows the total of these amounts.

III. Material Facts concerning Company's Status after the Closing of Accounts

Namco resolved at the Board of Directors meeting held on May 2, 2005 to establish "Namco Bandai Holdings Inc.", which will be jointly established by Namco and Bandai Co., Ltd. and will be a holding company of both companies through a share-for-share exchange, and on the same day, entered into a statutory share exchange agreement with Bandai Co., Ltd. The date of incorporation (the date scheduled to close the share-for-share exchange) of "Namco Bandai Holdings Inc." is expected to be September 29, 2005.

This transaction is subject to approvals at ordinary general meetings of shareholders of both Bandai Co., Ltd. and Namco, and Namco has hereby proposed hereof to this Ordinary General Meeting of Shareholders as Agenda Item 2.

Note: In this Business Report, all fractional amounts less than the relevant indicated unit in tables are truncated.

NAMCO LIMITED **BALANCE SHEET**
(As of March 31, 2005)

	(million yen)
	Amount
ASSETS	
Current assets	
Cash and deposits	22,678
Notes receivable-trade	1,092
Accounts receivable-trade	9,580
Merchandise and finished goods	1,396
Work in progress	15,554
Raw materials	1,307
Stores	867
Advanced payment	155
Prepaid expenses	733
Deferred tax assets-currents	885
Short-term loans in subsidiaries	620
Other current assets	77
Allowance for doubtful receivables	(41)
Total current assets	**54,906**
Fixed Assets	
Tangible fixed assets	
Buildings	1,279
Structures	12
Machinery, and equipment	754
Amusement machines and facilities	16,811
Vehicles and transporters	0
Tools and equipment	669
Land	5,251
Construction in progress	251
Total tangible fixed assets	**25,031**
Intangible fixed assets	
Leasehold Rights	7
Trademark Rights	5
Software	418
Other Intangible fixed assets	1,259
Total intangible fixed assets	**1,690**
Investments and other assets	
Investment in securities	904
Investment in affiliated companies' stocks	16,913
Investment	19
Investment in affiliated companies	200
Long-term loans to affiliated companies	5,702
Subscribed deposit	18,273
Long-term prepaid expenses	534
Deferred tax assets	2,001
Others	752
Allowance for doubtful receivables	(485)
Total investments and other assets	**44,817**
Total fixed assets	**71,540**
Total assets	**126,446**
	(million yen)
	Amount

LIABILITIES	
Current liabilities	
Notes payable-trade	5,940
Accounts payable-trade	4,443
Long-term loans repaid within 1 year	1,660
Accrued amount payable	3,207
Accrued expenses	1,952
Accrued corporate taxes, etc.	3,171
Accrued consumption tax	548
Accrued business office tax	139
Deposits received	321
Deposits payable	402
Unearned revenues	0
Total current liabilities	**21,787**
Fixed liabilities	
Long-term Borrowings	2,178
Long-term accrued amount payable	1,978
Employees' severance and retirement benefits	1,103
Deposit	481
Long-term deposit	550
Total fixed liabilities	**6,292**
Total liabilities	**28,080**
SHAREHOLDER'S EQUITY	
Common stock	**27,369**
Capital surplus	**26,399**
Capital reserve	26,399
Earning surplus	**44,969**
Retained earnings appropriated for legal reserves	1,435
General reserves	35,950
Unappropriated retained earnings at the end of the period	7,584
Other valuation differences of securities	45
Treasury stocks	(416)
Total shareholders' equity	**98,336**
Total liabilities and shareholders' equity	**126,446**

NAMCO LIMITED   PROFIT ANS LOSS STATEMENT
(April 1, 2004 through March 31, 2005)

		(million yen)
		Amount
Net Sales		
Sales amount of merchandise and finished goods	51,457	
Amusement facilities income	64,722	
Royalty Income	5,444	121,625
Cost of Sales		
Cost of sales on merchandise and finished goods	32,354	
Cost of amusement facilities income	57,401	
Cost of royalty income	1,241	90,998
Gross Profit		30,626
Selling, general and administrative expenses		19,272
Operating income		**11,354**
Non-operating income		
Interest and dividend received	176	
Exchange income	9	
Miscellaneous income	86	271
Non-operating expenses		
Interest paid	22	
Reversal of allowance for doubtful receivables	174	
Miscellaneous loss	80	277
Operating income		11,348
Extraordinary income		
Gain on sale of investment in securities	301	301
Net income before income taxes		**11,649**
Corporate taxes, inhabitant and enterprise taxes	4,714	
Tax adjustment	(549)	4,164
Net income		**7,484**
Balance brought forward		1,197
Interim cash dividends		1,097
Unappropriated retained earnings		7,584

Notes to Financial Statements

1. All sums are shown in millions of yen, rounded down to the nearest million.

2. Significant Accounting Policies

(1) Valuation basis and method used for assets

Securities

Stock of Affiliated Company:
Stated at cost, based on the moving average method

Other Securities

Securities with market value:
Market value method based on market prices, etc. at fiscal year-end. (Valuation discrepancies are included directly in the capital account, and the selling costs are accounted for using the moving average method.)
Securities without market value:
Stated at cost, based on the moving average method

Valuation basis and method used for derivatives

Derivatives: Market value method

Inventories

Manufactured products and materials:
Stated at cost, based on the moving average method

Work in progress:
Work in progress related to game software production is stated using the specific cost method. Others are stated at cost based on the moving average method.

Supplies: Stated at final purchase price

(2) Depreciation method for tangible fixed assets

Tangible fixed assets are depreciated using the declining balance method. For structures (excluding attached facilities and equipment) acquired after April 1998 and a part of amusement facilities and equipment, however, the straight-line method is applied.

Main useful lives
Amusement facilities and equipment: 3-15 years

(3) Depreciation method for intangible fixed assets

Intangible fixed assets are depreciated by the straight-line method.

Period in which the Company may use software:

Software used for research and development: 3 years
Others: 5 years

(4) Accounting criteria for allowances

Allowance for doubtful accounts:

To prepare for potential losses due to bad debts, historical credit loss ratios are used for ordinary receivables. Uncollectible amounts are recorded based on individual consideration of the account's potential for collection of receivables clearly at risk and other specific receivables.

Allowance for severance and retirement benefits:

Provision for severance and retirement benefits is made based on the estimated payment obligation and the pension fund balance at year-end.

The actuarial differential is allocated proportionately based on the average remaining employee work period and is treated as an expense in the following term at the time such difference occurs.

The past service liability is amortized proportionately based on the specified number of years (10 years) within the average remaining employee work period at the time such liability occurs.

(5) Significant hedge accounting method

Hedge accounting method

The deferred hedge accountingis applied. However, interest rate swap transactions that meet the requirements for special factors are subject to application of the special hedging accounting method.

Hedge method and targets

Hedging method:

Foreign exchange contract transactions and interest rate swap transactions

Hedging targets:

Monetary claims in foreign currency, anticipated transactions in foreign currency and interest on loans

Hedging policy:

Foreign exchange contract transactions are used in order to avoid risks arising from fluctuations in the exchange rate of hedging targets in accordance with internal authority regulations or registration and approval. At the same time, interest rate swap transactions are used in order to avoid risks arising from fluctuations in market interest rates.

Evaluation of the effectiveness of hedges:

The effectiveness of hedge transactions is evaluated based on the market movement of the hedging targets and the method for the period from the commencement of the hedges and the time of evaluation of effectiveness of the hedges. For the interest rate swap transactions subject to application of the special hedging accounting method, the evaluation of effectiveness of the hedges is omitted.

(6) Accounting for consumption taxes and local taxes

Based on net sales exclusive of tax.

3. Change in Accounting Policies

Because the Accounting Standards for Impairment of Fixed Assets (Opinion Concerning Establishment of Accounting Standards for Impairment of Fixed Assets (Business Accounting Council August 9, 2002)) and the Guidance on Corporate Accounting Standards for Impairment of Fixed Assets (Guidance on Corporate Accounting Standards Application No. 6, Oct. 31, 2003) has become available for application starting from the financial statements relating to the business year that ended March 31, 2004. Accordingly, Namco has applied the above standards and guidance, effective from the fiscal year ended March 31, 2005. But this did not affect profit.

4. Balance Sheet

(1) Monetary claims and liabilities with respect to affiliated companies

Short-term monetary claims on affiliated companies:	¥1,274 million
Long-term monetary claims on affiliated companies:	¥5,702 million
Short-term monetary obligations to affiliated companies:	¥437 million
Long-term monetary obligations to affiliated companies:	¥20 million

(2) Accumulated depreciation of tangible fixed assets: ¥52,983 million

(3) Liability for guarantee: ¥2,336 million

(4) Net assets increased by adding market value in the balance sheet as specified under Article 124, Item 3 of the Enforcement Regulations of the Commercial Code: ¥45 million

5. Profit and Loss Statement

(1) Trading volume with affiliated companies

Net Sales:	¥4,757 million
Amount of purchase:	¥3,510 million
Selling and administrative expense:	¥334 million
Trading volume other than business transaction:	¥205 million

(2) Net income per share: ¥65.91

One share of common stock was split into two shares on November 19, 2004.

Net income per share is calculated assuming the stock split was performed at the beginning of the fiscal year.

6. Additional Information

(1) Allowance for directors' retirement compensation

The allowance for retirement compensation is previously provided in an estimated amount necessary to cover the director's retirement compensation at the end of the term under Namco's internal rules. As a result of reviewing remmeration of officers as a part of management reforms, the system of director's retirement compensation was abolished on June 26, 2004, the date of the general shareholders' meeting. The amount equivalent to the director's retirement compensation for the period before the date of that general shareholders' meeting is treated as long-term accounts payable as it will be paid at their time of retirement.

(2) Presentation of profit and loss statement of assessment of corporate enterprise tax by estimation on the basis of the size of business

¥356 million is reported under selling, general and administrative expenses in accordance with the "Practical Treatment of Presentation of profit and loss statement of Assessments of Corporate Enterprise Tax by Estimation on the Basis of the Size of Business" (Business Accounting Standard Committee (February 13, 2004)) of Practical Processing Report No. 12 with respect to the value added portion and capital portion of corporate enterprise tax as a result of introduction of the assessment by estimation on the basis of the size of business.

PROPOSED APPROPRIATION OF RETAINED EARNINGS

Application	Amount
	(yen)
Unappropriated retained earnings at end of year	7,584,417,090
Total	7,584,417,090
To be appropriated as follows:	
Cash dividends	2,195,155,620
¥20.0 per share	
(¥12.00 as ordinary dividend and ¥8.00 as commemorative dividend)	
Bonuses to directors	230,000,000
Bonuses to corporate auditors	20,000,000
General Reserve	3,750,000,000
Unappropriated retained earnings carried forward	1,389,261,470

Notes:

1. An interim dividend of ¥20 per share, totaling ¥1,097,584,560, was paid on December 10, 2004.

Certified copy of audit report of the independent auditor

INDEPENDENT AUDITOR'S REPORT

May 17, 2005

To: The Board of Directors
Namco Ltd.

Ernst & Young ShinNihon
Kanetada Toyama [seal]
CPA, member in charge and executive member
Tohru Numata [seal]
CPA, member in charge and executive member

We have audited the financial statements, specifically, the balance sheet, profit and loss statement, business report (limited to the portions related to accounting), proposal for the appropriation of retained earnings, and supporting schedule (limited to the portions related to accounting) pertaining to the 50th fiscal year from April 1, 2004 to March 31, 2005, of Namco Ltd. (the "Company"), in accordance with Article 2, Paragraph 1 of the Law for Special Exceptions to the Commercial Code of Japan Concerning Audits of Joint Stock Companies, etc. The portions of the business report and the supporting schedules subjected to our audit were the matters included in the business report and the supporting schedules derived from the accounting books and records of the Company. The preparation of these financial statements and supporting schedules is the responsibility of the Company's management. Our responsibility is to express an opinion on those financial statements and supporting schedules from an independent position.

Our audit was made in accordance with auditing standards generally accepted in Japan. The auditing standards require us to obtain reasonable assurance about whether the financial statements and supporting schedules are free of material misstatement. An audit includes, on a test basis, assessing the accounting principles used and the application thereof and estimates made by management and evaluating the overall financial presentation in the financial statements and supporting schedules. We acknowledge that we have obtained a reasonable basis for expressing our opinion as a result of our audit. Our audit also included auditing procedures that we deemed necessary pertaining to subsidiaries.

As a consequence of our audit, we are of the opinion that:

(1) The balance sheet and profit and loss statement of the Company present fairly the financial standing and state of loss and profit of the Company in compliance with the provisions of applicable laws, regulations, and the Articles of Incorporation of the Company.

As noted in a remark in "Change in Accounting Policies," the Company applies the Accounting Standards for Impairment of Fixed Assets and the Policy on Application of Accounting Standards for Impairment of Fixed Assets from this fiscal year. We acknowledge that the application of those standards is reasonable because the accounting standards and policy may have been applied to the financial statements starting the business year ended March 31, 2004.

(2) The business report of the Company (limited to the portions related to accounting matters) presents fairly the Company's status in compliance with the provisions of applicable laws, regulations, and its Articles of Incorporation.

(3) The proposal for the appropriation of retained earnings is presented in compliance with the provisions of applicable laws, regulations, and the Company's Articles of Incorporation.

(4) There are no items that must be noted under the provisions of the Commercial Code of Japan with respect to the supporting schedules (limited to the portions related to accounting matters).

Further, as a subsequent event, execution of a share-for-share exchange agreement between the Company and Bandai Co., Ltd. is described in the business report.

No conflicts of interest, as defined by the provisions of the Certified Public Accountants Law, exist between the Company and our firm or executive members.

Certified copy of audit report of the board of corporate auditors

REPORT OF THE BOARD OF CORPORATE AUDITORS

We, the Board of Corporate Auditors, have received reports from each of the corporate auditors on the auditing methods and results of the audit with respect to the conduct of business activities of Directors for the 50th fiscal year, which extended from April 1, 2004 to March 31, 2005. Having met and discussed these matters, we report as follows:

1. Outline of Auditing Procedures by the Corporate Auditors

As per the audit policies and job assignment set by the Board of Corporate Auditors, each Corporate Auditor has attended the meetings of the Board of Directors and other important meetings, obtained business reports from Directors and employees, reviewed significant documents and resolutions, investigated the operations and financial standing of the Company at the Company's head office and other principal offices, and required subsidiaries to report on their business operations as needed. In addition, we received reports and explanations from the independent auditors of the Company as needed, and reviewed the financial statements and schedules.

In addition to the above-mentioned auditing procedures, with respect to such matters as the engagement of a Director in a competing business, the conduct of transactions causing a conflict of interest between a Director and the Company, the provision of benefits by the Company without consideration, the conduct of irregular transactions with subsidiaries or shareholders of the Company and acquisitions and disposal of treasury stock by the Company, we employed such methods as requiring reports from Directors and employees and made detailed inspections of such matters whenever necessary.

2. Conclusions of the Audit

(1) We affirm that the methods and the conclusions of the audit by Ernst & Young ShinNihon, the independent auditors of the Company, are proper.

(2) We affirm that the business report fairly presents the situation of the Company in compliance with the provisions of applicable laws, regulations and the Articles of Incorporation.

(3) With respect to the proposal for the appropriation of retained earnings, we affirm that there are no items that must be mentioned in light of the financial condition of the Company or any other circumstances.

(4) We affirm that the supporting schedules fairly present the items to be disclosed and that there are no other items that must be mentioned in respect thereof.

(5) We affirm that with regard to Directors' execution of their duties no dishonest act or material fact of violation of applicable laws, regulations or the Article of Incorporation exists.

We also affirm that the Directors have made no violations related to such matters as their engagement in a competing business, the conduct of transactions causing a conflict of interest with the Company, the provision of benefits by the Company without consideration, the conduct of irregular transactions with subsidiaries or shareholders of the Company and acquisitions or disposals of treasury stock by the Company.

(6) We affirm that as a result of investigation of the subsidiaries there are no other items that must be mentioned in respect of Directors' execution of their duties.

May 18, 2005

Board of Corporate Auditors of Namco Ltd.

Shigeru Yamada, Full-time Corporate Auditor [seal]

Koichiro Homma, Full-time Corporate Auditor [seal]

Mitsuo Ichikawa, Corporate Auditor [seal]

Osamu Sudo, Corporate Auditor [seal]

Messrs. Shigeru Yamada, Full-time Corporate Auditor, Mitsuo Ichikawa, Corporate Auditor and Osamu Sudo, Corporate Auditor are external corporate auditors.

CONSOLIDATED BALANCE SHEET
(As of March 31, 2005)

	(million yen)
	Amount
ASSETS	
Current assets	
Cash and time deposits	36,493
Notes & accounts receivable - trade	17,946
Inventories	24,248
Deferred tax assets - current	1,592
Other current assets	2,665
Allowance for doubtful receivables	(281)
Total current assets	**82,665**
Fixed Assets:	
Tangible fixed assets	
Buildings and structures	4,775
Machinery and transporters	1,038
Amusement machines and facilities	21,661
Land	6,613
Construction in progress	276
Other tangible fixed assets	1,432
Total tangible fixed assets	**35,798**
Intangible fixed assets	
Goodwill	2,350
Consolidated adjustments	141
Software	550
Other intangible fixed assets	1,313
Total intangible fixed assets	**4,355**
Investments and other assets	
Investment in securities	1,125
Long-term loans	192
Long-term prepaid expenses	1,110
Subscribed Deposit	25,263
Deferred tax assets	3,084
Other assets	1,405
Allowance for doubtful receivables	(525)
Total Investment and other assets	**31,655**
Total fixed assets	**71,808**
Total assets	**154,474**

CONSOLIDATED BALANCE SHEET
(As of March 31, 2005)

	(million yen)
	Amount
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	
Current liabilities	
Notes and accounts payable - trade	13,651
Short-term bank loans	2,966
Bonds redeemable within 1 year	1,000
Accounts payable - other	5,880
Accrued expenses	3,672
Accrued corporate taxes etc.	3,943
Other current liabilities	2,104
Total current liabilities	**33,219**
Fixed liabilities	
Long-term borrowings	2,685
Employees' severance and retirement benefits	1,750
Other fixed liabilities	5,884
Total fixed liabilities	**10,320**
Total liabilities	**43,539**
MINORITY INTERESTS	
Minority interests	3,161
SHAREHOLDERS' EQUITY	
Capital stock	27,369
Capital surplus	26,399
Earned surplus	55,956
Other valuation differences of securities	96
Foreign currency translation adjustment	(1,631)
Treasury stock	(416)
Total shareholders' equity	**107,773**
Total liabilities, minority interests, and shareholders' equity	**154,474**

CONSOLIDATED STATEMENT OF PROFIT AND LOSS
(April 1, 2004 through March 31, 2005)

		(million yen) Amount
Net Sales		178,551
Cost of Sales		130,996
Gross Profit		47,555
Selling, general and administrative expenses		32,469
Operating income		15,085
Non-operating income		
Interest and dividend income	154	
Rent income	39	
Foreign exchange income	2	
Other non-operating income	167	364
Non-operating expenses		
Interest expenses	68	
Amortization of Goodwill	485	
Reversal of Allowance of doubtful receivables	109	
Other non-operating expenses	198	861
Operating income		**14,588**
Extraordinary income		
Gain on sale of investment in securities	319	
Gain on sale of fixed assets	515	
Gain on recovery of bad debt	122	
Gain on change holding ratio of subsidiary	37	
Others	34	1,030
Extraordinary losses		
Loss on sale of fixed assets	53	
Loss on impairment	4	
Loss on inventory valuation	9	
Others	9	78
Net income before income taxes		15,540
Corporate income, inhabitant and enterprise taxes	5,596	
Tax adjustment	389	5,985
Minority interests		89
Net income		9,464

Notes to Financial Reports

1. All sums are shown in millions of yen, rounded down to the nearest million.

2. Significant Matters forming the Basis for Preparing Consolidated Financial Statements

(1) Matters concerning the scope of consolidation

Number of consolidated subsidiaries: 20

Name of major consolidated subsidiaries

Domestic
Italian Tomato Ltd., Nikkatsu Corp., St. Tropez Ltd., Namco Trading Ltd., Mil Ltd., Monolith Software Inc., Namco Ecolotech Ltd. and Namco Tales Studio Ltd.

Overseas
Namco America Inc., Namco Hometek Inc., Namco Cybertainment Inc., Namco Europe Ltd., Namco Operations Europe Ltd. and Namco Enterprises Asia, Ltd.

One of the dormant overseas subsidiaries was liquidated in April 2004, so it was excluded from the scope of consolidation.

Shanghai Namco Ltd., one of the non-consolidated subsidiaries, is also excluded from the scope of consolidation, because its total assets, total sales, net income or loss, and retained earnings (corresponding to equity holding therein) are minor and insignificant.

(2) Matters concerning application of the equity method

The equity method is applied to Shanghai Namco Ltd., one of the non-consolidated subsidiaries.

Rhythm & Hues Communications LLC, one of the affiliates, is not accounted for by the equity method but is stated at cost because its net income or loss and retained earnings (corresponding to equity holding therein) are minor and insignificant.

The Gaga Communications Inc. is excluded from the affiliates because the Company has no influence on it as of September 30, 2004.

The fiscal year-end of Shanghai Namco Ltd. is the last date of December.

(3) Matters concerning the fiscal year of consolidated subsidiaries

The fiscal year-end of St. Tropez Ltd. is the last date of January, and the fiscal year-end of the Namco Tales Studio Ltd. is the last date of March, and the fiscal year-ends of other consolidated subsidiaries are the last date of February. The financial statements of consolidated subsidiaries as of the fiscal year-ends are used for preparing the consolidated financial statements, and adjustments necessary for consolidation are made on the statements with respect to material dealings taking place between the fiscal year-ends of the consolidated subsidiaries and consolidated fiscal year-end.

(4) Matters concerning the accounting standards

(i) Valuation basis and method used for material assets

Securities

Other Securities

Securities with market value:
Stated at market value based on market prices, etc. at the closing date. (Valuation discrepancies are included directly in the capital account, and the selling costs are accounted for using the moving average method.)

Securities without market value:
Stated at cost, based on the moving average method

Derivatives

Derivative: Market value method

Inventories

Namco and its domestic consolidated subsidiaries:
Work in progress related to game software production and others is stated using the specific cost method. Others are mainly stated at cost based on the moving average method.

Overseas consolidated subsidiaries:
Work in progress related to game software production and others is stated using the specific cost method. Others are mainly stated at the lower of cost or market based on the first-in, first-out method

(ii) Depreciation method for material depreciation assets

Tangible fixed assets
Namco and its domestic consolidated subsidiaries use the declining balance method. For structures (excluding attached facilities and equipment) acquired after April 1,1998 and a part of amusement facilities and equipment, however, the straight-line method is applied.

Main useful lives
Amusement facilities and equipment: 3-15 years

Overseas consolidated subsidiaries use the straight-line method.

Main useful lives
Amusement facilities and equipment: 2-7 years

Intangible fixed assets

Intangible fixed assets are depreciated by the straight-line method.

Period in which the Company may use software:

Software used for research and development: 3 years
Others: 5 years

As for goodwill, domestic consolidated subsidiaries carry out an equal depreciation over 5 years in accordance with the provisions of the Enforcement Regulations of the

Commercial Code. Overseas consolidated subsidiaries are subject to the accounting standards of the applicable countries.

(iii) Accounting standards for material allowances

Allowance for doubtful accounts:

To prepare for potential losses due to bad debts, historical credit loss ratios are used for ordinary receivables. Uncollectible amounts are recorded based on individual consideration of the account's potential for collection of receivables clearly at risk and other specific receivables.

Severance and retirement benefits:

Allowance for severance and retirement benefits are made based on the estimated payment obligation and the pension fund balance at year-end.

The actuarial differential is allocated proportionately based on the average remaining employee work period and is treated as an expense in the following term at the time such difference occurs.

The past service liability is amortized proportionately based on the specified number of years (10 years) within the average remaining employee work period at the time such liability occurs.

Allowance for retirement compensation of officers

Some domestic consolidated subsidiaries provide an allowance for retirement compensation in an amount estimated to be necessary to cover the director's retirement compensation under their internal rules. Because the amount is not material, the allowance is presented in fixed liabilities as "Others."

Additional Information

The allowance for retirement compensation is previously provided in an amount estimated to be necessary to cover the director's retirement compensation at the end of the term under Namco's internal rules. As a result of reviewing the remuneration of officers as a part of management reforms, the system of director's retirement compensation was abolished on June 26, 2004, the date of the general shareholders' meeting. The amount equivalent to the director's retirement for the period before the date of that general shareholders' meeting is treated in fixed liabilities as "Others" (long-term accounts payable), as it will be paid at their time of retirement.

(iv) Significant hedge accounting method

Hedge accounting method

Deferred hedge accounting is applied. However, interest rate swap transactions that meet the requirements for special factors are subject to application of the special hedging accounting method.

Hedge method and targets

Hedging method:

Forward exchange contract transactions and interest rate swap transactions

Hedging targets:

Monetary claims and receivables in foreign currency, anticipated transactions in foreign currency and interest on loans

Hedging policy:

Foreign exchange contract transactions are used in order to avoid risks arising from fluctuations in the exchange rate of hedging targets in accordance with the internal authority regulations or registration and approval. At the same time, interest rate swap transactions are used in order to avoid risks arising from fluctuations in market interest rates.

Evaluation of the effectiveness of hedges:

The effectiveness of hedge transactions is evaluated based on the market movement of the hedging targets and the method for the period from the commencement of the hedges and the time of evaluation of the effectiveness of the hedges. For the interest rate swap transactions subject to application of the special hedging accounting method, the evaluation of the effectiveness of the hedges is omitted.

(v) Accounting for consumption taxes

Based on net sales exclusive of tax.

(5) Evaluation of assets and liabilities of consolidated subsidiaries

Assets and liabilities of consolidated subsidiaries are evaluated using whole market value accounting.

(6) Depreciation of consolidated reconciliation account

The consolidated reconciliation account is depreciated in even amounts over 10 years from the date on which the account occurs.

3. Change in Accounting Policies

(1) Evaluation of assets and liabilities of consolidated subsidiaries

The evaluation method of assets and liabilities of consolidated subsidiaries was changed from a partial market evaluation method to an overall market evaluation method. The change was made in light of general trends, reasonableness and practicability, and it has no impact on the consolidated financial statements.

(2) Accounting standards for impairment of fixed assets

Because the Accounting Standards for Impairment of Fixed Assets (Opinion Concerning Establishment of Accounting Standards for Impairment of Fixed Assets (Business Accounting Council August 9, 2002)) and the Guidance on Corporate Accounting Standards for Impairment of Fixed Assets (Guidance on Corporate Accounting Standards Application No. 6, Oct. 31, 2003) has become available for application starting from the financial statements relating to the business year that ended March 31, 2004. Accordingly, Namco has applied the above standards and guidance, effective from the fiscal year ended March 31, 2005. As a result, the net income before adjustment of taxes is decreased by ¥4 million.

Accumulated loss of impairment is directly deducted from the amount of assets.

4. Consolidated Balance Sheet

(1) Accumulated depreciation of tangible fixed assets: ¥77,720 million

(2) Assets and liabilities pledged:

Assets pledged as collateral are as follows:

Cash and deposits:	¥54 million
Subscribed deposited:	¥51 million
Investment and other assets "Others":	¥12 million
Total	¥117 million

Liabilities corresponding to the above are as follows:

Short-term loan:	¥25 million
Long-term loan:	¥12 million
Total	¥37 million

(3) Liability for guarantee: ¥77 million

5. Consolidated Profit and Loss Statement

Net income per share: ¥83.63

One share of common stock was split into two shares on November 19, 2004.

Net income per share is calculated assuming the stock split was performed at the beginning of the fiscal year.

6. Material subsequent event

Material subsequent event after the closing of accounts are as described in "III. Material Facts concerning Company's Status after the Closing of Accounts."

7. Additional Information

Description on profit and loss statement of assessment of corporate enterprise tax by estimation on the basis of the size of business

¥356 million is reported under selling, general and administrative expenses in accordance with the "Practical Treatment of Presentation of profit and loss statement of Assessments of Corporate Enterprise Tax by Estimation on the Basis of the Size of Business" (Business Accounting Standard Committee (February 13, 2004)) of Practical Processing Report No. 12 with respect to the value added portion and capital portion of corporate enterprise tax as a result of introduction of the assessment by estimation on the basis of the size of business.

Certified copy of audit report of the independent auditor regarding consolidated financial statements

INDEPENDENT AUDITOR'S REPORT

May 17, 2005

To: The Board of Directors
Namco Ltd.

Ernst & Young ShinNihon
Kanetada Toyama [seal]
CPA, member in charge and executive member
Tohru Numata [seal]
CPA, member in charge and executive member

We have audited the consolidated financial statements, specifically, the consolidated balance sheet and consolidated profit and loss statement pertaining to the 50th fiscal year from April 1, 2004 to March 31, 2005, of Namco Ltd. (the "Company"), in accordance with Article 19-2, Paragraph 3 of the Law for Special Exceptions to the Commercial Code of Japan Concerning Audits of Joint Stock Companies, etc. It is a responsibility of the Company's management to prepare these financial statements and supporting schedules. Our responsibility as auditors is to express an opinion on those financial statements from an independent position.

Our audit was made in accordance with auditing standards generally accepted in Japan. The auditing standards require us to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes, on a test basis, assessing the accounting principles used and the application thereof and estimates made by management and evaluating the overall financial presentation in the consolidated financial statements. We acknowledge that we have obtained a reasonable basis for expressing our opinion as a result of our audit. Our audit also included auditing procedures that we deemed necessary pertaining to subsidiaries or consolidated subsidiaries.

As a consequence of our audit, we acknowledge that the above consolidated financial statements present fairly the financial standing and state of and loss and profit of a business group consisting of Namco Ltd. and its consolidated subsidiaries in compliance with the provisions of applicable laws, regulations, and the Company's Articles of Incorporation.

As noted in a remark regarding a change in accounting policies, the evaluation method of assets and liabilities of consolidated subsidiaries is changed from a partial market method to an overall market method. We acknowledge that the change is reasonable in light of general trends, reasonableness and practicability.

Further, as noted in a remark regarding a change in accounting policies, the Company applies the Accounting Standards Concerning Losses on Fixed Assets and the Policy on Application of Accounting Standards Concerning Losses on Fixed Assets from this fiscal year. We acknowledge that the application of those standards is reasonable because the accounting standards and policy may be applied to the consolidated financial statements for or after the business year ending March 31, 2004.

Facts occurring after the closing of accounts in which the Company and Bandai Co., Ltd. will execute a statutory share exchange agreement are described in the business report.

No conflicts of interest, as defined by the provisions of the Certified Public Accountants Law, exist between the Company and our firm or executive members.

Certified copy of audit report of the board of corporate auditors regarding consolidated financial statements

REPORT OF THE BOARD OF CORPORATE AUDITORS REGARDING CONSODLIDATED FINANCIAL REPORTS

We, the Board of Corporate Auditors, have received reports from each of the corporate auditors on the methods and results of the audit with respect to consolidated financial statements (consolidated balance sheet and consolidated profit and loss statement) for the 50th fiscal year, which extended from April 1, 2004 to March 31, 2005. Having met and discussed these matters, we report as follows:

1. Outline of Auditing Procedures by the Corporate Auditors

As per the audit policies and division of labor set by the Board of Corporate Auditors, each Corporate Auditor has received reports and explanations from the Directors and independent auditors of the Company with respect to consolidated financial statements, and when necessary, required the Company's subsidiaries to report on accounting and investigated the operations and financial standing of the subsidiaries.

2. Conclusions of the Audit

(1) We affirm that the methods and the conclusions of the audit by Ernst & Young ShinNihon, the independent auditors of the Company, are proper.

(2) We affirm that as a result of investigation of the subsidiaries, there are no other items that must be mentioned in respect of the consolidated financial statements.

May 18, 2005

Board of Corporate Auditors of Namco Ltd.

Shigeru Yamada, Full-time Corporate Auditor [seal]

Koichiro Homma, Full-time Corporate Auditor [seal]

Mitsuo Ichikawa, Corporate Auditor [seal]

Osamu Sudo, Corporate Auditor [seal]

Messrs. Shigeru Yamada, Full-time Corporate Auditor, Mitsuo Ichikawa, Corporate Auditor and Osamu Sudo, Corporate Auditor are external corporate auditors.

REFERENCE MATERIALS CONCERNING EXERCISE OF VOTING RIGHTS

1. Total number of voting rights held by all the shareholders 1,097,492

2. Proposals and related items

Item 1: Approval of the proposed appropriation of retained earnings for the 50th fiscal year

The details of the item of business are as shown in the attached document (p.34). For the fiscal year under review, we were scheduled to distribute a year-end ordinary dividend of ¥12 per share (an actual increase of ¥4 in terms of stock before the split) to the shareholders as at September 30, 2004, upon carrying out the two-for-one stock split on November 19, 2004. For this fiscal year, we achieved record profit in terms of both operating income and net income. And as we are commemorating our 50th year in business, we would like to add a commemorative dividend of ¥8 per share. Since we will retain the earnings in part for future business development, the dividend will come to ¥20 per share (an actual increase of ¥20 in terms of stock before the split).

As we distributed an interim dividend of ¥20 per share on December 10, 2004, for shares before the share split, the total annual dividend will come to ¥40 per share.

Item 2: Establishment of a complete parent company through share-for-share exchange

1. Reason for the Statutory Share Exchange

In the entertainment industry worldwide, global competition has intensified due to the dissemination and expansion of the network environment owing to technological innovation. In the domestic market, which is currently experiencing a declining birthrate and diversification of hobbies and entertainment, we need to obtain customers by promoting positive research and development and creating and offering attractive goods and services. In order to win in this fast and competitive market, and to expand and cultivate our business and raise our corporate value, we judged that it would be the best for Namco to merge our businesses with Bandai Co., Ltd., so as to select and concentrate management resources under the same philosophy and strategy.

The new company will integrate and mutually complement Bandai's competitive edge in character merchandizing, and ours in game content, game development and a wide network of amusement facilities to achieve synergies in the entertainment business. In the medium to long term, we will develop a new business model that will win out over the global competition.

For these purposes, we have established a 100% parent company, NAMCO BANDAI Holdings Inc., with Bandai Co., Ltd through a statutory share exchange as provided for in Article 364 of the Commercial Code. We are to seek an approval for becoming a wholly-owned subsidiary of NAMCO BANDAI Holdings Inc.

2. Statutory Share Exchange

(1) Articles of Incorporation of the 100% parent company to be incorporated

The provisions of the articles of incorporation of NAMCO BANDAI Holdings Inc. are as shown in the "Articles of Incorporation of NAMCO BANDAI Holdings Inc." (page 72 to page 82) attached hereto.

(2) Class and number of shares issued by the 100% parent company to be established upon the statutory share exchange.

The number of shares to be issued upon the share-for-share exchange of "NAMCO BANDAI Holdings Inc." will be 258,296,882 shares of common stock, which is calculated based on the premise of the total number of issued and outstanding shares of Namco and Bandai Co., Ltd. as of March 2, 2005, the date the Statutory Share Exchange Agreement was executed, and (i) if Bandai Co., Ltd. exercises its stock subscription rights based on the old Commercial Code Article 280.19 concerning the stock subscription rights, or (ii) if either one or both of the companies issue new shares prior to the date the share-for-share exchange is to be conducted, the number of shares that will actually be issued by NAMCO BANDAI Holdings Inc. upon the statutory share exchange will be the total of the number of issued and outstanding shares of each company on the preceding date of the statutory share exchange is to be conducted multiplied by each of the ratios shown in (3) below, excluding fractional shares less than one share. Also, (iii) if a stock split or reverse stock split shown in the proviso of (3) below is conducted, the actual number of shares NAMCO BANDAI Holdings Inc. is to issue upon the statutory share exchange will be the total of the number of shares allocated to each company's shareholders based on the allocated number of shares after the adjustments in the proviso of (3) below is conducted, excluding fractional shares less than one share. In the event of (i) or (iii) above, the number of shares to be issued by NAMCO BANDAI Holdings Inc. upon the statutory share exchange set out in Article 1.2 of the supplementary provisions of the "The Articles of Incorporation of NAMCO BANDAI Holdings Inc." below will be modified accordingly.

(3) Allocation of shares to the shareholders of both companies

Upon the statutory share exchange, the common stock of NAMCO BANDAI Holdings Inc. will be allocated at the ratio below to each shareholder (including beneficial shareholders) of register of both companies as of the preceding date of the statutory share exchange. However, if before the date the statutory share exchange is to be conducted one or both companies conduct a stock split under the old Commercial Code Article 218 or a reverse stock split under the old Commercial Code Article 214, then the below ratios will be proportionately adjusted in accordance with the stock split ratio or the reverse stock split ratio.

(a) Shareholders of Namco
One share of NAMCO BANDAI Holdings Inc. for one share of Namco

(b) Shareholders of Bandai Co., Ltd
1.5 shares of NAMCO BANDAI Holdings Inc. for one share of Bandai Co., Ltd.

(4) Capital and capital reserve for the complete parent company to be established

(a) Capital: ¥10 billion
(b) Capital reserve: Amount gained by deducting the above capital amount and the subsidy for the statutory share exchange set out in (5) below from the total of the net asset amount remaining in both companies on the date of the statutory share exchange.

(5) Subsidy for the statutory share exchange

NAMCO BANDAI Holdings Inc. will pay the below subsidy for the statutory share exchange as a substitute for the interim dividend of both companies within 3 months of the date the statutory share exchange to the shareholders or registered pledgees listed in the final shareholder's register of both companies on the date preceding of date the statutory share exchange is to be conducted.

However, the amount of the subsidy for the statutory share exchange may be changed upon mutual agreement based on consultation among Namco, Bandai Co., Ltd and NAMCO BANDAI Holdings Inc. in accordance with asset and debt conditions of Namco and Bandai Co., Ltd. changes in the economic climate and other such conditions.

(a) ¥12 per common stock of Namco
(b) ¥18 per common stock of Bandai Co., Ltd

(6) The date the statutory share exchange is to be conducted

September 29, 2005

However, this date may be changed as necessary by mutual agreement based on consultation between both companies depending on the progress of the statutory share exchange transaction.

(7) Maximum amount of distribution of profit

We will pay a dividend of ¥20 per share, or a maximum aggregate amount of ¥2,195,155,620 to shareholders or registered pledgees listed in the shareholder's register as of March 31, 2005.

Bandai will pay a dividend of ¥22.5 per share, or a maximum aggregate amount of ¥2,220,472,305 to shareholders or registered pledgees listed in the shareholder's register dated March 31, 2005.

(8) Directors of the complete parent company to be established

The candidates for Directors of NAMCO BANDAI Holdings Inc. are the following 10 persons.

Name (Date of Birth)	Biographical data and representation of other companies		Number of shares of each company owned
Kyushiro Takagi (September 4, 1943)	Oct. 1989:	Joined Namco Limited	Namco Ltd. 12,600 Bandai Co., Ltd. 0
	Apr. 1990:	General Manager, Operations Coordination Department	
	Jun. 1991:	Director responsible for Administration and Operations, and General Manager, Operations Coordination Department	
	Jun. 1992:	Managing Director responsible for Operations	
	Oct. 1998:	Senior Managing Director, Group Executive, Amusement Business Division, responsible for the Entertainment Business Division, and responsible for the New Business Creation Division	
	Apr. 2001:	Executive Vice President and Representative Director and General Manager, Corporate Strategic Planning Office	
	May 2002:	President & Chief Executive Officer and Representative Director	
	Apr. 2005:	Vice Chairman and Representative Director (current position)	
Takeo Takasu (June 24, 1945)	Apr. 1968:	Joined Sanwa Bank (current UFJ Bank Limited)	Namco Ltd. 0 Bandai Co., Ltd. 31,000
	Oct. 1993:	Branch Manager, Los Angeles Branch of Sanwa Bank	
	Apr. 1996:	Joined Bandai Co., Ltd. as General Manager of the Planning Office	
	Jun. 1997:	Managing Director	
	Mar. 1999:	President and Representative Director (current position)	
Masahiro Tachibana (April 16, 1951)	Apr. 1978:	Joined Namco Limited	Namco Ltd. 9,200 Bandai Co., Ltd. 0
	Jul. 1986:	General Manager, Operations Division	
	Jun. 1988:	Director responsible for Operations Representative and General Manager, Operations Division	

	Jun. 1989:	Managing Director responsible for Operations, and General Manager, Operations Division	
	Jun. 1994:	Representative Director and Managing Director	
	Apr. 2004:	Representative Director, Senior Managing Director, and President, Contents & Technology Company and Leader, Strategic Planning Group	
	Apr. 2005:	Senior Managing Director (current position)	
Masaatsu Hayakawa (March 21, 1943)	Apr. 1966:	Joined Bandai Co., Ltd.	Namco Ltd. 0 Bandai Co., Ltd. 31,200
	Jun. 1992:	Director and General Manager, Accounting Department	
	Jun. 1994:	Retired as Director of Bandai Co., Ltd.	
	Oct. 1998:	Standing Corporate Auditor, Bandai Co., Ltd.	
	Jun. 1999:	Managing Director	
	Apr. 2002:	Senior Managing Director (current position)	
Keiji Tanaka (December 19, 1941)	Nov. 1990:	Joined Namco Limited	Namco Ltd. 3,200 Bandai Co., Ltd. 0
	Apr. 1991:	General Manager, Accounting Division	
	Jun. 1992:	Director and General Manager, Accounting Division	
	Jan. 1999:	Managing Director responsible for the Corporate Planning Division and the Accounting Division, General Manager, Corporate Planning Division	
	Apr. 2005:	Managing Director (current position)	

Name (Date of Birth)	Biographical data and representation of other companies	Number of shares of each company owned
Junji Senda (December 21, 1949)	Apr. 1972: Joined Bandai Co., Ltd. Apr. 1989: General Manager, Boy's Character Toys Department Apr. 2000: Corporate Executive Officer and General Manager, Candy Business Division Jun. 2003: Corporate Executive Officer responsible for Group Development Policy, General Manager, New Business Office Jul. 2004: Director responsible for Alliance (current position)	Namco Ltd. 0 Bandai Co., Ltd. 4,500
Shigeichi Ishimura (December 28, 1953)	Apr. 1976: Joined Namco Limited Jan. 1982: General Manager, Product Development Division Aug. 1983: Director and General Manager, No.1 Product Development Division Jun. 1992: Managing Director responsible for the Research Division Jun. 1995: Senior Managing Director responsible for the Research Division Jun. 1999: Executive Officer responsible for the Research Division Apr. 2004: Senior Managing Executive Officer, and President of the Contents Expansion Company Jun. 2004: Director and President of the Contents Expansion Company Apr. 2005: President & Chief Executive Officer and Representative Director, and General Manager, Corporate Strategic Planning Office (current position)	Namco Ltd. 11,432 Bandai Co., Ltd. 0

Kazumori Ueno (September16, 1953)	Apr. 1977: Joined Bandai Co., Ltd. Apr. 1991: General Manager, Vending Machine / Candy Business Department Jun. 1999: Corporate Executive Officer, Assistant General Manager, Lifestyles Division, and General Manager, Business Strategies Office, Lifestyles Division Jun. 2001: Director responsible for the Toys Business Project and General Manager, Character Toys Division Apr. 2003: Managing Director, Toy Hobby Company President, and Chief Gundam Officer(CGO) Apr. 2004: Managing Director, Leader, Toy Hobby Group, Chief Gundam Officer(CGO), President, Toy Hobby Company (current position)	Namco Ltd. 0 Bandai Co., Ltd. 1,700
Masatake Yone (July 8, 1954)	Apr. 1981: Admitted in Japan Mar. 1987: Admitted in New York Jan. 1989: Partner at Mori Sogo (currently Mori Hamada & Matsumoto) (current position)	Namco Ltd. 0 Bandai Co., Ltd. 0
Kazuo Ichijo (October 13, 1958)	Apr. 1988: Full-time instructor in the Faculty of Social Sciences, Hitotsubashi University Oct. 1993: Associate professor in the Faculty of Social Sciences, Hitotsubashi University Apr. 2001: Professor in the Graduate School of Social Sciences, Hitotsubashi University (current position)	Namco Ltd. 0 Bandai Co., Ltd. 0

Notes

1. Director candidates Masatake Yone and Kazuo Ichijo both satisfy the qualifications for an external director.
2. Director candidate Kyushiro Takagi is the Vice Chairman and Representative Director of Namco, which operates the same type of business as NAMCO BANDAI Holdings Inc.
3. Director candidate Takeo Takasu is the President and Representative Director of Bandai Co., Ltd., which operates the same type of business as NAMCO BANDAI Holdings Inc.
4. Director candidate Shigeichi Ishimura is the President, Chief Executive Officer and Representative Director of Namco, which operates the same type of business as NAMCO BANDAI Holdings Inc.
5. Director candidate Kazumori Ueno is to be elected as the President and Representative Director of Bandai at the Ordinary General Meeting of Shareholders and the meeting of Board of Directors

of Bandai Co., Ltd., both to be held on June 23, 2005. Bandai Co., Ltd. operates the same type of business as NAMCO BANDAI Holdings Inc.

6. Director candidate Kazuo Ichijo is under an advisory agreement with Bandai Co., Ltd. with respect to the training of personnel.

7. Once the Director candidates Kyushiro Takagi, Masahiro Tachibana and Keiji Tanaka are elected as directors of NAMCO BANDAI Holdings Inc., they are to resign the offices of Director of Namco as of the close of the day of September 28, 2005, in order to concentrate on their new positions.

(9) Auditors of the complete parent company to be established

The candidates for Corporate Auditors of NAMCO BANDAI Holdings Inc. are the following 4 persons.

Name (Date of Birth)	Brief background and representation of other companies		Shares of each company owned
Koichiro Homma (January 31, 1952)	Apr. 1974:	Joined Sumitomo Bank (current Sumitomo Mitsui Banking Corporation)	Namco Ltd. 16,764 Bandai Co., Ltd. 0
	Oct. 1995:	Branch Manager, Mita Branch of Sumitomo Bank	
	Feb. 1998:	Joined Namco Limited as General Manager of Office of the President	
	Jun. 1999:	Director, and General Manger, Office of the President, and General Manager, Corporate Communications Department	
	Jun. 2004:	Corporate Auditor (current position)	
Masatoshi Hirasawa (January 31, 1949)	Mar. 1983:	Joined Bandai Co., Ltd.	Namco Ltd. 0 Bandai Co., Ltd. 0
	Apr. 2001:	General Manager, Accounting Division (current position)	
Osamu Sudo (January 24, 1952)	Apr. 1980:	Admitted in Japan	Namco Ltd. 0 Bandai Co., Ltd. 0
	Apr. 1983:	Partner at Tokyo Yaesu Law Office	
	Jun. 1999:	Partner at Sudo Takai Law Office (current position)	
	Jun. 2003:	Corporate Auditor, Namco Limited (current position)	
Kouji Yanase (October 17, 1942)	Apr. 1969:	Admitted in Japan	Namco Ltd. 0 Bandai Co., Ltd. 10,102
	Jul. 1984:	Established Yanase Law Office	
	Jun. 1997:	Auditor of Bandai Co., Ltd.	
	Sep. 2002:	Established Marunouchi-Chuo Law Office (current position)	

Notes

1. Auditor candidates Osamu Sudo and Kouji Yanase are the candidates for external auditors.

2. Once the auditor candidate Koichiro Hommma is elected as an auditor of NAMCO BANDAI Holdings Inc., he is to resign the office of Auditor of Namco as of the close of the day of September 28, 2005, in order to concentrate on his new position.

(10) Compensation for the directors and auditors of the complete parent company to be established

Considering the total compensation of both companies and other various conditions, the aggregate compensation for the directors and auditors of NAMCO BANDAI Holdings Inc. is up to ¥40 million per month for directors and up to ¥80 million per month for auditors.

(11) Appointment of the independent auditor for the complete parent company to be established

The Candidate for the Independent Auditor of NAMCO BANDAI Holdings Inc. is as shown below:

(As of March 31, 2005)

Name	KPMG Azsa & Co.
Office	Principal Office: 1-2 Tsukudo-cho, Shinjuku-ku, Tokyo
History	July 1985 Asahi Shinwa & Co. Founded October 1993 Merged with Inoue Saito Eiwa Audit Corporation (founded April 1978) and became Asahi & Co. January 2004 Merged with Azusa &Co. (founded February 2005) and became Azusa & Co.
General Outline	1. ¥3,130,000,000 2. Personnel Certified Public Accountants: 1,753 (including 224 representative employees and 178 employees) Junior Accountants: 742 Other staff: 678 Total: 3,173 3. Cumulative Total Number of Companies Audited: 5,876 companies

(12) Matters regarding joint foundation

We will establish a 100% parent company, NAMCO BANDAI Holdings Inc. jointly with Bandai Co., Ltd.

The outline of Bandai Co., Ltd. is as follows:

(As of March 31, 2005)

Corporate Name	Bandai Co., Ltd.
Principal Office	1-4-8 Komagata, Taito-ku, Tokyo
Date of Incorporation	July 5, 1950
Capital	¥24,466,000,000
Major Businesses Conducted	Production and distribution of toys, games, apparel, toys and hobbies, models, products for vending machines, and daily necessities
Representative	Takeo Takasu President and Chief Executive Officer
Number of Employees	973

3. Description of Share Allocation in Article 366, Paragraph 1, Item 2 of the Commercial Code

Upon the establishment of NAMCO BANDAI Holdings Inc. through the joint statutory share exchange between Namco and Bandai Co. Ltd, NAMCO BANDAI Holdings Inc. has decided to allocate the shares to be issued of NAMCO BANDAI Holdings Inc. to the shareholders of Namco and Bandai Co., Ltd., which are to be its wholly owned subsidiaries, at the ratio below (the "Share Exchange Ratio").

Company Name	Namco	Bandai Co. Ltd
Share Exchange Ratio	1	1.5

Both companies decided that it would be profitable to independently appoint a financial adviser, a third party organization, in order to ensure fairness and validity in determining the Share Exchange Ratio.

To this end, Namco appointed Nomura Securities Co., Ltd. ("Nomura Securities") as its financial adviser and Bandai Co., Ltd. appointed Daiwa Securities SMBC Co., Ltd. as its financial adviser. Namco has requested the analysis of the Share Exchange Ratio for Namco's and Bandai's common stock, which will then be used as a reference in negotiating and holding consultations with Bandai Co., Ltd.

Nomura Securities has accepted this request and has analyzed the Share Exchange Ratio based on the average method of the market stock price, discounted cash-flow method (DCF) and comparative method of quasi companies. After comprehensively considering the results comprehensively, they have submitted a proposal for the share exchange ratio to Namco. Nomura Securities has considered the results of the close investigation of the financial and legal matters conducted by the commissioned Auditors and Law Firms.

Namco investigated internally, based on Nomura Securities Co., Ltd.'s results and had negotiations and consultations with Bandai Co., Ltd. and determined the Share Exchange Ratio taking into account advice from Nomura Securities.

As a result, both companies approved of and executed a Statutory Share Exchange Agreement that sets out the above Share Exchange Ratio at the Board of Directors Meeting held on May 2, 2005. Nomura Securities has made a written representation to Namco that the Share Exchange Ratio is appropriate to Namco's shareholders from a financial standpoint. However, it is agreed in the Statutory Share Exchange Agreement that the Share Exchange Ratio may be changed upon consultation and agreement between both parties if there is a material change in preconditions or other circumstances before the date the share exchange is to be executed.

4. Details of the Balance Sheet and Profit and Loss Statement under Article 366, Paragraph 1, Item 3 to Item 6 of the Commercial Code

The details of the balance sheet and profit and loss statement of Namco are as set out in the attached document (page 27 to page 33).

The details of the balance sheet and profit and loss statement of Bandai Co., Ltd. are as set out in the attached document.

Non-Consolidated Balance Sheets
(As of March 31, 2005)

	(Millions of yen)
	Amount
ASSETS	
Current assets	
Cash and time deposits	38,741
Notes receivable-trade	1,538
Accounts receivable-trade	24,558
Marketable securities	2,004
Merchandise	1,330
Products	216
Raw materials	24
Work in progress	111
Supplies	73
Advanced payments	1,711
Deposit	2,549
Prepaid expenses	177
Short-term loans receivable	3,350
Accounts receivable-other	1,142
Deferred tax assets-current	2,281
Other current assets	34
Allowance for doubtful receivables	(429)
Total current assets	79,416
Fixed Assets	
Tangible fixed assets	
Buildings	7,068
Structures	104
Machinery, and equipment	206
Vehicles	9
Tools, furniture and fixtures	5,599
Land	13,949
Construction in progress	288
Total tangible fixed assets	27,224
Intangible fixed assets	
Software	729
Other Intangible fixed assets	51
Total intangible fixed assets	781
Investments and other assets	
Investment in securities	4,281
Investment in affiliated companies' stocks	30,558
Investment	82
Long-term loans	350
Long-term loans to affiliated companies	3,596
Bad debt, etc.	110
Long-term prepaid expenses	27
Deferred tax assets-noncurrent	3,215
Other investments	798
Allowance for doubtful receivables	(2,022)
Total investments and other assets	40,995
Total fixed assets	69,001
Total assets	148,417

	(Millions of yen)
	Amount

LIABILITIES	
Current liabilities	
Notes payable-trade	1,489
Accounts payable-trade	14,443
Bonds-current portion	10,000
Accounts payable – other	8,017
Accrued income taxes	448
Accrued consumption tax	181
Accrued expenses	2,588
Deposits received	61
Unearned revenues	52
Other current liabilities	100
Total current liabilities	37,382
Fixed liabilities	
Bonds	15,000
Accrued retirement and severance benefits	129
Deferred tax liabilities due to land revaluation	898
Other long-term liabilities	704
Total long-term liabilities	16,731
Total liabilities	54,114
SHAREHOLDERS' EQUITY	
Common stock	24,466
Capital surplus	23,799
Capital reserve	23,798
Earning surplus	66,325
Retained earnings appropriated for legal reserves	1,645
General reserves	58,001
Reserve for deferred income tax on fixed assets	238
Other reserves	57,763
Unappropriated retained earnings at the end of the period	6,678
Land revaluation differences	(21,410)
Other securities valuation differences	1,240
Treasury stocks	(117)
Total shareholders' equity	94,302
Total liabilities and shareholders' equity	148,417

Non-Consolidated Profit and Loss Statement
(April 1, 2004 through March 31, 2005)

		(Millions of yen)
		Amount
Net Sales		132,530
Cost of Sales		77,165
Gross Profit		55,365
Selling, general and administrative expenses		43,943
Operating income		11,422
Non-operating income		2,339
Interest income	49	
Interest on securities	7	
Dividend income	1,164	
Gain on securities sold	66	
Rental income	646	
Foreign exchange gain	208	
Miscellaneous income	196	
Non-operating expenses		455
Interest on bonds	149	
Leased asset expenses	278	
Miscellaneous loss	28	
Recurring income		13,305
Extraordinary income		1,112
Gain on sale of equities of affiliated companies	1,065	
Reversal of allowance for doubtful receivables	46	
Extraordinary losses		2,908
Loss on sale of fixed assets	7	
Loss on disposal of fixed assets	174	
Loss on impairment of fixed assets	1,528	
Expense of special depreciation of fixed assets	104	
Loss on valuation of investment securities	40	
Loss on valuation of investment in affiliated companies	464	
Provision for allowance for doubtful receivables	588	
Net income before income taxes		11,510
Corporate income, inhabitant and enterprise taxes	2,500	
Tax adjustments	2,313	4,813
Net income		6,696
Balance brought forward		855
Reversal of land revaluation differences		(135)
Interim cash dividends		739
Unappropriated retained earnings		6,678

Notes

All sums are shown in millions of yen, rounded down.

I. Significant Accounting Policies

1. Valuation basis and methods for securities:

(1) Shares of subsidiaries and affiliated companies:

Stated at cost under the moving average method.

(2) Other securities:

(i) Securities with market values:

Stated at market value using, among others, market prices on the last day of the fiscal year (valuation differences are reflected directly in shareholders' equity and cost of sales is calculated through the moving average method.)

(ii) Securities without market values:

Stated at cost under the moving average method. However, as to the contributions to a limited liabilities partnership for investment business and similar partnership, the amount corresponding to the equity of partnership's assets is stated as securities for investment purpose, and the amount corresponding to the profit or loss acquired through the operations of the partnership is stated as the profit or loss for this fiscal year.

2. Valuation basis and methods for derivative trading:
Stated using the market price method.

3. Valuation basis and methods for inventories:
Stated at cost under the gross average method.

4. Depreciation methods for fixed assets:

(1) Tangible fixed assets:

The declining balance method is used.

However, for buildings (excluding equipment attached thereto) acquired on or after April 1, 1998, depreciation is determined by the straight-line method.

The general useful life is as follows:

Buildings 3 to 50 years

Tools, furniture and fixtures 2 to 20 years.

(2) Intangible fixed assets:

The straight-line method is used.

The general useful life is as follows:

software (used internally) 5 years.

5. Accounting policies for translation of foreign currency denominated assets and Liabilities into Japanese Currency:

Receivables and payables denominated in foreign currencies are translated at spot exchange rates prevailing at the last day of each fiscal year, and resulting gains or losses are included in the profit or loss.

6. Basis for provisions:

(1) Allowance for doubtful receivables:

To prepare for potential losses due to bad debts, historical credit loss ratios are used for ordinary receivables.

Uncollectible amounts are recorded based on individual consideration of the account's potential for collection for receivables clearly at risk and receivables from companies under bankruptcy or reorganization processes.

(2) Accrued retirement and severance benefits:

To prepare for retirement benefits to employees, a provision is made based on estimated retirement benefit obligations and pension assets as of the last date of this fiscal year.

Actuarial gain/loss is amortized as expense under the straight-line method over 10 years (within the average remaining period of service for affected employees at the time of accrual) starting from the fiscal year following the accrual.

7. Accounting policies for lease transactions:

Finance lease transactions other than those where it is accepted that the legal title to the leased property is transferred to the lessee are accounted for by applying an accounting treatment that is equivalent to the one applicable to ordinary lease transactions.

8. Accounting policies for hedging:

(1) Hedge accounting method:

Deferral hedge accounting has been adopted.

Forward exchange contracts that meet the criteria for the allocation method are accounted for by the allocation method.

(2) Hedging methods and hedged items:

Hedging methods:	Forward exchange contracts
Hedged items:	Foreign currency-denominated liabilities and scheduled transactions.

(3) Hedging policies:

The purpose is to reduce risks arising from fluctuations in exchange rates involved in operational activities.

(4) Method of assessing the effectiveness of hedging:

The effectiveness of a hedging transaction is in principle determined by comparing the cumulative change in the cash flows or market movement of the hedged item and the cumulative change in the cash flows or market movement of the hedging method from the start of hedging to the time of assessing the effectiveness thereof.

However, if important conditions are common for the hedging method and the hedged asset, liability, or scheduled transaction, no such determination is made because it is clear that 100% effectiveness in hedging was achieved.

9. Accounting treatment of consumption tax:

Consumption tax is accounted for separately and is not included in each account.

10. Words and style used in the Balance Sheets and the Profit and Loss Statement

By application of Article 200 of the Regulations for Implementation of the Commercial Code, words and style used in the Balance Sheets and the Profit and Loss Statement follow the provisions in the Regulations Concerning Financial Statements, etc.

II. Information Concerning Change of Accounting Policy

(Accounting Standard for Impairment of Fixed Assets)

The Accounting Standard for Impairment of Fixed Assets (the "Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" (Business Accounting Council, August 8, 2002)) and the "Guidance on Accounting Standard for Impairment of Fixed Assets" (Guidance on Corporate Accounting Standard No. 6, October 31, 2003) have become available for application starting from the financial statements for the fiscal year ended March 31, 2004. Accordingly, the Company has applied the above standard and guidance, effective from this fiscal year. As a result, net income before income taxes decreased by ¥1,528 million.

Accumulated losses on impairment of fixed assets are deducted directly from the amount of each asset pursuant to the Regulations Concerning Financial Statements, etc., as amended.

III. Information Concerning Change of Listing Method

(Balance Sheet)

Ownership interests for investment business partnership, etc.

Information on ownership interests for investment business partnership, etc. which was included in "others" under investment and other assets in the balance sheet until the last business year, is now included in and listed as the securities held in investment account, as the ownership interests for investment business partnership, etc. is now deemed to be securities as so required under the "Law on Partial Amendment of the Securities Exchange Act" (Law No. 97, June 9, 2004).

The ownership interests for investment business partnership, etc. which was included in "others" under investment and other assets as of the last business year was ¥95 million.

IV. Additional Information

(Corporate size-based taxation)

As a result of the introduction of the corporate size-based taxation system, the value-added portion and capital portion of corporate enterprise taxes accounting for ¥169 million were treated as selling, general and administrative expenses in accordance with the "Practical Solution on Presentation for Corporate Size-Based Aspect of Corporate Enterprise Taxes on Profit and Loss Statement" (Practical Solution Report No. 12: Accounting Standard Board of Japan, February 13, 2004).

V. Notes to Non-Consolidated Balance Sheets

1. Claims and obligations with respect to affiliated companies

    Short-term monetary claims on affiliated companies : ¥13,891 million

    Long-term monetary claims on affiliated companies : ¥3,596 million

    Short-term monetary obligations to affiliated companies : ¥3,360 million

    Long-term monetary obligations to affiliated companies : ¥511 million

2. The amount of accumulated depreciation of tangible fixed assets : ¥27,135 million

3. In addition to the fixed assets stated in the balance sheets, the Company uses development equipment, information equipment, etc. under lease contracts.

4. Pledged assets

    Pledged assets offered as security are as follows :

    Cash and deposits ¥80 million

    (Pledged upon acceptance of payment guarantees.)

5. Net assets as specified under Article 124, Item 3 of the Regulations for Implementation of the Commercial Code: ¥1,240 million

6. Warrants issued under Article 280-19, Paragraph 1 of the Commercial Code before amendment as of April 1, 2002:

    Date of resolution at the General Meeting of Shareholders: June 26, 2001

    Type of shares to be issued: Common stock

    Outstanding warrants: ¥487 million

    Issue price (exercise price): ¥1,862

7. Revaluation of land:

    The Company revaluated its business-use land in accordance with the Law Concerning Revaluation of Land (March 31, 1998 Law No. 34) and recorded the land revaluation difference under shareholders' equity.

    Method of revaluation : As specified in Article 2, Item 4 of the Regulations for Implementation of the Law Concerning Revaluation of Land (March 31, 1998 Ordinance No. 119), the value of land announced by the Director-General of the National Tax Administration Agency as a basis for calculation of the taxed value for the land value tax purposes, specified in Article 16 of the Land Value Tax Law (May 2, 1991 Law No. 69), was used to calculate the value of the land, with reasonable adjustments (such as value adjustment for land facing a thoroughfare).

Date of revaluation: March 31, 2002

The excess of the book value of the revalued land after the revaluation over its market value at the end of this fiscal year was ¥1,209 million lower than the book value.

V. Notes to the Profit and Loss Statement

1. Transactions with affiliated companies

Sales	¥49,411 million
Purchases	¥13,444 million
Transactions other than Operating Transactions	¥1,916 million

2. Rough breakdown of selling, general and administrative expenses

Freight	¥3,391 million
Advertising and general publicity expenses	¥13,973 million
Salaries and benefits	¥5,799 million
Increase in accrued retirement benefits	¥479 million
Increase in directors' retirement allowance reserve	¥21 million
Depreciation expenses	¥1,172 million
Research and development expenses	¥11,818 million
Increase in allowance for doubtful receivables	¥113 million

3. Total amount of research and development expenses (included in selling, general, and administrative expenses) ¥11,818 million

4. Loss on impairment of fixed assets

The Company, in order to recognize the signs of impairment of fixed assets, groups its fixed assets under the classifications for management accounting purpose based on each business unit, except for important idle assets, assets planned to be disposed of and assets for lease.

In order to establish more sound financial constitution, the Company reduced the amount of the book values of the following idle assets and assets planned to be disposed of to the amount of the net sale values in this fiscal year and reported the reduction amount as an impairment loss and included the same in special loss:

Location	Item	Impairment Loss
Shimotsuga-gun, Tochigi-ken	Land, Building and Structure	¥703 million
Funabashi-shi, Chiba-ken	Land, Building and Structure	¥702 million
Sendai-shi, Miyagi-ken, etc.	Land, Building and Structure	¥121 million

Total		¥1,528 million

Concerning the calculation of the amount of the net sale values, the net sales values of the land, building, etc. planned to be sold are calculated based on third-party appraisals, and with regard to other assets, their marketable value is individually estimated based on the appraised value of land facing a thoroughfare, etc.

5. Net income per share ¥66.91

5. Matter concerning the resolution of this item of business

The resolution for this item of business will take effect upon the item of business being approved both by Namco and Bandai in the ordinary general meeting of shareholders and by the relevant government authority as required under law and ordinance.

[TRANSLATION]

ARTICLES OF INCORPORATION
OF
NAMCO BANDAI HOLDINGS INC.

CHAPTER I. GENERAL PROVISIONS

(Corporate Name)
Article 1

The name of the Company shall be Kabushiki Kaisha Bandai Namco Holdings.

2. In English, the Company shall be NAMCO BANDAI Holdings Inc.

(Purposes)
Article 2

The purposes of the Company shall be to control and manage the business activities of companies that engage in the following businesses by owning the shares of stock of such companies:

(1) Planning, design, manufacture sale, export, and import of toys and play equipment;
(2) Planning, manufacture and sale of software;
(3) Planning and development, manufacture and sale of computer software for games;
(4) Planning, design, production, sale, export, import and leasing of electronic devices and equipment, and electronic technology application robots and microcomputers;
(5) Planning, manufacture and sale of educational devices;
(6) Provision and sale of software using communication lines;
(7) Information and communications services and information provision services;
(8) Design, production, sale, export, import and lease of amusement machines;
(9) Planning, design, production, sale, export, import, management, leasing and contracting for engineering work of amusement facilities;
(10) Management of facilities with amusement machines;
(11) Planning, production, sale, export, import and leasing of products related to film and music, such as video software, CDs, DVDs, etc.;
(12) Planning, production, performance and sale of shows such as movies, plays, theatrical entertainment, music, etc., and management of theaters;
(13) Management of movie theaters and distribution outlets of film and music related products;
(14) Telecommunications business under the Telecommunications Business Law, general broadcasting business under the Broadcast Law and cable television broadcasting business under the Cable Television Broadcast Law;

(15) Planning, manufacture, and sale of various types of confectioneries, beverages, teas, and other food and the guidance of manufacture;

(16) Management of, and management guidance of, restaurants;

(17) Planning, manufacture and sale of books, magazines and other printed materials;

(18) Planning, manufacture sale, export and import of furniture, stationery, office equipment and daily necessities and miscellaneous goods;

(19) Planning, manufacture and sale of footwear and watches;

(20) Planning, manufacture and sale of textile products for dressmaking, sports products and accessories;

(21) Planning, manufacture and sale of medicine, quasi-medicine, medical devices and cosmetics;

(22) Planning, manufacture and sale of electric equipment, components and automobile parts;

(23) Planning, manufacture, sale, installation, leasing, management and brokerage of vending machines;

(24) Planning, design, production, sale, export, import, management and leasing of athletic facilities;

(25) Creation of plans for home-care through a designated home-care support business as provided for in the Nursing Care Insurance Law;

(26) Visiting care, visiting and bathing care, day care, short-term in-house care, lease of welfare equipment, cohabitation care for persons afflicted with dementia and care for persons in specified care facilities through a designated home servicing business as provided for in the Nursing Care Insurance Law;

(27) Ownership, lease, sale and purchase, exchange and management of real estate, and acting as an agent and intermediary thereof;

(28) Appraisal and brokerage of real estate;

(29) Non life insurance agency business and life insurance soliciting business;

(30) Operation of training schools for entertainers and film engineers;

(31) Management of entertainment production;

(32) Dispatch and management of film engineers;

(33) Collection, transfer, recycling and disposal service for general and industrial wastes;

(34) Manufacture and sale of equipment used for disposal of general and industrial wastes;

(35) Planning, design, production, sale, export and import of advertising products and facilities, and advertising agency business;

(36) General construction, design, supervision and contracting for construction of building equipment, civil engineering and landscaping incidental to general construction;

(37) Acquisition, licensing and trading of industrial property rights, such as patent, utility model rights, design rights, trademarks and copyrights;

(38) Sale and purchase of antiques and consignment of sale and purchase thereof; and

(39) All businesses incidental or related to any of the preceding items.

2. The purposes of the Company shall be to engage in all the businesses described in each of the items in the preceding paragraph.

(Location of Head Office)

Article 3

The Company shall have its head office located in Minato-ku, Tokyo.

(Method of Public Notice)

Article 4

All public notices made by the Company shall be given on its website. Provided, however, that if the Company is unable to give a public notice on its website due to accidents or other compelling reasons, the Company shall give public notice in the Nihon Keizai Shinbun.

CHAPTER II. SHARES

(Total Number of Shares Authorized to be Issued)

Article 5

The total number of shares authorized to be issued by the Company shall be one billion (1,000,000,000) shares. Provided, however, that if any number of shares are cancelled, such number shall be deducted accordingly from the relevant number of shares authorized to be issued.

(Acquisition of Own Shares)

Article 6

The Company may purchase its own shares by resolution of the Board of Directors pursuant to the provisions of Article 211-3 Paragraph 1 Item 2 of the Commercial Code.

(Number of Shares Constituting One Unit (*Tangen*) of Shares and Non-issuance of Share Certificates Representing Less than One Unit)

Article 7

The number of shares constituting one (1) unit (*Tangen*) of shares of the Company shall be one hundred (100).

2. The Company shall not issue share certificates representing shares constituting less than one unit (hereinafter referred to as "Shares Less Than One Unit").

(Additional Share Purchase System for Holders of Shares Less Than One Unit)

Article 8

A holder of Shares Less Than One Unit (including the beneficial shareholder thereof) may request that the Company sell to such holder such number of additional shares that would, together with the Shares Less Than One Unit held by such holder, constitute one unit (*Tangen*) of shares pursuant to the provisions of the Share Handling Regulations.

(Share Handling Regulations)

Article 9

In addition to the matters provided for by laws and regulations or in these Articles of Incorporation, denominations of share certificates, registration of transfers of shares, purchase of Shares Less Than One Unit by the Company, additional share purchases by holders of Shares Less Than One Unit and other matters for handling of shares and handling fees shall be governed by the Share Handling Regulations established by the Board of Directors.

(Transfer Agent)

Article 10

The Company shall appoint a transfer agent or agents with respect to its shares.

2. The designation of a transfer agent and its handling office shall be made by resolution of the Board of Directors, and public notice of such designation shall be given.

3. The register of shareholders (including the beneficial shareholders thereof, and the register of lost share certificates of the Company, shall be kept at the handling office of the transfer agent. Registration of transfers of shares, listing and recording in the register of beneficial shareholders, purchase of Shares Less Than One Units by the Company and additional share purchase by holders of Shares Less Than One Unit and other business regarding shares shall be handled by the transfer agent and not the Company.

(Record Date)

Article 11

The shareholders, whose names are listed or recorded in the final register of shareholders as of the last day of every business year, shall be those who are entitled to exercise their rights at the ordinary general meeting of shareholders pertaining to the said business year.

2. In addition to the case prescribed in the immediately preceding paragraph, if it is necessary for determination of the persons who are entitled to exercise their rights as the shareholders or the registered pledgees, the Company may determine, through a resolution of the Board of Directors, a certain record date to presume that the shareholders or registered pledgees listed or recorded in the final register of shareholders as of the record date are those who are entitled to exercise their rights on a certain date within three (3) months following the record date, by giving a public notice, at least two (2) weeks prior to the record date.

(Registration of Shareholders)

Article 12

Shareholders, registered pledgees, or their legal representatives, shall notify the transfer agent of their names, addresses and seal impressions in the form prescribed by the Company. Provided, however, that foreign nationals who are accustomed to signing may use their specimen signatures instead of seal impressions.

2. In case the person set forth in the preceding paragraph is a resident overseas, they shall select a place or an agent to receive the notice in Japan and notify the transfer agent thereof.

3. The transfer agent shall likewise be notified of any changes in the matters prescribed in the preceding two (2) paragraphs.

CHAPTER III. GENERAL MEETINGS OF SHAREHOLDERS

(Convocation)

Article 13

Ordinary general meetings of the shareholders of the Company shall be convened within three (3) months from the day following the account settlement date, and extraordinary general meetings of the shareholders shall be convened whenever necessary.

(Location of Convocation)

Article 14

General meetings of shareholders can be convened at the head office of the Company or at a place adjacent to such head office, or at such other place within each ward of Tokyo.

(Person Authorized to Convene)

Article 15

Unless otherwise provided by laws and regulations, general meetings of shareholders shall be convened by the President and Director of the Company pursuant to a resolution of the Board of Directors, and the President and Director of the Company shall preside as a chairman.

2. If the President and Director is unable to convene or preside at a general meeting of shareholders, another director, in accordance with the order previously determined by the Board of Directors, shall convene and preside at a general meeting.

(Method of Adopting Resolution)

Article 16

Unless otherwise provided by laws and regulations or in these Articles of Incorporation, resolutions of general meetings of shareholders shall be adopted by a majority of the total number of voting rights held by the shareholders present.

2. Special resolutions provided in Article 343 of the Commercial Code shall be adopted by two-thirds (2/3) or more of the total number of voting rights held by the shareholders present at a general meeting of shareholders at which shareholders who hold one-third (1/3) or more of the total number of voting rights of all shareholders are present.

(Exercise of Voting Rights by Proxies)

Article 17

A shareholder may exercise his/her voting rights by way of a proxy who shall also be a shareholder of the Company who is entitled to exercise voting rights. In such case, the shareholder shall submit a document evidencing the power of proxy at each general meeting.

(Minutes)

Article 18.

The summary of the proceedings of general meetings of shareholders and the results thereof shall be entered or recorded in the minutes, and the chairman and the directors present thereat shall affix their names and seal impressions or signatures, or otherwise electronically sign thereon.

CHAPTER IV. DIRECTORS AND BOARD OF DIRECTORS

(Number of Directors)

Article 19

The number of directors shall not exceed twelve (12). At least two (2) directors shall be outside directors as provided in Article 188 Paragraph 2 Item 7-2 of the Commercial Code (hereinafter referred to as "Outside Director").

(Election of Directors)

Article 20

Directors shall be elected at a general meeting of shareholders.

2. Resolutions for electing directors shall be adopted by a majority of the total number of voting rights held by the shareholders present at a general meeting of shareholders at which shareholders holding one-third (1/3) or more of the total number of voting rights of all shareholders are present.

3. No cumulative voting shall be used for the election of directors.

(Term of Office)

Article 21

The term of office of a director shall expire at the close of the ordinary general meeting of shareholders pertaining to the last account settlement occurring within one (1) year after his/her assumption of office.

2. The term of office of a director elected to fill a vacancy or elected due to increase in the number of directors shall be concurrent with the remaining term of office of the other directors in office at the time of his/her election.

(Representative Director)

Article 22

A Representative Director shall be elected among directors by a resolution of the Board of Directors.

(Directors with Specific Titles)

Article 23

One (1) Director Chairman and one (1) President and Director shall be elected by a resolution of the Board of Directors. If necessary, the Board of Directors may elect a few Director Vice- Chairman(s), Director Vice-President(s), Senior Managing Director(s), and Managing Director(s).

(Person Authorized to Convene Meetings of the Board of Directors and Person to Preside at Meetings thereof)

Article 24

Unless otherwise provided by laws and regulations, the President and Director shall convene meetings of the Board of Directors and preside as a chairman at such meetings.

2. If the President and Director is unable to convene or preside at meetings of the Board of Directors, another director, in accordance with the order previously determined by the Board of Directors, shall convene or preside at the meeting.

(Convocation Notice for Meetings of Board of Directors)

Article 25

Notice convening a meeting of the Board of Directors shall be dispatched to each director and corporate auditor at least three (3) days prior to the date of such meeting. Provided, however, that in case of emergency, this period may be shortened.

2. The convocation procedure set forth in the preceding paragraph may be waived with the unanimous consent of all the directors and corporate auditors.

(Method of Adopting Resolution of Meetings of Board of Directors)

Article 26

Resolutions of a meeting of the Board of Directors shall be adopted by the vote of a majority of the directors present at a meeting of the Board of Directors at which a majority of the directors are present.

(Minutes of Meetings of Board of Directors)

Article 27

The summary of the proceedings of meetings of Board of Directors and the results thereof shall be entered or recorded in the minutes, and the chairman and the directors present thereat shall affix their names and seal impressions or signatures, or otherwise electronically sign thereon.

(Regulations of the Board of Directors)

Article 28

Unless otherwise provided by laws and regulations or in these Articles of Incorporation, matters concerning the Board of Directors shall be governed by the Regulations of the Board of Directors established by the Board of Directors.

(Remuneration of Directors)

Article 29

The remuneration of directors shall be determined by a resolution adopted at a general meeting of shareholders.

(Liability Limitation Agreement with Outside Directors)

Article 30

The Company may enter into an agreement in advance, with any Outside Director, to limit the liability for and damages caused by his/her actions as prescribed in Article 266 Paragraph 1 Item 5 of the Commercial Code if Outside Director was acting in good faith and was not grossly negligent in performing his/her duties. Provided, however, that the maximum amount of liability based on this agreement shall be the aggregate sum of the amount prescribed in each item of Article 266 Paragraph 19 of the Commercial Code.

CHAPTER V. CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS

(Number of Corporate Auditors)
Article 31

The number of corporate auditors shall not exceed four (4).

(Election of Corporate Auditors)
Article 32

The corporate auditors shall be elected at a general meeting of shareholders. Provided, however, that no proposal regarding election of corporate auditors may be submitted to a general meeting of shareholders without the consent of the Board of Corporate Auditors.

2. A resolution for electing corporate auditors shall be adopted by a majority of the total number of voting rights held by the shareholders present at a general meeting at which shareholders holding one-third (1/3) or more of the total number of voting rights of all shareholders are present.

(Term of Office)
Article 33

The term of office of a corporate auditor shall expire at the close of the ordinary general meeting of shareholders pertaining to the last account settlement occurring within four (4) years after his/her assumption of office.

2. The term of office of a corporate auditor elected to fill a vacancy shall be concurrent with the remaining term of office of the resigning corporate auditor.

(Supplemental Corporate Auditor)
Article 34

A supplemental corporate auditor may be elected at ordinary general meetings of shareholders in advance, so as to prepare for a situation in which the number of corporate auditors becomes less than the number of corporate auditors provided for in laws and regulations or in these Articles of Incorporation

2. In the case a supplemental corporate auditor elected as provided for in the preceding paragraph enters office, the term of his/her office shall be subject to the provisions in Paragraph 2 of the preceding Article.

3. The effect of the advance election provided for in Paragraph 1 shall expire at the close of the first ordinary general meeting of shareholders following the supplemental corporate auditor's assumption of office.

(Standing Corporate Auditor)

Article 35

Corporate auditors shall elect a standing corporate auditor by mutual election.

(Person Authorized to Convene Meetings of Board of Corporate Auditors)
Article 36

A meeting of the Board of Corporate Auditors may be convened by any corporate auditor.

(Convocation Notice for Meetings of Board of Corporate Auditors)

Article 37

Notice convening a meeting of the Board of Corporate Auditors shall be dispatched to each corporate auditor at least three (3) days prior to the date of such meeting. Provided, however, that in case of emergency, this period may be shortened.

2. The convocation procedure set forth in the preceding paragraph may be waived with the unanimous consent of all the corporate auditors.

(Person to Preside at Meetings of Board of Corporate Auditors)

Article 38

The standing corporate auditor shall preside as chairman at meetings of the Board of Corporate Auditors. In case there is more than one standing corporate auditor, such corporate auditors shall elect a chairman in advance by mutual election.

2. If the chairman is unable to preside at a meeting, another corporate auditor, in accordance with the order previously determined by the Board of Corporate Auditors, shall preside at the meeting.

(Method of Adopting Resolution of Meetings of Board of Corporate Auditors)

Article 39

Unless otherwise provided by laws and regulations, resolutions of meetings of the Board of Corporate Auditors shall be adopted by a majority of the votes held by all the corporate auditors at a meeting of the Board of Corporate Auditors, at which a majority of all the corporate auditors are present.

(Minutes of Meetings of Board of Corporate Auditors)

Article 40

The summary of the proceedings of meetings of Board of Corporate Auditors and the results thereof shall be entered or recorded in the minutes, and the corporate auditors present thereat shall affix their names and seal impressions or signatures, or otherwise electronically sign thereon.

(Regulations of the Board of Corporate Auditors)

Article 41

Unless otherwise provided by laws and regulations or in these Articles of Incorporation, matters concerning the Board of Corporate Auditors shall be governed by the Regulations of the Board of Corporate Auditors established by the Board of Corporate Auditors.

(Remuneration of Corporate Auditors)

Article 42

The remuneration of corporate auditors shall be determined by a resolution adopted at a general meeting of shareholders.

CHAPTER VI. ACCOUNTING

(Business Year)
Article 43

The business year of the Company shall be from the first day of April each year to the last day of March the following year, and the last day of the business year shall be the account settlement date.

(Dividends)
Article 44

Dividends of the Company shall be paid to the shareholders or registered pledgees listed or recorded in the final register of shareholders as of each account settlement date.

(Interim Dividends)
Article 45

The Company may, by a resolution of the Board of Directors, make a distribution of interim dividends (a distribution of cash as provided for in Article 293-5 of the Commercial Code, the same hereinafter) to shareholders or registered pledgees listed or recorded in the final register of shareholders as of the 30th of September of each year.

(Dividend Expiration Period)
Article 46

In cases where dividends or interim dividends are not received even after the lapse of three (3) years from the date on which they first became payable, the Company shall be relieved of the obligation to pay the same.

2. Dividends and interim dividends shall not yield interest.

SUPPLEMENTARY PROVISIONS

(Shares to be Issued upon Incorporation)
Article 1

The Company shall be incorporated by means of a statutory share exchange as provided in Article 364 of the Commercial Code.

2. The total number of shares to be issued upon incorporation of the Company shall be two hundred fifty eight million, two hundred ninety six thousand and eight hundred eighty-two (258,296,882) common shares.

(Initial Term of Office)
Article 2

Notwithstanding the provision of Article 33 Paragraph 1, the terms of office of the initial corporate auditors shall expire at the close of the ordinary general meeting of shareholders pertaining to the last account settlement occurring within one (1) year after their assumption of office.

(First Business Year)
Article 3

The first business year of the Company shall be from the 29th of September, 2005 until the 31st of March, 2006.

Item 3: Amendment to Articles of Incorporation

1. Reason for Amendment

In connection with the coming into effect on February 1, 2005, of the Law Revising Parts of the Commercial Code Etc. for the Purpose of Introducing a System for Electronic Public Notices (2004, Law No. 87), Namco is changing its method of giving public notices from publication in the Nihon Keizai Shimbun printed in Tokyo to an electronic method of public notice. We are also providing for measures to be taken in the event we cannot give public notice electronically for an unavoidable reason.

2. Details of Amendment

The details of the amendment are as follows (the underlined portions are the changed portions):

Current Article	Revised Article
(Method of Public Notice) Article 4 All public notices made by the Company shall be given <u>in the Nihon Keizai Shimbun printed in Tokyo</u>.	(Method of Public Notice) Article 4 All public notices made by the Company shall be given <u>on its website. Provided, however, that if the Company is unable to give a public notice on its website from accidents or other compelling reasons, the Company will give its public notice in the Nihon Keizai Shimbun.</u>

Item 4. Election of 9 Directors

The term of office of all Directors (8 Directors) will come to an end at the close of this General Meeting of Shareholders. Therefore, we would like to elect the following 9 Directors, which includes 1 new Director, in order to enhance and strengthen the management of the Company.

The candidates for Directors are as follows.

Candidate Number	Name (Date of Birth)	Resume and representation of other companies	Shares of Namco owned
1	Masaya Nakamura (December 24, 1925)	Jun. 1955: President and Representative Director of Namco Jun. 1990: Chairman and Chief Executive Officer and Representative Director Apr. 1992: President and Chairman and Chief Executive Officerand Representative Director May 2002: Chairman & Chief Visionary Officer and Representative Director (current position) < Representation of other companies > President and Director of NIKKATSU CORPORATION Chairman and Director of Yunokawa Kanko Hotel Co., Ltd. President and Director of MAL Ltd. Chairman and Director of Namco Holding Corp.	14,360,000
2	KyushiroTakagi (September 4, 1943)	Oct. 1989: Entered Namco Apr. 1990: General Manager, Operations Coordination Department Jun. 1991: Director responsible for Administration and Operations, and General Manager, Operations Coordination Department Jun. 1992: Managing Director responsible for Operations Oct. 1998: Senior Managing Director, Group Executive, Amusement Business Division, responsible for Entertainment Business Division, and responsible for New Business Creation Division Apr. 2001: Executive Vice President and Representative Director and General Manager, Corporate Strategic Planning Office	12,600

		May 2002: President and Representative Director Apr. 2005: Vice Chairman and Representative Director (current position)	
3	Akiyoshi Sarukawa (November 20, 1944)	Apr. 1967: Entered Namco Nov. 1989: Managing Director, Sales Division Jun. 1990: Director, and Managing Director, Sales Division Jun. 1992: Managing Director responsible for Sales Jun. 1999: Senior Division Executive responsible for Sales Division Jun. 2000: Managing Director responsible for Sales Division Apr. 2001: Representative Director, and Managing Director responsible for Sales Division May 2002: Executive Vice President and Representative Director Apr. 2005: Vice Chairman (current position)	6,600

Candidate Number	Name (Date of Birth)	Resume and representation of other companies	Shares of Namco owned
4	Shigeichi Ishimura (December 28, 1953)	Apr. 1976: Entered Namco Jan. 1982: General Manager, Product Development Division Aug. 1983: Director and General Manager, No.1 Product Development Division Jun. 1992: Managing Director responsible for Research Division Jun. 1995: Senior Managing Director responsible for Research Division Jun. 1999: Executive Officer responsible for Research Division Apr. 2004: Senior Managing Executive Officer, and President of Contents Expansion Company Jun. 2004: Director, and President of Contents Expansion Company Apr. 2005: President & Chief Executive Officer and Representative Director, and General Manager, Corporate Strategic Planning Office (current position)	11,432
5	Shukuo Ishikawa (April 15, 1955)	Apr. 1978: Entered Namco Aug. 1991: Managing Director, EM Product Development Department Nov. 1994: responsible for administration at No. 2 Product Development Division, Managing Director, EM Product Development Department, Managing Director, MG Product Development Department, and Managing Director, VS Product Development Department Jun. 1995: Director responsible for No. 2 Product Development Division, Managing Director, EM Product Development Department, and Managing Director, VS Product Development Department	1,200

		Jun. 1999: Managing Director, Group Executive of Research Division, Development Division and Production Division, responsible for No. 2 Product Development Division Apr. 2005: Executive Vice President and Representative Director, Group Executive, Contents Business (current position) < Representation of other companies > Chairman and Director of Namco America Inc. Chairman and Director of Namco Europe Ltd. President and Director of Namco Holding Corp.	
6	Jun Higashi (April 18, 1953)	Apr. 1976: Entered Namco Apr. 1990: Managing Director, Operations Planning Department Jun. 1991: Director, Managing Director, Operations Planning Department Jun. 1999: Executive Director, Managing Director, Operations Planning Group May 2002: Managing Executive Officer, and President, Entertainment Company Apr. 2004: Senior Managing Executive Officer, and President, Entertainment Company Jun. 2004: Director of Namco, and President, Entertainment Company Apr. 2005: Executive Vice President and Representative Director < Representation of other companies > Chairman and Director of Namco Cybertainment Inc. Chairman and Director of XS Entertainment Inc. Chairman and Director of Namco Operations Europe Ltd.	2,200

Candidate Number	Name (Date of Birth)	Resume and representation of other companies	Shares of Namco Owned
7	Masahiro Tachibana (April 16, 1951)	Apr. 1978: Entered Namco Jul. 1986: General Manager, Operations Division Jun. 1988: Director responsible for Operations Representative and General Manager, Operations Division Jun. 1989: Managing Director responsible for Operations and General Manager, Operating Division Jun. 1994: Representative Director and Managing Director Apr. 2004: Representative Director, Senior Managing Director, and President, Contents & Technology Company and Leader, Strategic Planning Group Apr. 2005: Senior Managing Director (current position)	9,200
8	Keiji Tanaka (December 19, 1941)	Nov. 1990: Entered Namco Apr. 1991: General Manager, Accounting Division Jun. 1992: Director and General Manager, Accounting Division Jan. 1999: Managing Director responsible for Corporate Planning Division and Accounting Division, General Manager, Corporate Planning Division Apr. 2005: Managing Director (current position)	3,200
9	Keiji Azuma (December 25, 1955)	Apr. 1979: Entered Namco Nov. 1992: Managing Director, No. 2 Operations Department Apr. 2000: Managing Director, Eastern Japan Operations Group Apr. 2001: Executive Officer, and Managing Director, Eastern Japan Operations Group May 2002: Division Leader, East Japan Operation Division	4,200

		Apr. 2004: Executive Officer, and President, Incubation Center	
		Apr. 2005: Senior Managing Executive Officer, and President, Incubation Center (current position)	

Notes

1. Namco has business, such as the purchasing of products, with Nikkatsu Corp. in which Mr. Masaya Nakamura, a candidate for director, serves as representative director.

2. Namco has business, such as the leasing of amusement facilities, with Yunokawa Kanko Hotel Co., Ltd., in which Mr. Masaya Nakamura, a candidate for director, serves as representative director. Further, Namco has given its guarantee for bank loans advanced to Yunokawa Kanko Hotel Co., Ltd.

——End of the Document——

Location Map of the 50th Ordinary General Meeting Of Shareholders

4th Floor, Convention Hall, Plaza Industry Ota

1-20-20, Minami-Kamata, Ota-ku, Tokyo

Tel: (03) 3733 6600

Access: Keikyu Line (Airport Limited Express) / Keikyu Kamata Line 3 minutes walk

*** Please refrain from driving to the location, as parking space is limited.**

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains "forward-looking statements". To the extent that statements in this press release do not relate strictly to historical or current facts, they may constitute forward-looking statements. Examples of such statements include the estimated financial information presented in this press release. These forward-looking statements are based upon our current assumptions and beliefs in the light of the information currently available to us, but involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause our actual actions or results to differ materially from those discussed in or implied by the forward-looking statements. Important risks, uncertainties and other factors that may cause our actual results to differ materially from our expectations include, without limitation, general economic conditions and trends in our markets, competition in our markets, the effect of foreign exchange fluctuations on our results of operations, levels of personal consumption in our markets, the level of continuing demand for, and timing of sales of, our existing products, our ability to launch innovative products and otherwise meet the requirements of our customers, the effect of prevailing interest rates and the effects of taxes and changes in taxation or other laws and regulations affecting us. We undertake no obligation to publicly update any forward-looking statements after the date hereof, except as required by the rules of the Tokyo Stock Exchange or as otherwise indicated herein.

AMENDMENT TO NOTICE OF THE 50TH ORDINARY GENERAL MEETING OF SHAREHOLDERS (ENGLISH TRANSLATION)

(The amended portions are underlined.)

1. Page 25, Notes 3 to 8, Directors and Corporate Auditors, from Line 4

Previous Text	Amended Text
"..., and Executive Vice President and Representative Director Akiyoshi Sarukawa has resigned from his office of executive vice president and representative director."	"..., Executive Vice President and Representative Director Akiyoshi Sarukawa has resigned from his office of executive vice president and representative director, and Representative Director and Senior Managing Director Masahiro Tachibana has resigned from his office of representative director."

2. Page 35, Certified copy of audit report of the independent auditor, Paragraph 2, Lines 3 and 4

Previous Text	Amended Text
"... the accounting principles used and the application thereof ... by management ..."	[No amendment to English translation necessary.]

3. Page 35, Certified copy of audit report of the independent auditor, Opinion (1), Paragraph 2, Lines 5 and 6

Previous Text	Amended Text
"... may have been applied to the financial statements starting the business year ..."	[No amendment to English translation necessary.]

4. Pages 47, Certified copy of audit report of the independent auditor regarding consolidated financial statements, Paragraph 5, Lines 1 and 3

Previous Text	Amended Text
"... the Company applies ... from this fiscal year."	"... the Company applied ... to this fiscal year."

—End of Amendments—

EXHIBIT 3

TOKYO:30017.1

June 8, 2005
1-4-8 Komagata, Taito-ku, Tokyo 111-8081
BANDAI Co., Ltd.
Representative Director
President & CEO:
Takeo Takasu (Seal)

Dear Shareholders,

NOTICE OF THE FIFTY-SEVENTH ORDINARY GENERAL MEETING OF SHAREHOLDERS

We hope that you are well.

You are cordially invited to attend the Fifty-Seventh (57th) Ordinary General Meeting of Shareholders of BANDAI Co., Ltd. (the "Company") to be held as set forth below.

If you are unable to attend the meeting in person, you may exercise your voting rights in writing. In this case, please review the enclosed "Reference Document Concerning the Exercise of Voting Rights", and indicate your approval or disapproval of each of the proposals on the enclosed Voting Card, affix your seal and send the same to us.

1. Date and Time: June 23, 2005 (Thursday) at 10:00 a.m.

2. Place: 1-4-8 Komagata, Taito-ku, Tokyo
Head Office of the Company, 3rd floor hall

(Note) If you attend the meeting in person, please submit the enclosed voting card at the reception desk located at the place of the shareholders' meeting.

NOTICE TO U.S. SHAREHOLDERS

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

3. Purposes of the Meeting:

Reports:

1. Report on the Contents of the Consolidated Balance Sheet as of March 31, 2005, the Annual Business Report and the Consolidated Profit and Loss Statement for the Fifty-Seventh Fiscal Year (from April 1, 2004 to March 31, 2005) and the Results of the Auditing of the Consolidated Financial Statements by the Accounting Auditor and the Board of Corporate Auditors
2. Report on the Contents of the Balance Sheet as of March 31, 2005 and the Profit and Loss Statement for the Fifty-Seventh Fiscal Year (from April 1, 2004 to March 31, 2005)

Matters to Be Resolved:

Proposal No. 1 : Approval of the Plan for Appropriation of Profits for the Fifty-Seventh Fiscal Year (from April 1, 2004 to March 31, 2005)

Proposal No. 2 : Incorporation of a 100% Parent Company by Means of Statutory Share Exchange (*Kabushiki-Iten*)
The outline of the Proposal is described in "Reference Document Concerning the Exercise of Voting Rights", from page 51 to page 87.

Proposal No. 3 : Election of Twelve (12) Directors

Proposal No. 4 : Election of One (1) Corporate Auditor

End of Notice

(Attached Document)

BUSINESS REPORTS

(From April 1, 2004 to March 31, 2005)

1. Outline of Business

(1) Progress and Results of the Business of the Group

Although a gradual recovery trend appeared in the Japanese economy during this fiscal year due to the improvement of corporate earnings and the increase of capital investment, problems with deflation continued, consumer spending remained low, and due to the influence of escalating crude oil prices and the occurrence of natural disasters such as typhoons and earthquakes, a strong sense of uncertainty remains in our economic prospects.

The Bandai Group was affected by these severe economic conditions; the toy industry had a hard time during the year-end and new year period, the highest season for the business, because of the influence of the diversification of consumer trends and the absence of mega hit products. In the game industry, a new type of mobile game console was released in the year-end and certain major game titles gained popularity, but it was not enough to boost the game industry as a whole.

In these circumstances, the Bandai Group actively promoted its "business creation strategy" focused on the character business, and its "business expansion strategy" aimed at further expanding existing businesses through efficiency-oriented and profit-oriented "business expansion" based on the three-year "medium-term management plan", which started in April 2003, and embarked on various measures to further increase its sales.

As a result, the Bandai Group's consolidated operational results ended up with net sales of ¥269,945 million for this fiscal year (2.6% increase compared to the previous fiscal year). However, in terms of profits, operating income was ¥24,398 million (11.8% decrease compared to the previous fiscal year), and recurring income was ¥25,723 million (5.5% decrease compared to the previous fiscal year), due to the slump of business in the U.S. region and the up-front cost incurred for business expansion, etc. In addition to these factors, the Bandai Group made a provision for valuation concerning deferred income tax assets at the beginning of this fiscal year in the U.S. region from a conservative accounting perspective, and as a result, net income amounted to ¥11,225 million (21.0% decrease compared to the previous fiscal year).

(2) Outline of Business by Business Segment

Business Segment	Net Sales (¥ million)	Percentage (%)	Comparison to the previous fiscal year (%)
Toys & Hobby Business	146,984	54.4	0.8
Life-Style Business	20,271	7.5	6.4
Amusement Business	17,975	6.7	16.1
Video Game Software Business	38,514	14.3	(0.7)
Visual Business	33,577	12.4	5.4
Networks Business	10,667	4.0	4.0
Other Businesses	15,051	5.6	13.0
Elimination	(13,096)	(4.9)	-
Total	269,945	100.0	2.6

*Note: Numbers in parenthesis signify a negative amount.

Toys & Hobby Business

In Japan, products for girls such as those featuring "Futariha Precure (Pretty Cure)" performed very well, and character toys for boys such as those featuring "Tokuso Sentai Deka Ranger (Power Rangers S.P.D.)" performed steadily. In addition, card products featuring "Konjiki no Gashbell!! (Zatchbell)", vending machines products and candy-toys products performed well.

In the overseas market, the "Tamagotchi" series, which is very popular also in Japan, performed very well all over the world, and products featuring Bandai's main character series "POWER RANGERS" performed steadily. However, the Group was unable to penetrate the markets in the U.S. region with new products due to the difficult market environment.

As a result, Toys & Hobby Business reported net sales of ¥146,984 million (0.8% increase compared to the previous fiscal year) and operating income of ¥11,273 million (3.3% decrease compared to the previous fiscal year).

Life-Style Business

Children's clothing featuring "Cinnamoroll" and "Futariha Precure (Pretty Cure)" performed very well, and brand clothing for young people "mi·ke·ra" and "Real B voice", etc. has gained popularity. "Rakugaki Kodomo Sekken," which is a bath soap children can use to enjoy painting in the bath, also gained popularity and contributed to the operating results.

However, these factors were not enough to offset the increase in costs for enhancing competitiveness of the "Bikkura Tamago" series and the slump in the stationery business.

As a result, Life-Style Business reported net sales of ¥20,271 million (6.4% increase compared to the previous fiscal year) and operating income of ¥1,412 million (31.1% decrease compared to the previous fiscal year).

Amusement Business

Regarding the amusement machines business, vehicle machines for kids and prize game machines such as "ConveniCatcher 2" sold well. In addition, "Gundam Battle Operating Simulator", which authentically re-creates the cockpit of "Mobile Suit Gundam", gained popularity.

As for the prize business, the Group tried to expand the amusement prizes targeted at women and light users. The prizes for lotteries held at convenience stores also contributed to sales.

The Group tried to expand the scale of its facility operation business by opening large amusement facilities with a new concept, etc. but was affected by the sluggish growth of the whole market, due to external factors such as abnormal weather.

The initial cost for the operation of the "Asakusa Hanayashiki" amusement park, which was added to strengthen the business, also affected the group, and the Amusement Business reported net sales of ¥17,975 million (16.1% increase compared to the previous fiscal year) and operating income of ¥549 million (0.9% decrease compared to the previous fiscal year).

Video Game Software Business

In Japan, while new types of mobile game consoles were released one after another and competition in the software market escalated, the "Dragon Ball Z 3" performed very well as the successor of the previous version. "Super Robot Wars MX" and "Naruto-Narutimate Hero 2", etc. became popular and the "Mobile Suit Gundam" series performed steadily.

In the overseas market, this business segment was stagnant due to the absence of major titles such as the ".hack" series, which gained a favorable reputation in the previous fiscal year.

As a result, Video Game Software Business reported net sales of ¥38,514 million (0.7% decrease compared to the previous fiscal year) and operating income of ¥4,368 million (29.8% decrease compared to the previous fiscal year).

Visual Business

In Japan, film package software such as the "Koukaku Kidoutai (Ghost in the Shell)" series, "Zatoichi", a movie directed by Takeshi Kitano, "COWBOY BEBOP" sold as a DVD box, etc. performed well. In addition, the Group actively developed the introduction of DVD videos for rentals and this contributed to the sales. Through the start of its own distribution of package software in the American region, the Group tried to restrain excessive product inventory from reaching the market.

As a result, Visual Business reported net sales of ¥33,577 million (5.4% increase compared to the previous fiscal year) and operating income of ¥5,206 million (6.1% decrease compared to the previous fiscal year).

Network Business

In the mobile content delivery business, game content for mobile phones such as the "SIMPLE 100" series and "Keitai-de-Hakken! Tamagotchi" performed well, and the on-demand services centering on animation remained popular. However, this business segment performed on a weak note as a whole, due to the increase in cost for the development of high value-added contents, as well as sluggish growth in the number of fee-paying members for mobile contents caused by the increased competition among content providers and the diversification of users' usage environments, etc.

As a result, Networks Business reported net sales of ¥10,667 million (4.0% increase compared to the previous fiscal year) and operating income of ¥1,718 million (12.3% decrease compared to the previous fiscal year).

Other Businesses

This segment consists of companies that support the Bandai Group in areas such as logistics, leasing and printing. As a result of pursuing efficiency in the logistics business, Other Businesses reported net sales of ¥15,051 million (13.0% increase compared to the previous fiscal year) and operating income of ¥938 million (35.8% increase compared to the previous fiscal year).

(3) Issues to be Addressed by the Group

There are many important and long-term issues that need to be addressed by the Group and this industry, such as environmental issues, the trend for fewer children and diversification of consumer needs/change in the distribution environment.

With respect to environmental issues, the Group is working on problems such as excessive packaging and environmental endocrine disrupters by setting up a cross-group "environment project". With respect to the trend for fewer children, the Group is actively taking measures aimed at diversification of business and expansion of targeted age groups in Japan, as well as business expansion in the overseas market. With respect to diversification of consumer needs/change in the distribution environment, the Group is working towards product development and distribution reforms without sticking to existing business practice.

We hereby ask shareholders to provide us with further assistance and guidance.

(4) Capital Investment and Financing of the Group

The amount of capital investment of the Group during this fiscal year was ¥8,922 million and mainly used in improvement of facilities and the manufacture of molds in relation to the development of new products.

The necessary funds were procured by the Group's own funds and borrowings.

(5) Trend of Operational Results and Assets of the Group and the Company

(i) Trend of Operational Results and Assets of the Group

FY Year / Classification	53rd fiscal year (year ended March 31, 2001)	54th fiscal year (year ended March 31, 2002)	55th fiscal year (year ended March 31, 2003)	56th fiscal year (year ended March 31, 2004)	57th fiscal year (year ended March 31, 2005)
Net sales (Million Yen)	217,010	227,930	244,949	263,174	269,945
Recurring income (Million Yen)	16,346	21,992	26,435	27,221	25,723
Net income (Million Yen)	12,897	10,643	12,667	14,206	11,225
Net income per share	¥265.47	¥217.62	¥254.09	¥142.28	¥111.13
Total assets (Million Yen)	205,557	197,424	225,683	228,075	240,290
Net assets (Million Yen)	107,217	107,304	116,116	121,068	131,750
Net assets per share	¥2,193.66	¥2,194.16	¥2,370.91	¥1,227.16	¥1,333.06

(Note) 1. "Net income per share" was calculated based on the average number of issued shares during the relevant fiscal year.

2. For the 53rd fiscal year, the Group reported the above-mentioned net sales and income as a result of intensive implementation of the global operation of Japan-oriented characters and efficient management through continuous reorganization of group companies.

3. For the 54th fiscal year, the Group actively proceeded with expansion of network business, global operation of Japan-oriented characters and generation of original characters. The Group reported the above-mentioned net sales and income as a result of implementation of efficient management based on the principal "Selection and Concentration".

4. For the 55th fiscal year, the Toy Business and Video Game Software Business performed well. The Group reported the above-mentioned net sales and income as a result of further implementation of efficient management. For the calculation of net assets per share and net income per share, the "Accounting Standard Concerning Net Income per Share" (Item 2 of the Corporate Accounting Standards) and the "Guideline for Application of Accounting Standard Concerning Net Income per Share" (Item 4 of the Corporate Accounting Standards) have been applied beginning in the 55th fiscal year.

5. For the 56th fiscal year, Toys & Hobby Business and Visual Business performed well, and the Group reported the above-mentioned net sales and income as a result of the contribution to sales by measures to expand targets such as the popularity of video game software and character toys for girls in the overseas market. As of November 20, 2003, the Company split one share of common stock into two shares. The amount of net income per share for the 56th fiscal year was calculated as if such stock split had been made as of the beginning of the relevant fiscal year.

6. For the 57th fiscal year, please refer to the descriptions in "(1) Progress and Results of the Business of the Group" above.

(ii) Trend of Operational Results and Assets of the Company

FY Year / Classification	53rd fiscal year (year ended March 31, 2001)	54th fiscal year (year ended March 31, 2002)	55th fiscal year (year ended March 31, 2003)	56th fiscal year (year ended March 31, 2004)	57th fiscal year (year ended March 31, 2005)
Net sales (Million Yen)	120,959	118,412	125,217	128,655	132,530
Recurring income (Million Yen)	7,440	8,636	11,966	12,564	13,305
Net income (Million Yen)	6,364	4,303	5,710	6,986	6,696
Net income per share	¥130.10	¥87.99	¥114.96	¥70.19	¥66.91
Total assets (Million Yen)	144,365	130,018	153,916	148,467	148,417
Net assets (Million Yen)	97,375	87,788	91,342	88,934	94,302
Net assets per share	¥1,990.42	¥1,795.09	¥1,866.08	¥901.81	¥954.57

(Note) 1. "Net income per share" was calculated based on the average number of issued shares during the relevant fiscal year.

2. For the calculation of net assets per share and net income per share, the "Accounting Standard Concerning Net Income per Share" (Item 2 of the Corporate Accounting Standards) and the "Guideline for Application of Accounting Standard Concerning Net Income per Share" (Item 4 of the Corporate Accounting Standards) have been applied beginning in the 55th fiscal year.

3. For the shareholders as of September 30, 2003, the Company split one share of common stock into two shares as of November 20, 2003. The net income per share for the 56th fiscal year was calculated as if such stock split had been made as of the beginning of the relevant fiscal year.

2. Outline of the Group and the Company (as of March 31, 2005)

(1) Description of the Principal Business of the Group

Business Segment	Description of Business
Toys & Hobby Business	Toys, candy-toys, vending machines products, cards, models, etc.
Life-Style Business	Apparel, sundries, stationeries, etc.
Amusement Business	Amusement machines, prizes for amusement machines, amusement facilities operation, etc.
Video Game Software Business	Software for home video game consoles / mobile game consoles, etc.
Visual Business	Visual contents, visual software, etc.
Networks Business	Mobile contents distribution service, on demand visual distribution, network games, etc.
Other Businesses	Products transportation and storage, leasing, real estate management, printing, licensing, etc.

(2) Principal Business Offices of the Group

Bandai Co., Ltd.	Head Office	1-4-8 Komagata, Taito-ku, Tokyo
	Branch Office	Osaka
	Sales Offices	Nagoya, Fukuoka
	Plants	Engineering Center (Tochigi prefecture), Shizuoka Works (Shizuoka prefecture)

Subsidiaries, etc.

Banpresto Co., Ltd.	Head Office	Taito-ku, Tokyo
Bandai Visual Co., Ltd.	Head Office	Minato-ku, Tokyo
Bandai Networks Co., Ltd.	Head Office	Chiyoda-ku, Tokyo
Bandai Logipal Inc.	Head Office	Katsushika-ku, Tokyo
Bandai America Inc.	Head Office	California, U.S.A.
Bandai S.A.	Head Office	Saint-Ouen-L'aumone, France
Bandai (H.K.) Co., Ltd.	Head Office	Central, Hong Kong

(3) Shares of Stock

(i) Total number of shares authorized to be issued by the Company

360,000,000 shares

(ii) Total number of issued shares

98,745,764 shares

(iii) Number of Shareholders

12,026

(Note) 1. The total number of shares authorized to be issued by the Company was increased by 180,000,000 shares to 360,000,000 shares upon the resolution of shareholders for the partial amendment of the Articles of Incorporation at the ordinary general meeting of shareholders held on June 24, 2004.

2. The number of shares increased due to the exercise of warrants (stock options) was 186,000 shares.

(iv) Major Shareholders (Top 10 Shareholders)

Name of Shareholders	Investment in the Company		Investment of the Company in the Major Shareholders	
	Number of shares held	Percentage of voting rights (%)	Number of shares held	Percentage of investment (%)
Japan Trustee Services Bank, Ltd.	12,659,500	12.82	0	0.00
The Master Trust Bank of Japan, Ltd.	8,173,400	8.28	0	0.00
Trust & Custody Services Bank, Ltd.	5,537,900	5.61	0	0.00
Sanka Ltd.	5,112,500	5.18	0	0.00
The Master Trust Bank of Japan, Ltd. (Holder on behalf of the Retirement Benefit Trust for UFJ Bank Limited)	3,057,400	3.10	0	0.00
Nintendo Co., Ltd.	2,563,800	2.60	0	0.00
Northern Trust Company (AVFC) Sub Account American Client	1,661,600	1.68	0	0.00
The Nomura Trust and Banking Co., Ltd.	1,527,900	1.55	0	0.00
Nippon Life Insurance Company	1,222,760	1.24	0	0.00
UBOC Netherlands	1,185,000	1.20	0	0.00

(Note) 1. Out of the above number of the shares held, the numbers of shares related to the trust business are as follows:

Japan Trustee Services Bank, Ltd.	12,659,500 shares
The Master Trust Bank of Japan, Ltd.	8,173,400 shares
Trust & Custody Services Bank, Ltd.	5,537,900 shares
The Nomura Trust and Banking Co., Ltd.	1,527,900 shares

2. 3,057,400 shares held by The Master Trust Bank of Japan, Ltd. (Holder in the Retirement Benefit Trust for UFJ Bank Limited) are held under a retirement benefit trust where the shares of the Company owned by UFJ Bank Limited have been contributed as trust assets. The voting rights will be exercised according to the instructions of UFJ Bank Limited.

(4) Acquisition, Disposition and Holding of Company's Own Shares

(i) Shares acquired

Common stock: 3,561 shares

Aggregate amount of acquisition: ¥8,962,000

(ii) Shares disposed

Common stock: 68 shares

Aggregate amount of disposal: ¥ 192,000

(iii) Shares Cancelled

Not applicable

(iv) Shares held by the Company at the end of the fiscal year

Common stock: 58,106 shares

(5) Stock Subscription Rights

(i) Issued Stock Subscription Rights

1. Stock Subscription Rights under Article 280-20 and Article 280-21 of the Commercial Code of Japan (the "Commercial Code")

(Stock Subscription Rights issued upon the resolution of the ordinary general meeting of shareholders held on June 24, 2004)

(A) Number of Stock Subscription Rights: 15,220

(B) Type and number of shares to be acquired upon exercise of Stock Subscription Rights

Common stock: 1,522,000 shares

(C) Issue price of Stock Subscription Rights

Nil

2. Warrants under Article 280-19 of the Commercial Code before the amendment of April 1, 2002

(Warrants issued upon the resolution of the ordinary general meeting of shareholders held on June 26, 2001)

(A) Type of shares to be issued upon exercise of Warrants: Common stock

(B) Number of shares to be issued upon exercise of Warrants: 262,000 shares

(C) Exercise price: ¥1,862

(ii) Stock Subscription Rights issued to persons other than shareholders on especially favorable conditions in the current business year.

(A) Issued Stock Subscription Rights:

15,220 (100 shares to be issued upon exercise of one Stock Subscription Right)

(B) Type and number of shares to be acquired upon exercise of Stock Subscription Rights

Common stock: 1,522,000 shares

(C) Issue Price of Stock Subscription Rights:

Nil

(D) Amount to be paid per share upon exercise of each Stock Subscription Right:

¥2,707

(E) Exercise Period of Stock Subscription Rights:

From June 25, 2005 to June 30, 2008

(G) Conditions for Exercise

(a) A Person who is granted Stock Subscription Rights (hereinafter referred to as the "Holder of Stock Subscription Rights") is required to be a director or an employee of the Company or a director of a subsidiary of the Company at the time of the exercise of the relevant Stock Subscription Rights.

(b) Notwithstanding the provisions of (a) above, if a Holder of Stock Subscription Rights voluntarily resigns from the said position or retires, such Holder of Stock Acquisition Rights may hold and exercise the relevant Stock Subscription Rights only within, 6 months from the occurrence of such event. However, the relevant Stock Subscription Rights may not be held and exercised after the expiration of the Exercise Period.

If a Holder of Stock Subscription Rights involuntarily leaves the Company or the Company otherwise deems it appropriate, the relevant Stock Subscription Rights and their exercise period shall not be changed.

(c) In the case of the death of a Holder of Stock Subscription Rights, the relevant Stock Subscription Rights shall be exercised by his or her successor (limited to only one person). Such successor may hold and exercise the relevant Stock Subscription Rights only within, 6 months of the occurrence of such event (if the Holder of Stock Subscription Rights dies before the commencement of the Exercise Period, then 6 months from the commencement of such period). However, the relevant Stock Subscription Rights may not be held and exercised after the end of the Exercise Period.

(d) Other conditions shall be as set forth in the "Agreement Concerning Allotment of Stock Subscription Rights" executed by the Company and the Holders of Stock Subscription Rights based upon the resolutions of the 56th ordinary general meeting of shareholders held on June 24, 2004 and the Board of Directors' meeting held on August 24, 2004.

(H) Event of Cancellation and Conditions for Cancellation

(a) If a Holder of Stock Subscription Rights no longer falls within the conditions required for exercise pursuant to the above provisions, the Company may cancel the relevant Stock Subscription Rights. In such case, the relevant Stock Subscription Rights shall be cancelled without consideration.

(b) The Company may at any time cancel the outstanding Stock Subscription Rights repurchased and held by the Company, without consideration.

(c) If a proposal for merger agreement whereby the Company would be dissolved is approved at its general meeting of shareholders, or a proposal for approval of a share exchange agreement or for a statutory share exchange whereby the Company would become a wholly-owned subsidiary of another company is approved at its general meeting of shareholders, the Company may cancel the Stock Subscription Rights without consideration.

(I) Especially Favorable Conditions

The Company issued Stock Subscription Rights to certain of its directors and employees and directors of its subsidiaries without consideration.

(J) Names of persons who were granted Stock Subscription Rights and numbers allotted to such persons* Directors of the Company

Name	Number of Stock Subscription Rights	Type and number of shares to be acquired upon exercise of Stock Subscription Rights
Takeo Takasu	200	20,000 shares of common stock
Ryohei Tsunoda	200	20,000 shares of common stock
Masaatsu Hayakawa	120	12,000 shares of common stock
Kazunori Ueno	120	12,000 shares of common stock
Shin Unozawa	120	12,000 shares of common stock
Satoshi Higashi	100	10,000 shares of common stock
Junji Senda	100	10,000 shares of common stock
Masaaki Tsuji	100	10,000 shares of common stock
Takeichi Hongo	100	10,000 shares of common stock
Mitsuaki Taguchi	100	10,000 shares of common stock
Kouichi Honda	100	10,000 shares of common stock
Mari Matsunaga	100	10,000 shares of common stock

* Employees of the Company and directors of affiliates (Top 11 Holders)

Name	Number of Stock Subscription Rights	Type and number of shares to be acquired upon exercise of Stock Subscription Rights	Remarks
Takayuki Yoshii	100	10,000 shares of common stock	Director of Sunrise Inc.
Kou Irie	80	8,000 shares of common stock	Company employee
Mineo Okuyama	80	8,000 shares of common stock	Company employee
Tomoya Onuma	80	8,000 shares of common stock	Company employee
Masaru Kawaguchi	80	8,000 shares of common stock	Company employee
Takashi Shoji	80	8,000 shares of common stock	Company employee
Yukichi Sekino	80	8,000 shares of common stock	Company employee
Yoshitaka Tao	80	8,000 shares of common stock	Company employee
Iwao Nakajima	80	8,000 shares of common stock	Company employee
Yusuke Fukuda	80	8,000 shares of common stock	Company employee
Noboru Yamazaki	80	8,000 shares of common stock	Company employee

*Directors of affiliates who were granted more Stock Subscription Rights than the smallest number granted to a Director of the Company.

Name	Number of Stock Subscription Rights	Type and number of shares to be acquired upon exercise of Stock Subscription Rights	
Takayuki Yoshii	100	10,000 shares of common stock	Director of Sunrise Inc.

* Breakdown of Stock Subscription Rights issued to employees of the Company and directors of affiliates

Classification	Number of Stock Subscription Rights	Type and Number of shares to be acquired upon exercise of Stock Subscription Rights	Total number of grantees
Company employees	11,820	1,182,000 shares of common stock	318
Directors of affiliates	1,940	194,000 shares of common stock	38

(6) Employees

(i) Employees of the Group

Number of employees	Increase/decrease in numbers from the previous fiscal year
3,096	Increase of 163 persons

(Note) Employees include permanent employees, employees on short-term contracts and employees seconded from other companies and does not include employees seconded to other companies or temporary staff.

(ii) Employees of the Company

Number of employees	Increase/decrease in numbers from the previous fiscal year	Average age	Average years of service
973	Increase of 50 persons	34.3	9.6

(Note) Employees include permanent employees, employees on short-term contracts and employees seconded from other companies and does not include employees seconded to other companies or temporary staff.

(7) Business Combination

(i) Important Subsidiaries, etc.

Name of Company	Capital	Ratio of Voting Rights	Description of Principal Business
Banpresto Co., Ltd.	¥ 3,020 million	*52.3%	Manufacture and sale of videogame software and amusement machines, etc.
Bandai Visual Co., Ltd.	¥ 2,182 million	*63.2%	Plan, production and sale of visual software, etc.
Sunrise Inc.	¥ 39 million	*99.4%	Plan and production of animation
Bandai Networks Co., Ltd.	¥ 1,113 million	69.8%	Distribution service of mobile contents
Megahouse Corporation	¥ 920 million	100.0%	Manufacture and sale of toys, etc.
Banalex Corporation	¥1,305 million	100.0%	Lease and sale of business equipment, etc.
Seika Co., Ltd.	¥205 million	58.6%	Plan, development and sale of stationery, miscellaneous goods, etc.
Sunlink Co., Ltd.	¥480 million	*100.0%	Sale of vending machine products, etc.
Bandai Logipal Inc.	¥1,424 million	44.7%	Cargo transportation and maintenance of automobiles
Bandai America Inc.	US$ 24,600,000	100.0%	Import and sale of toys, etc.
Bandai S.A.	€ 9,000,000	100.0%	Import and sale of toys, etc.
Bandai U.K. Ltd.	£ 16,000,000	100.0%	Import and sale of toys, etc.
Bandai España S.A.	€4,808,000	100.0%	Import and sale of toys, etc.
Bandai (H.K.) Co., Ltd.	HK$ 103,000,000	100.0%	Import, manufacture and sale of toys, etc.
Bandai Industrial Co., Ltd.	218,000,000 baht	*100.0%	Manufacture and sale of toys, etc.

(Note) Where indicated by "*", includes indirect holding of voting rights.

(ii) Process of Business Combination

(A) On November 18, 2004, a secondary offering of a portion of shares of Bandai Visual Co., Ltd. held by the Company was completed and the percentage of voting rights held by the Company was changed to the number shown in the table.

(B) Bandai U.K. Ltd. reduced its capital on February 21, 2005 and its amount of capital as of March 31, 2005 is £ 5,000,000.

(C) Bandai Industrial Co., Ltd. allotted new shares to a third-party on September 21, 2004, and its capital increased to the amount shown in the table.

(D) Hanayashiki Co., Ltd., (formerly known as Piaza Service Co. Ltd.) has been added to the scope of consolidation from the fiscal year ended March 31, 2005, due to its increased significance upon acquisition of the "Asakusa Hanayashiki" portion of the business through acquisition.

(iii) Results of Business Combination

The Company has 31 consolidated subsidiaries (including the above-mentioned 15 companies), and there are 3 companies accounted for by the equity method.

The consolidated operational results for the fiscal year ended March 31, 2005 were net sales of ¥269,945 million (2.6% increase compared to the previous fiscal year), recurring income of ¥25,723 million (5.5% decrease compared to the previous fiscal year) and net income of ¥11,225 million (21.0% decrease compared to the previous fiscal year).

(8) Primary Lender

There are no primary lenders for the Company.

(9) Directors and Corporate Auditors

Title	Name	Responsible Area or Principal Occupation
Representative Director, President & CEO	Takeo Takasu	
Representative Director, Senior Vice President & COO	Ryohei Tsunoda	Overseeing overseas business
Senior Managing Director	Masaatsu Hayakawa	
Managing Director	Kazunori Ueno	Toys & Hobby Group Leader, Chief Gundam Officer (CGO) and Toys & Hobby Company President
Managing Director	Shin Unozawa	Game Software Group Leader and Video Game Company President
Director	Satoshi Higashi	Responsible for Group Media Relations and Bandai Museum Chief Officer
Director	Junji Senda	Responsible for Business Alliances
Director	Masaaki Tsuji	Responsible for North American region and President and Representative Director of Bandai America Inc.
Director	Takeichi Hongo	Responsible for Group Development and Production Projects and Chief Tamagotchi Officer (CTO)
Director	Mitsuaki Taguchi	Life Style Group Leader, Life Style Company President and Head of Incubation Center
Director	Kouichi Honda	Responsible for Group Management Policy and Head of Shared Service Center
Director	Mari Matsunaga	
Standing Corporate Auditor	Shinya Takagi	
Standing Corporate Auditor	Susumu Yamada	
Corporate Auditor	Kouji Yanase	Attorney-at-Law
Corporate Auditor	Gou Kawada	Professor of the Graduate School of Meiji Gakuin University

(Note)
1. As of June 24, 2004, Mr. Makoto Yamashina retired from the position of Director and Mr. Tasuku Honjo retired from the position of Corporate Auditor.
2. As of June 24, 2004, Mr. Gou Kawada assumed the position of Corporate Auditor.
3. As of June 24, 2004, Mr. Takeo Takasu (Representative Director, President & CEO), Mr. Ryohei Tsunoda (Representative Director, Senior Vice President & COO), Mr. Masaatsu Hayakawa (Senior Managing Director), Mr. Kazunori Ueno (Managing Director), Mr. Shin Unozawa (Director), Mr. Satoshi Higashi (Director), Mr. Junji Senda (Director), Mr. Masaaki Tsuji (Director), Mr. Takeichi Hongo (Director), Mr. Mitsuaki Taguchi (Director), Mr. Kouichi Honda (Director) and Ms. Mari Matsunaga (Director) were reelected, respectively.
4. As of June 24, 2004, Mr. Shin Unozawa (Director) was appointed as the Managing Director.
5. Ms. Mari Matsunaga, (Director), is an outside director as provided in Article 188 Paragraph 2 Item 7-2 of the Commercial Code.
6. All of the Corporate Auditors are outside corporate auditors as provided in Article 18, Paragraph 1 of the Law for Special Exceptions to the Commercial Code Concerning Audit, Etc. of

Kabushiki-Kaisha (joint-stock companies).

(10) Amount of Remuneration to be Paid to Auditors

	Amount to be Paid
(i) Total amount of remuneration to be paid by the Company and its subsidiaries to its auditors.	¥237 million
(ii) Total amount of remuneration to be paid as consideration for the audit as provided for in Article 2 Paragraph 1 of the Certified Public Accountant Law of Japan out of the total amount referred to in (i) above.	¥141 million
(iii) Amount of remuneration to be paid by the Company to its auditors out of the total amount referred to in (ii) above.	¥55 million

(Note) Under the audit agreement between the Company and its auditors, there is no clear distinction between the amount of remuneration for audits under the Law for Special Exceptions to the Commercial Code Concerning Audit, Etc. of *Kabushiki-Kaisha* (joint-stock companies) and that under the Securities and Exchange Law, and it is impossible practically to make such distinction. Therefore, the amount mentioned in (iii) above is the total amount of remuneration for these audits.

3. Material Subsequent Events Concerning the Group Occurring After the End of the Fiscal Year

The Company and NAMCO LIMITED resolved at their respective Board of Directors' meetings held on May 2, 2005 to incorporate Namco Bandai Holdings Inc. as a joint holding company through a statutory share exchange, subject to procedures such as the approval thereof at the Company general meetings of shareholders, and executed a "statutory share exchange agreement."

For more details, please refer to pages 51 through 87.

(Note) In this Business Report, fractional amounts less than the relevant indicated unit amount are truncated.

Consolidated Balance Sheets
(As of March 31, 2005)

	(Millions of yen)
	Amount
ASSETS	
Current assets	
Cash and time deposits	81,228
Trade receivables	56,128
Marketable securities	9,161
Inventories	8,935
Advance payments	7,318
Deferred tax assets	4,406
Other current assets	6,854
Allowance for doubtful receivables	(632)
Total current assets	173,401
Fixed Assets	
Tangible fixed assets	
Buildings and structures	12,944
Machinery, equipment and vehicles	610
Tools, furniture and fixtures	8,969
Land	17,662
Construction in progress	438
Total tangible fixed assets	40,625
Intangible fixed assets	
Goodwill	78
Other intangible fixed assets	3,702
Total intangible fixed assets	3,780
Investments and other assets	
Investment in securities	17,434
Long-term loans	1,321
Deferred tax assets	1,021
Other investments	3,633
Allowance for doubtful receivables	(929)
Total investments and other assets	22,482
Total fixed assets	66,888
Total assets	240,290

	Amount
LIABILITIES	
Current liabilities	
Trade payables	30,514
Short-term borrowings	1,008
Bonds – current portion	10,050
Accounts payable – other	16,721
Accrued income taxes	4,012
Other current liabilities	6,555
Total current liabilities	68,862

Fixed liabilities	
Bonds	15,150
Long-term debt	2,016
Deferred tax liabilities due to land revaluation	907
Accrued retirement and severance benefits	627
Officers' retirement and severance benefits	1,019
Other long-term liabilities	1,296
Total long-term liabilities	21,017
Total liabilities	89,880
Minority Interests	
Minority Interests	18,659
SHAREHOLDERS' EQUITY	
Common stock	24,466
Capital surplus	23,799
Earning surplus	102,225
Land revaluation differences	(21,163)
Other securities valuation differences	2,835
Translation adjustment	(238)
Treasury stock	(173)
Total shareholders' equity	131,750
Total liabilities, minority interests and shareholders' equity	240,290

Consolidated Profit and Loss Statement
(April 1, 2004 through
March 31, 2005)

		(millions of yen)
		Amount
Net Sales		269,945
Cost of Sales		153,144
Gross Profit		116,801
Selling, general and administrative expenses		92,402
Operating income		24,398
Non-operating income		1,806
Interest income	526	
Dividend income	310	
Rental income	221	
Outsourcing income	230	
Miscellaneous income	517	
Non-operating expenses		481
Interest expense	190	
Equity in loss of affiliated companies	24	
Miscellaneous loss	266	
Recurring income		25,723
Extraordinary income		3,157
Gain on sale of fixed assets	21	
Gain on sale of investment securities	2,201	
Gain on sale of securities of affiliated companies	751	
Reversal of allowance for doubtful receivables	181	
Extraordinary losses		3,912
Loss on sale of fixed assets	29	
Loss on disposal of fixed assets	682	
Loss on impairment of fixed assets	1,528	
Special depreciation of fixed assets	104	
Loss on business restructuring	590	
Amortization of goodwill	392	
Payment for settlement	54	
Loss on valuation of investment securities	80	
Loss on valuation of investment in affiliated companies	75	
Loss on valuation of guarantee money deposited	25	
Provision for allowance for doubtful receivables	348	
Net income before income taxes and minority interests		24,968
Corporate income, inhabitant and enterprise taxes	8,593	

Tax adjustments	3,532	12,125
Minority interests		1,616
Net income		11,225

Notes

All sums are shown in millions of yen, truncated.

I. Information Concerning the Scope of Consolidation

1. Information concerning the scope of consolidation

(1) Status of consolidated subsidiaries:

(i) Total number of consolidated subsidiaries: 31 companies

(ii) Names of principal consolidated subsidiaries:

Banpresto Co., Ltd., Bandai Visual Co., Ltd., Bandai Networks Co., Ltd., Bandai Logipal Inc., Bandai America Inc., Bandai S.A. and Bandai (H.K.) Co., Ltd.

Due to the increased importance of Hanayashiki Co., Ltd., it has been added to the scope of consolidation from the fiscal year ended March 31, 2005.

(2) Status of non-consolidated subsidiaries:

(i) Names of principal non-consolidated subsidiaries:

Sunrise Interactive Co., Ltd. and Ashi Productions Co., Ltd.

(ii) Reason for exclusion from the scope of consolidation:

The scale of business conducted by each of the non-consolidated subsidiaries is small, and the total assets, net sales, net income and loss and retained earnings of each company do not have a material impact on the consolidated financial statements.

2. Information concerning application of the equity method

(1) Status of non-consolidated subsidiaries to which the equity method is applied

(i) Number of non-consolidated subsidiaries or affiliated companies to which the equity method is applied: 3 companies

(ii) Names of companies to which the equity method is applied:

Happinet Corp., Sotsu Agency Co., Ltd. and Tohato Inc.

(2) Status of non-consolidated subsidiaries and affiliated companies to which the equity method is not applied:

(i) Names of principal companies:

Sunrise Interactive Co., Ltd. and Ashi Productions Co., Ltd.

(ii) Reason for not applying the equity method to such companies:

Such companies are excluded from the scope of application of the equity method because, in view of the net income and loss and the retained earnings, etc. of each company, they are not material and the impact on the consolidated financial statements of the Company would be insignificant even though such companies are excluded from the scope of the equity method.

3. Information concerning the fiscal year for consolidated subsidiaries

Of the consolidated subsidiaries, the last day of the fiscal year for Banpresto Co., Ltd., Bandai Networks Co., Ltd. and Banpresoft Co., Ltd. corresponds to that of the fiscal year for the consolidated financial statements of the Company. The last day of the fiscal year for Artpresto Co., Ltd. is January 31, that for the other domestic subsidiaries is the last day in February, and that for all overseas consolidated subsidiaries is December 31.

For preparation of the consolidated financial statements, the financial statements of each company for the relevant fiscal year are used, however, necessary adjustments for consolidation purposes are made in case of material transactions conducted after the end of the relevant fiscal year and prior to the last day of the fiscal year for the consolidated financial statements of the Company.

II. Information Concerning Accounting Policies

1. Valuation basis and methods for securities:

(1) Bonds to be held through maturity:
Stated at amortized cost (straight-line method)

(2) Other securities:

(i) Securities with market values:

Stated at market value using, among others, market prices on the last day of the fiscal year (valuation differences are reflected directly in shareholders' equity and cost of sales is calculated through the moving average method).

(ii) Securities without market values:

Stated at cost based on the moving average method. However, with respect to contributions to limited liability partnerships for investment businesses and similar partnerships, the amount corresponding to the equity holding of the partnership's assets is stated as investment in securities, and the amount corresponding to the profit or loss acquired through the operations of the partnership is stated as profit or loss for the fiscal year.

2. Derivative trading:

Stated Using the Market Price Method.

3. Valuation basis and methods for inventories:

(i) The Company and domestic consolidated subsidiaries:

Stated at cost under the gross average method.

(ii) Overseas consolidated subsidiaries:

Generally stated at the lower of cost or market value, under the first-in first-out (FIFO) method.

(4) Depreciation methods for property and equipment:

(i) Tangible fixed assets:

a. The Company and domestic consolidated subsidiaries:

Generally the declining balance method is used. However, for buildings (excluding equipment attached thereto) acquired on or after April 1, 1998, the straight-line method is used. The general useful life for property and equipment is as follows:

Buildings and structures: 2 to 50 years

Tools, furniture and fixtures: 2 to 20 years

b. Overseas consolidated subsidiaries:

Generally the straight-line method, using estimated useful life is used.

The general useful life for property and equipment is as follows:

Buildings and structures: 5 to 50 years

Tools, furniture and fixtures: 2 to 20 years

(ii) Intangible fixed assets:
The straight-line method is used. The general useful life for software is as follows:

Software (used internally): 2 to 5 years

(5) Basis of recognition for significant provisions:

(i) Allowance for doubtful accounts:
To prepare for potential losses due to bad debts, historical credit loss ratios are used for ordinary receivables.

Uncollectible amounts are recorded based on individual consideration of the account's potential for collection for receivables clearly at risk and receivables from companies under bankruptcy or reorganization proceedings.

(ii) Allowance for retirement/severance benefits:
To prepare for the payment of retirement and severance benefits to employees, a provision is made based on estimated retirement benefit obligations and pension assets as of the last date of the fiscal year.

Actuarial gain/loss is amortized as an expense under the straight line method over a certain number of years within the average remaining period of service for affected employees at the time of accrual (10 years) starting from the fiscal year following the accrual. Past service liability incurred as a result of a change to the retirement benefit rules of one consolidated subsidiary of the Company during the fiscal year was amortized in a lump sum.

(iii) Allowance for officers' retirement and severance benefits:
To prepare for the payment of officers' retirement and severance benefits, the Company's domestic and other consolidated subsidiaries record the amounts

payable at the end of fiscal year in accordance with their respective internal rules.

The Company abolished its officers' retirement allowance plan during the fiscal year and thus there is no balance for this provision as of the end of the fiscal year.

(6) Information concerning valuation of assets and liabilities of consolidated subsidiaries:

Stated entirely at market value.

(7) Information concerning amortization of goodwill:

Goodwill is amortized in equal amounts over 5 years.

(8) Accounting treatment of consumption tax, etc.:

Consumption tax is accounted for separately and is not included in each account.

(9) Terms and style used in the consolidated balance sheet and consolidated profit and loss statement

Pursuant to Article 200 of the Regulations for Implementation of the Commercial Code, the terms and style used in the consolidated balance sheet and consolidated profit and loss statement follow the provisions in the Regulations concerning Financial Statements, etc.

III. Information Concerning Change of Accounting Policies

(Accounting standard for impairment of fixed assets)

The Accounting Standard for Impairment of Fixed Assets (the "Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" (Business Accounting Council, August 9, 2002) and the "Guidance on Accounting Standard for Impairment of Fixed Assets" (Guidance on Corporate Accounting Standard No. 6, October 31, 2003) has become available for application starting from the consolidated financial statements for the fiscal year ended March 31, 2004.

Accordingly, the Company has applied the above standard and guidance, effective from this fiscal year. As a result, net income before income taxes decreased by ¥1,528 million.

The amount of accumulated losses on impairment of fixed assets is deducted directly from the amount of each asset pursuant to the Regulations Concerning Financial Statements, as amended.

IV. Changes in presentation method

(Consolidated balance sheet)

Investment holdings in investment business partnerships

Investment holdings in investment business partnerships which were included in "Others" under investments and other assets in the balance sheet up to the previous fiscal year have been changed to be included in investments in securities, because they will be regarded as securities under the Law Partially Amending the Securities and Exchange Law, etc. (Law No. 97, June 9, 2004)

The amount of investment holdings in investment business partnerships included in "Others" under investments and other assets for the previous year was ¥95 million.

(Consolidated profit and loss statement)

Revenue from Outsourcing

Revenue from outsourcing included in "Others" under non-operating income in the consolidated profit and loss statement up to the previous fiscal year is separated as "Outsourcing income" from the fiscal year, because its importance has increased. The amount of operating consignment income included in "Others" under non-operating for the previous fiscal year was ¥196 million.

V. Additional Information

(Corporate size-based taxation)

As a result of the introduction of the corporate size-based taxation system, the value-added portion and capital portion of corporate enterprise taxes of ¥217 million were treated as selling, general and administrative expenses in accordance with the "Practical Solution on Presentation for Corporate Size-Based Aspect of Corporate Enterprise Taxes on Profit and Loss Statement" (Practical Solution Report No. 12: Accounting Standard Board of Japan, February 13, 2004).

VI. Notes to Consolidated Balance Sheets

1. The amount of accumulated depreciation of tangible fixed assets:

   ¥48,057 million

2. Pledged assets

   Pledged assets are as follows:

   Cash and deposits: ¥80 million

(Pledged upon acceptance of payment guarantees.)

VII. Notes to Consolidated Statement of Income

1. Impairment of Fixed Assets

In order to test for impairment, the Company and its consolidated subsidiaries make group assets under classifications for management accounting purposes based on each business unit, excluding important idle assets, assets scheduled for disposal and assets for lease.

In order to improve its financial position, the Company reduced the book values of the following idle assets and assets scheduled for disposal to the amount of the net sales value during this fiscal year and reported the reduction amount as an impairment loss and included the same in the extraordinary loss.

Location	Item	Impairment loss
Shimotsuga-gun, Tochigi Prefecture	Land, building and structure	¥ 703 million
Funabashi-shi, Chiba Prefecture	Land, building and structure	¥ 702 million
Sendai-shi, Miyagi Prefecture	Land, building and structure	¥ 121 million
Total	-	¥1,528 million

In computing the net sales value, values for land, buildings, etc. scheduled for sale are determined based on third party appraisals. With regard to other assets, market value is individually estimated based on the appraised value of land facing a thoroughfare, etc.

Net income per share ¥111.13

[English Translation of the Auditors' Report Originally Issued in the Japanese Language]

Independent Auditors' Report

May 31, 2005

The Board of Directors
Bandai Co., Ltd.

SANKO & Co.

Higuchi Kazuo (Seal)
Representative and Engagement Partner
Certified Public Accountant

Yamamoto Yuzo (Seal)
Representative and Engagement Partner
Certified Public Accountant

KPMG AZSA & Co.

Ohtsu Shuji (Seal)
Designated and Engagement Partner
Certified Public Accountant

Otsuka Toshihiro (Seal)
Designated and Engagement Partner
Certified Public Accountant

We have audited the consolidated financial statements, that is the consolidated balance sheets and the consolidated profit and loss statement of Bandai Co., Ltd. for the 57th business year from April 1, 2004 to March 31, 2005 in accordance with Article 19-2(3) of the "Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha". The preparation of the consolidated financial statements is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion. Our audit procedures also include those considered necessary for the Company's subsidiaries or consolidated subsidiaries.

As a result of the audit, in our opinion, the consolidated financial statements referred to above present fairly the consolidated financial position of Bandai Co., Ltd. and consolidated subsidiaries, and the consolidated results of their operations in conformity with related laws and regulations and the Articles of Incorporation of the Company.

As discussed in note III as a change in accounting policy, the Company adopted the accounting standard for impairment of fixed assets in the business year ended March 31, 2005. We concurred with the Company's adoption of the new accounting standard for impairment, since Accounting Standard concerning impairment of fixed assets ("Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" issued by the Business Accounting Deliberation Council on August 9, 2002) and the implementation guidance for the accounting standard for impairment of fixed assets (Financial Accounting Standard Implementation Guidance No.6 issued by the Accounting Standards Board of Japan on October 31, 2003), allows companies to adopt this accounting standard starting from the year ended March 31, 2004.

The subsequent event that the Company and Namco Limited entered into a statutory share exchange agreement is stated in the business report.

Our firms and engagement partners have no interest with the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Our firms have been providing services described in Article 2(2) of the "Certified Public Accountants Law of Japan" to the Company, which are not considered prohibited services to an audit client.

Board of Corporate Auditors' Report Concerning the Consolidated Financial Statements (Certified Copy)

Audit Report Concerning the Consolidated Financial Statements

The Board of Corporate Auditors has received from each of the Corporate Auditors reports on auditing methods and results regarding the consolidated financial statements (the consolidated balance sheet and the consolidated profit and loss statement) for the 57th fiscal year, from April 1, 2004 to March 31, 2005, and has prepared this Audit Report, following its deliberations reporting as follows:

1. Outline of the Corporate Auditors' Auditing Methods

Each Corporate Auditor, according to the auditing policies set out by the Board of Corporate Auditors and duties assigned to each Corporate Auditor by the Board of Corporate Auditors, has received reports and explanations from the Directors and other related persons, and the auditors with respect to the consolidated financial statements, and whenever necessary, requested the Company's subsidiaries and consolidated subsidiaries to make reports concerning their accounts, and visited the Company's subsidiaries and consolidated subsidiaries to examine their conditions of operations and assets.

2. Results of the Audit

(1) We confirm that the methods and the results of the audit by Sanko & Co. and KPMG AZSA & Co., the auditors of the Company, are proper.

(2) We confirm that, as a result of the examination of the Company's subsidiaries and consolidated subsidiaries, there are no matters that should be mentioned with respect to the consolidated financial statements.

June 7, 2005

Board of Corporate Auditors
Bandai Co., Ltd.

Standing Corporate Auditor	Shinya Takagi	(Seal)
Standing Corporate Auditor	Susumu Yamada	(Seal)
Corporate Auditor	Kouji Yanase	(Seal)
Corporate Auditor	Gou Kawada	(Seal)

Note: All of the Corporate Auditors are outside corporate auditors, as provided for in Article 18, Paragraph 1 of the Law for Special Exceptions to the Commercial Code Concerning Audit, Etc. of *Kabushiki-Kaisha* (joint-stock company).

END

Non-Consolidated Balance Sheets
(As of March 31, 2005)

	(Millions of yen) Amount
ASSETS	
Current assets	
Cash and time deposits	38,741
Notes receivable - trade	1,538
Accounts receivable - trade	24,558
Marketable securities	2,004
Merchandise	1,330
Products	216
Raw materials	24
Work in progress	111
Supplies	73
Advance payments	1,711
Deposits paid	2,549
Prepaid expenses	177
Short-term loans receivable	3,350
Accounts receivable - other	1,142
Deferred tax assets - current	2,281
Other current assets	34
Allowance for doubtful receivables	(429)
Total current assets	79,416
Fixed Assets	
Tangible fixed assets	
Buildings	7,068
Structures	104
Machinery, and equipment	206
Vehicles	9
Tools, furniture and fixtures	5,599
Land	13,949
Construction in progress	288
Total tangible fixed assets	27,224
Intangible fixed assets	
Software	729
Other intangible fixed assets	51
Total intangible fixed assets	781
Investments and other assets	
Investment in securities	4,281
Investments in stock of affiliated companies	30,558
Investment securities	82
Long-term loans	350
Long-term loans to affiliated companies	3,596
Bad debt, etc.	110
Long-term prepaid expenses	27
Deferred tax assets-non-current	3,215
Other investments	798

Allowance for doubtful receivables	(2,022)
Total investments and other assets	40,995
Total fixed assets	69,001
Total assets	148,417

	(Millions of yen)
	Amount
LIABILITIES	
Current liabilities	
Notes payable - trade	1,489
Accounts payable - trade	14,443
Bonds - current portion	10,000
Accounts payable - other	8,017
Accrued income taxes	448
Accrued consumption tax	181
Accrued expenses	2,588
Deposits received	61
Unearned revenues	52
Other current liabilities	100
Total current liabilities	37,382
Fixed liabilities	
Bonds	15,000
Accrued retirement and severance benefits	129
Deferred tax liabilities due to land revaluation	898
Other long-term liabilities	704
Total long-term liabilities	16,731
Total liabilities	54,114
SHAREHOLDERS' EQUITY	
Common stock	24,466
Capital surplus	23,799
Capital reserve	23,798
Earning surplus	66,325
Retained earnings appropriated for legal reserves	1,645
General reserves	58,001
Reserve for deferred income tax on fixed assets	238
Other reserves	57,763
Unappropriated retained earnings at the end of the period	6,678
Land revaluation differences	(21,410)
Other securities valuation differences	1,240
Treasury stock	(117)
Total shareholders' equity	94,302
Total liabilities and shareholders' equity	**148,417**

Non-Consolidated Profit and Loss Statement
(April 1, 2004 through March 31, 2005)

		(Millions of yen)
		Amount
Net Sales		132,530
Cost of Sales		77,165
Gross Profit		55,365
Selling, general and administrative expenses		43,943
Operating income		11,422
Non-operating income		2,339
Interest income	49	
Interest on securities	7	
Dividend income	1,164	
Gain on securities sold	66	
Rental income	646	
Foreign exchange gain	208	
Miscellaneous income	196	
Non-operating expenses		455
Interest on bonds	149	
Leased asset expenses	278	
Miscellaneous loss	28	
Recurring income		13,305
Extraordinary income		1,112
Gain on sale of securities of affiliated companies	1,065	
Reversal of allowance for doubtful receivables	46	
Extraordinary losses		2,908
Loss on sale of fixed assets	7	
Loss on disposal of fixed assets	174	
Loss on impairment of fixed assets	1,528	
Special depreciation of fixed assets	104	
Loss on valuation of investment securities	40	
Loss on valuation of investments in affiliated companies	464	
Provision for allowance for doubtful receivables	588	
Net income before income taxes		11,510
Corporate income, inhabitant and enterprise taxes	2,500	
Tax adjustment	2,313	4,813
Net income		6,696
Balance brought forward		855
Reversal of land revaluation differences		(135)
Interim cash dividends		739
Unappropriated retained earnings		6,678

(Notes)

All sums are shown in millions of yen, truncated.

I. Significant Accounting Policies

1. Valuation basis and methods for securities:

(1) Shares of subsidiaries and affiliated companies:

Stated at cost under the moving average method.

(2) Other securities:

(i) Securities with market values:

Stated at market value using, among others, market prices on the last day of the fiscal year (valuation differences are reflected directly in shareholders' equity and cost of sales is calculated through the moving average method).

(ii) Securities without market values:

Stated at cost based on the moving average method. However, with respect to contributions to limited liability partnerships for investment businesses and similar partnerships, the amount corresponding to the equity holding of the partnership's assets is stated as investment in securities, and the amount corresponding to the profit or loss acquired through the operations of the partnership is stated as profit or loss for the fiscal year.

2. Valuation basis and methods for derivative trading:
Stated using the market price method.

3. Valuation basis and methods for inventories:
Stated at cost under the gross average method.

4. Depreciation methods for fixed assets:

(1) Tangible fixed assets:

The declining balance method is used.

However, for buildings (excluding equipment attached thereto) acquired on or after April 1, 1998, depreciation is determined by the straight-line method.

The general useful life of property and equipment is as follows:

Buildings	3 to 50 years
Tools, furniture and fixtures	2 to 20 years.

(2) Intangible fixed assets:

The straight-line method is used.

The general useful life of software is as follows:

Software (used internally)	5 years.

5. Accounting policies for translation of foreign currency denominated assets and Liabilities into Japanese Currency:
Monetary receivables and payables denominated in foreign currencies are translated at spot exchange rates prevailing at the last day of each fiscal year, and resulting gains or losses are included in profit or loss.

6. Basis for provisions:

(1) Allowance for doubtful accounts:

To prepare for potential losses due to bad debts, historical credit loss ratios are used for ordinary receivables.

Uncollectible amounts are recorded based on individual consideration of the account's potential for collection for receivables clearly at risk and receivables from companies under bankruptcy or reorganization proceedings.

(2) Allowance for retirement and severance benefits:

To prepare for payment of retirement benefits to employees, a provision is made based on estimated retirement benefit obligations and pension assets as of the last date of the fiscal year.

Actuarial gain/loss is amortized as an expense under the straight-line method over a certain number of years within the average remaining period of service for affected employees at the time of accrual (10 years) starting from the fiscal year following the accrual.

7. Accounting policies for lease transactions:

Finance lease transactions other than those where it is accepted that the legal title to the leased property is transferred to the lessee are accounted for by applying an accounting treatment that is equivalent to the treatment applicable to ordinary lease transactions.

8. Accounting policies for hedging:

(1) Hedge accounting method:

Deferral hedge accounting has been adopted.

Forward exchange contracts that meet the criteria for the allocation method are accounted for by the allocation method.

(2) Hedging methods and hedged items:

Hedging methods: Forward exchange contracts

Hedged items: Foreign currency-denominated receivables and payables and scheduled transactions.

(3) Hedging policies:

The purpose is to reduce risks arising from fluctuations in exchange rates in operating activities.

(4) Method of assessing the effectiveness of hedging:

The effectiveness of a hedging transaction is in principle determined by comparing the cumulative change in the market movement or cash flows of the hedged item and the cumulative change in the market movement or cash flows of the hedging method from the start of hedging to the time of assessing the effectiveness thereof.

However, if important conditions are common for the hedging method and the hedged asset, liability or scheduled transaction, no such determination is made because it is clear that 100% effectiveness in hedging was achieved.

9. Accounting treatment of consumption tax, etc.:

Consumption tax is accounted for separately and is not included in each account.

10. Terms and style used in the balance sheets and the profit and loss statement:

Pursuant to Article 200 of the Regulations for Implementation of the Commercial Code, terms and style used in the Balance Sheet and the Profit and Loss Statement follow the provisions in the Regulations Concerning Financial Statements, etc.

II. Information Concerning Change of Accounting Policy

(Accounting Standard for Impairment of Fixed Assets)

The Accounting Standard for Impairment of Fixed Assets (the "Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" (Business Accounting Council, August 9, 2002)) and the "Guidance on Accounting Standard for Impairment of Fixed Assets" (Guidance on Corporate Accounting Standard No. 6, October 31, 2003) have become available for application starting from the financial statements for the fiscal year ended March 31, 2004. Accordingly, the Company has applied the above standard and guidance, effective from this fiscal year. As a result, net income before income taxes decreased by ¥1,528 million.

The amount of accumulated losses on impairment of fixed assets is deducted directly from the amount of each asset pursuant to the Regulations Concerning Financial Statements, etc., as amended.

III. Information Concerning Change of Listing Method

(Balance Sheet)

Ownership interests for investment business partnerships, etc.

Information on ownership interests for investment business partnership, etc. which was included in "Others" under investment and other assets in the balance sheet until the last business year, is now included in and listed as securities held in investment account, as the ownership interests for investment business partnerships, etc. is now deemed to be securities as so required under the "Law on Partial Amendment of the Securities Exchange Act" (Law No. 97, June 9, 2004).

The ownership interests for investment business partnerships, etc. which was included in "others" under investment and other assets as of the last business year was ¥95 million.

IV. Additional Information

(Corporate size-based taxation)

As a result of the introduction of the corporate size-based taxation system, the value-added portion and capital portion of corporate enterprise taxes of ¥169 million were treated as selling, general and administrative expenses in accordance with the "Practical Solution on Presentation for Corporate Size-Based Aspect of Corporate Enterprise Taxes on Income Statement" (Practical Solution Report No. 12: Accounting Standard Board of Japan, February 13, 2004).

V. Notes to Non-Consolidated Balance Sheet

1. Claims and obligations with respect to affiliated companies

   Short-term monetary claims on affiliated companies: ¥13,891 million

   Long-term monetary claims on affiliated companies: ¥3,596 million

   Short-term monetary obligations to affiliated companies: ¥3,360 million

   Long-term monetary obligations to affiliated companies: ¥511 million

2. Amount of accumulated depreciation of tangible fixed assets: ¥27,135 million

3. In addition to the fixed assets stated in the balance sheets, the Company uses development equipment, information equipment, etc. under lease contracts.

4. Pledged assets

   Pledged assets offered as security are as follows:

   Cash and deposits: ¥80 million

(Pledged upon acceptance of payment guarantees.)

5. Net assets as specified under Article 124, Item 3 of the Regulations for Implementation of the Commercial Code: ¥1,240 million

6. Warrants issued under Article 280-19, Paragraph 1 of the Commercial Code before amendment of April 1, 2002:

Date of resolution at the General Meeting of Shareholders:	June 26, 2001
Type of shares to be issued:	Common stock
Outstanding warrants:	¥487 million
Issue price (exercise price):	¥1,862

7. Revaluation of land:

The Company revaluated its business-use land in accordance with the Law Concerning Revaluation of Land (March 31, 1998 Law No. 34) and recorded the land revaluation difference under shareholders' equity.

Method of revaluation: As specified in Article 2, Item 4 of the Regulations for Implementation of the Law Concerning Revaluation of Land (March 31, 1998 Ordinance No. 119), the method announced by the Director-General of the National Tax Administration Agency to calculate the land price used as a base to calculate tax value for land value tax purposes, specified in Article 16 of the Land Value Tax Law (May 2, 1991 Law No. 69) was used to calculate the value of the land, with reasonable adjustments (for land facing a thoroughfare value adjustment).

Date of revaluation: March 31, 2002

The excess of the book value of the revalued land after the revaluation over its market value at the end of the fiscal year was ¥1,209 million lower than the book value.

VI. Notes to the Profit and Loss Statement

1. Transactions with affiliated companies

Net sales:	¥49,411 million
Purchases:	¥13,444 million
Transactions other than Operating Transactions:	¥ 1,916 million

2. Major breakdown of selling, general and administrative expenses

Freight:	¥3,391 million
Advertising and general publicity expenses:	¥13,973 million
Salaries and benefits:	¥5,799 million
Allowance for retirement benefits:	¥479 million
Allowance for directors' retirement and benefits:	¥21 million
Depreciation expenses:	¥1,172 million
Research and development expenses:	¥11,818 million
Allowance for doubtful accounts:	¥113 million

3. Total amount of research and development expenses (included in selling, general, and administrative expenses): ¥11,818 million.

4. Loss on impairment of fixed assets

In order to test for impairment, the Company and its consolidated subsidiaries make group assets under classifications for management accounting purposes based on each business unit, excluding important idle assets, assets scheduled for disposal and assets for lease.

In order to improve its financial position, the Company reduced the book values of the following idle assets and assets scheduled for disposal to the amount of the net sales value during this fiscal year and reported the reduction amount as an impairment loss and included the same in the extraordinary loss.

Location	Item	Impairment loss
Shimotsuga-gun, Tochigi Prefecture	Land, building and structure	¥ 703 million
Funabashi-shi, Chiba Prefecture	Land, building and structure	¥ 702 million
Sendai-shi, Miyagi Prefecture	Land, building and structure	¥ 121 million
Total	-	¥1,528 million

In computing the net sales value, values for land, buildings, etc. scheduled for sale are determined based on third party appraisals. With regard to other assets, market value is individually estimated based on the appraised value of land facing a thoroughfare, etc.

5. Net income per share: ¥66.91

PROPOSAL FOR APPROPRIATION OF UNAPPROPRIATED RETAINED EARNINGS

(Yen)

Unappropriated retained earnings at end of year		6,678,023,024
Reversal of reserve for deferred income tax on fixed assets		7,831,531
Total		6,685,854,555
To be appropriated as follows:		
Cash dividends		2,220,472,305
¥22.50 per share		
Bonuses to officers		99,000,000
Bonuses to directors:	¥93,000,000	
Bonuses to corporate auditors:	¥6,000,000	
General Reserve		3,350,000,000
Unappropriated retained earnings carried forward		1,016,382,250

Notes:

1. An interim dividend of ¥7.50 per share, totaling ¥739,726,275, was paid on December 10, 2004.
2. Reversal of the reserve for deferred income tax on fixed assets was based on the provisions of the Special Taxation Measures Law.

[English Translation of the Auditors' Report Originally Issued in the Japanese Language]

Independent Auditors' Report

May 24, 2005

The Board of Directors
Bandai Co., Ltd.

SANKO & Co.

Higuchi Kazuo (Seal)
Representative and Engagement Partner
Certified Public Accountant

Yamamoto Yuzo (Seal)
Representative and Engagement Partner
Certified Public Accountant

KPMG AZSA & Co.

Ohtsu Shuji (Seal)
Designated and Engagement Partner
Certified Public Accountant

Otsuka Toshihiro (Seal)
Designated and Engagement Partner
Certified Public Accountant

We have audited the financial statements, that is the non-consolidated balance sheets, the non-consolidated profit and loss statement, the business report (limited to accounting matters) and the proposal for appropriation of unappropriated retained earnings, and its supporting schedules (limited to accounting matters) of Bandai Co., Ltd. for the 57th business year from April 1, 2004 to March 31, 2005 in accordance with Article 2(1) of the "Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha". With respect to the aforementioned business report and supporting schedules, our audit was limited to those matters derived from the accounting books and records. The preparation of the financial statements and supporting schedules is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and supporting schedules based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the financial statements and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the financial statements and supporting schedules. We believe that our audit provides a reasonable basis for our opinion. Our audit procedures also include those considered necessary for the Company's subsidiaries.

As a result of the audit, our opinion is as follows:

(1) The non-consolidated balance sheets and the non-consolidated profit and loss statement present fairly the financial position and the results of operations of the Company in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(2) As discussed in note II as a change in accounting policy, the Company adopted the accounting standard for impairment of fixed assets in the business year ended March 31, 2005. We concurred with the Company's adoption of the new accounting standard for impairment, since Accounting Standard concerning Impairment of Fixed Assets ("Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" issued by the Business Accounting Deliberation Council on August 9, 2002) and the implementation guidance for the accounting standard for impairment of fixed assets (Financial Accounting Standard Implementation Guidance No.6 issued by the Accounting Standards Board of Japan on October 31, 2003), allows companies to adopt this accounting standard in the statutory report and its supporting schedules starting from the year ended March 31, 2004.

(3) The business report (limited to accounting matters) presents fairly the status of the Company in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(4) The proposal for appropriation of unappropriated retained earnings has been prepared in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(5) With respect to the supporting schedules (limited accounting matters) there are no items to be noted that are not in conformity with the provisions of the Commercial Code.

The subsequent event that the Company and Namco Limited entered into a statutory share exchange agreement is stated in the business report.

Our firms and engagement partners have no interest with the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Our firms have been providing services described in Article2(2) of the "Certified Public Accountants Law of Japan" to the Company, which are not considered prohibited services to an audit client.

Board of Statutory Auditors' Report (Certified Copy)

Audit Report

The Board of Corporate Auditors has received from each of the Corporate Auditors reports on auditing methods and results regarding the non-consolidated financial statements (the non-consolidated balance sheet and the non-consolidated profit and loss statement) for the 57th fiscal year, from April 1, 2004 to March 31, 2005, and has prepared this Audit Report, following its deliberations reporting as follows:

1. Outline of the Corporate Auditors' Auditing Methods

Each Corporate Auditor, according to the auditing policies set out by the Board of Corporate Auditors and duties assigned to each Corporate Auditor by the Board of Corporate Auditors, has attended the meetings of the Board of Directors and other meetings deemed as important, obtained reports on performance of duties from Directors and employees as needed, inspected documents whereby important decisions are made and examined the conditions of operations and assets at the Company's head office and other principal places of business. Regarding the Company's subsidiaries, each Corporate Auditor attended important joint meetings with the Company's subsidiaries and, whenever necessary, visited subsidiaries and received business reports and explanations of the conditions of operations and assets. In addition, each Corporate Auditor received, as needed, reports and explanations on the audit from the auditors of the Company and examined the financial statements and supporting schedules.

With respect to matters such as transactions conducted by a Director in competition with the Company, transactions causing a conflict of interest between a Director and the Company, offers, free of charge, of benefits effected by the Company, transactions not in the ordinary course of business between the Company and the subsidiaries or shareholders of the Company, and the acquisition and disposition of its own shares by the Company, each Corporate Auditor requested reports from Directors and employees and examined the circumstances of such transactions, in detail when necessary, as well as the above-mentioned auditing methods.

2. Results of the Audit

(1) We confirm that the methods and the results of the audit by Sanko & Co. and KPMG AZSA & Co., the auditors of the Company, are proper.

(2) We confirm that the Business Report represents fairly the condition of the Company in conformity with the applicable laws and regulations and the Articles of Incorporation of the Company.

(3) We confirm that there are no matters that should be mentioned on the proposed appropriation of profits, in consideration of the condition of the assets of the Company or any other circumstances.

(4) We confirm that the supporting schedules represent fairly the matters to be stated and there are no other matters that should be mentioned in respect thereof.

(5) We confirm that, with respect to the performance of duties by Directors, including the duties concerning subsidiaries of the Company, there are no fraudulent acts, or material facts that violate applicable laws and regulations or the Articles of Incorporation.

We also confirm that there is no breach of the duties of the Directors with respect to matters such as transactions conducted by a Director in competition with the Company, transactions causing a conflict of interest between a Director and the Company, offers, free of charge, of benefits effected by the Company, transactions not in the ordinary course of business between the Company and the subsidiaries or shareholders of the Company, and the acquisitions and disposition of its own shares by the Company.

May 31, 2005

Board of Corporate Auditors
Bandai Co., Ltd.

Standing Corporate Auditor	Shinya Takagi	(Seal)
Standing Corporate Auditor	Susumu Yamada	(Seal)
Corporate Auditor	Kouji Yanase	(Seal)
Corporate Auditor	Gou Kawada	(Seal)

Note: All of the Corporate Auditors are outside corporate auditors, as provided for in Article 18, Paragraph 1 of the Law for Special Exceptions to the Commercial Code Concerning Audit, Etc. of *Kabushiki-Kaisha* (joint-stock company).

END

REFERENCE DOCUMENT
CONCERNING THE EXERCISE OF VOTING RIGHTS

1. Number of Voting Rights Held by All Shareholders: 986,325

2. Proposals and Matters for Reference

Proposal No. 1 Approval of the Plan for Appropriation of retained earnings for the Fifty-Seventh (57th) Fiscal Year

The Company proposes that, taking into consideration the need for internal reserves to further strengthen the future corporate constitution of the Company, the appropriation of Retained Earnings be as described on page 47 of the attached document.

The Company also proposes to declare ordinary dividends in the amount of twenty-two and one half (22.5) yen per share as the year-end dividends for the fifty-seventh (57th) fiscal year.

Since the Company has already paid an interim dividend in the amount of seven and one half (7.5) yen per share, the total amount of annual dividends will be thirty (30) yen per share.

Proposal No. 2 Incorporation of a 100% Parent Company by Means of a Statutory Share Exchange (*Kabushiki-Iten*)

1. Reason for the Necessity of the Statutory Share Exchange

In the entertainment industry worldwide, global competition has intensified as technological innovations spur the expansion and widespread penetration of information technology networks. In addition, in the Japanese market, the number of children has been decreasing due to declining birth rates and people's hobbies and interests have diversified. In order to continue to secure sustained profits, we believe we must win customers by aggressively promoting research and development and creating and providing attractive products and services.

The Company and NAMCO LIMITED ("Namco") (collectively "Both Companies") have decided that in order to react promptly to this change of circumstances in the fiercely competitive market and further increase their enterprise value, the best strategy is to combine and complement each other through combining the Company's advantage in a broad range of business development based on character merchandising and the advantage of Namco in game contents, game development capability and its wide network of amusement facilities, thereby achieving synergies under a commonly held business concept and strategy.

For the above purposes, in this Proposal, the Company hereby asks for the approval of Both Companies, in a sprit of equal partnership and mutual confidence, to jointly incorporate "NAMCO BANDAI Holdings Inc.", which will become the 100% parent company of the Company by means of a Statutory Share Exchange (*Kyoudo-Kabushikiiten*) as provided for in Article 364 of the Commercial Code.

2. Terms of the Statutory Share Exchange

(1) Articles of Incorporation of the 100% Parent Company to be Incorporated

The provisions of the Articles of Incorporation of NAMCO BANDAI Holdings Inc.

are as described below in the section "Articles of Incorporation of NAMCO BANDAI Holdings Inc." (from page 77 to page 87).

(2) Type and Number of Shares to be Issued by NAMCO BANDAI Holdings Inc. upon the Statutory Share Exchange

The type of shares to be issued by NAMCO BANDAI Holdings Inc. upon the Statutory Share Exchange will be common stock, and the total number of shares will be the sum of the Company's total number of outstanding shares as of the day one day prior to the date of the Statutory Share Exchange and Namco's total number of outstanding shares as of the day one day prior to the Statutory Share Exchange, as multiplied by the respective Statutory Share Exchange Ratio to the respective number of outstanding shares, as described in (3) below, any share constituting less than one share is truncated.

(Note)

In Article 1, Paragraph 2 of Supplemental Provision to the "Articles of Incorporation of NAMCO BANDAI Holdings Inc. as described below, state the total number of shares to be issued by NAMCO BANDAI Holdings Inc. upon Statutory Share Exchange as 258,296,882 shares. The number of shares to be issued is calculated based on the total numbers of issued shares of the Company and Namco as of May 2, 2005, on which the Statutory Share exchange Agreement as set forth below, was executed and, therefore, if (i) the Warrants issued by the Company in accordance with the provision of Article 280-19 of the Commercial Code, before the amendment are exercised, or (ii) new shares are issued by one or both of the Company and Namco, in accordance with the provision of Article 280-2 of the Commercial Code, on or before the date immediately preceding the Scheduled Statutory Share Exchange Date, the total number of shares to be actually issued by NAMCO BANDAI Holdings Inc. shall be based on the total number of the issued shares of the Company and Namco as increased by (i) and/or (ii) above.

(3) Allotment of Shares to the Shareholders of Both Companies

Upon the Statutory Share Exchange, in accordance with the following respective ratios ("Statutory Share Exchange Ratio"), NAMCO BANDAI Holdings Inc. shall allot the shares of NAMCO BANDAI Holdings Inc. to the shareholders of the Company and Namco (including the beneficial shareholders) whose names are listed or recorded in the respective final shareholders' registers of Both Companies (including the register of beneficial shareholders) as of the day immediately preceding the Scheduled Statutory Share Exchange Date. However, if a share split as provided for in Article 218 of the Commercial Code, or a share consolidation as provided for in Article 214 of the Commercial Code, of either Company's or Both Companies' shares has been implemented on or before the date immediately preceding the Scheduled Statutory Share Exchange Date, the Statutory Share Exchange Ratio shall be proportionally adjusted in accordance with the ratio of the share split or that of the share consolidation:

a. Shareholders of the Company:

One and one half (1.5) shares of common stock of NAMCO BANDAI Holdings Inc. per share of common stock of the Company.

b. Shareholders of Namco:

One (1) share of common stock of NAMCO BANDAI Holdings Inc. per share of common stock of Namco.

(4) Amount of Capital and Capital Reserve of NAMCO BANDAI Holdings Inc. to be Incorporated

a. Amount of Capital: ten (10) billion yen (¥10,000,000,000)

b. Amount of Capital Reserve:

The aggregate amount of the respective net assets of Both Companies existing as of the Statutory Share Exchange Date less the aggregate amount of capital and the amount of the Statutory Share Exchange Payment provided in Item (5) below.

(5) Amount of the Statutory Share Exchange Payment ("*Kabushikiiten Koufukin*")

NAMCO BANDAI Holdings Inc. shall, within three (3) months after the Scheduled Statutory Share Exchange Date, make a Statutory Share Exchange Payment, as provided below, as a substitute for interim dividends to be respectively paid by the Company and Namco, to the shareholders and registered pledgees whose names are listed or recorded in the respective final shareholders' registers of Both Companies as of the day immediately preceding the Scheduled Statutory Share Exchange Date. However, the amount of the Statutory Share Exchange Payment may be changed by an agreement following mutual consultation among Both Companies and NAMCO BANDAI Holdings Inc., depending on the status of assets and liabilities of Both Companies, a change of economic situation or other circumstances:

a. Eighteen (18) yen per share of common stock of the Company.

b. Twelve (12) yen per share of common stock of Namco.

(6) Scheduled Statutory Share Exchange Date (Date on which the Statutory Share Exchange is Scheduled to Occur).

The Scheduled Statutory Share Exchange Date shall be September 29, 2005. The application for the registration of incorporation of NAMCO BANDAI Holdings Inc. shall be filed on the same day.

However, procedures following the Statutory Share Exchange may be changed, if necessary, by the agreement following mutual consultation between Both Companies.

(7) The Maximum Amount of Dividends to be Respectively Paid by the Company and Namco through the Statutory Share Exchange Date of the Statutory Share Exchange

The Company shall make a payment of dividends in the amount of twenty-two and one half (22.5) yen per share subject to the maximum of the total amount of two billion, two hundred twenty million, four hundred seventy-two thousand, three hundred five (2,220,472,305) yen to its shareholders and registered pledgees as of March 31, 2005. Namco shall make a payment of dividends in the amount of twenty (20) yen per share subject to the maximum of the total amount of two billion, one hundred ninety five million, one hundred fifty five thousand, six hundred twenty (2,195,155,620) yen to its shareholders and registered pledgees whose names are listed or registered on the final register of shareholders as of March 31, 2005.

(8) Directors of the 100% Parent Company to be Incorporated:

The candidates for the Directors of NAMCO BANDAI Holdings Inc. are the following ten (10) persons:

Name (Date of Birth)	Biographical data and representation of other companies		Number of shares of each company owned
Kyushiro Takagi (September 4, 1943)	Oct. 1989:	Joined Namco Limited	Bandai Co., Ltd. 0 Shares Namco Ltd. 12,600 Shares
	Apr. 1990:	General Manager, Operations Coordination Department	
	Jun. 1991:	Director responsible for Administration and Operations, and General Manager, Operations Coordination Department	
	Jun. 1992:	Managing Director responsible for Operations	
	Oct. 1998:	Senior Managing Director, Group Executive, Amusement Business Division, responsible for the Entertainment Business Division, and responsible for the New Business Creation Division	
	Apr. 2001:	Executive Vice President and Representative Director and General Manager, Corporate Strategic Planning Office	
	May 2002:	President & Chief Executive Officer and Representative Director	
	Apr. 2005:	Vice Chairman and Representative Director (current position)	
Takeo Takasu (June 24, 1945)	Apr. 1968:	Joined The Sanwa Bank Ltd. (current UFJ Bank Limited)	Bandai Co., Ltd. 31,100 Shares Namco Ltd. 0 Shares
	Oct. 1993:	General Manager, Los Angeles Branch, The Sanwa Bank Ltd.	
	Apr. 1996:	Joined Bandai Co., Ltd. as General Manager, Planning Office	
	Jun. 1997:	Managing Director	
	Mar. 1999:	President and Representative Director (current position)	
Masahiro Tachibana (April 16, 1951)	Apr. 1978:	Joined Namco Limited	Bandai Co., Ltd. 0 Shares Namco Ltd. 9,200 Shares
	Jul. 1986:	General Manager, Operations Division	
	Jun. 1988:	Director responsible for Operations Representative and General Manager, Operations Division	

	Jun. 1989:	Managing Director responsible for Operations, and General Manager, Operations Division	
	Jun. 1994:	Representative Director and Managing Director	
	Apr. 2004:	Representative Director, Senior Managing Director, and President, Contents & Technology Company and Leader, Strategic Planning Group	
	Apr. 2005:	Senior Managing Director (current position)	
Masaatsu Hayakawa (March 21, 1943)	Apr. 1966 -	Joined Bandai Co., Ltd.	Bandai Co., Ltd. 31,200 Shares Namco Limited 0 Shares
	Jun. 1992 -	Director and General Manager, Business Administration Office	
	Mar. 1994 -	Representative Director and President, Banalex Corporation	
	Jun. 1994 -	Retired from the office of Director of Bandai Co., Ltd.	
	Oct. 1998 -	Standing Corporate Auditor, Bandai Co., Ltd.	
	Jun. 1999 -	Retired from the office of Standing Corporate Auditor of Bandai Co., Ltd.	
	Jun. 1999 -	Managing Director of Bandai Co., Ltd.	
	Apr. 2002 -	Senior Managing Director (current position)	
Keiji Tanaka (December 19, 1941)	Nov. 1990 -	Joined Namco Limited	Bandai Co., Ltd. 0 Shares Namco Limited 3,200 Shares
	Apr. 1991 -	General Manager, Accounting Department	
	Jun. 1992 -	Director and General Manager, Accounting Department	
	Jan. 1999 -	Managing Director in charge of the Corporate Planning Division, Accounting Division, and General Manager, Corporate Planning Division	
	Apr. 2005 -	Managing Director (current position)	
Junji Senda (December 21, 1949)	Apr. 1972 -	Joined Bandai Co., Ltd.	Bandai Co., Ltd. 4,500Shares Namco Limited 0 Shares
	Apr. 1989 -	General Manager, Boys Toy Department	
	Apr. 2000 -	Executive Officer and General Manager, Candy Toy Business Department	
	Jun. 2003 -	Director in charge of Group Development Projects and General Manager, New Business Office	
	Jul. 2004 -	Director in charge of Alliances (current position)	

Shigeichi Ishimura (December 28, 1953)	Apr. 1976 - Joined Namco Limited Jan. 1982 - General Manager, Product Development Division Aug. 1983 - Director and General Manager, Product Development Division #1 Jun. 1992 - Managing Director in charge of the Research Division Jun. 1995 - Senior Managing Director in charge of the Research Division Jun. 1999 - Executive Officer in charge of the Research Division Apr. 2004 - Senior Managing Executive Officer and President of the Contents Expansion Company Jun. 2004 - Director and President of the Contents Expansion Company Apr. 2005 - President & Chief Executive Officer and Representative Director, and General Manager, Corporate Strategic Planning Office (current position)	Bandai Co., Ltd. 0 Shares Namco Limited 11,432 Shares
Kazunori Ueno (September 16, 1953)	Apr. 1977 - Joined Bandai Co., Ltd. Apr. 1991 - General Manager, Candy Toy / Vending Machine Business Department Jun. 1999 - Executive Officer and Deputy General Manager, Life-styles Division, and Chief of the Business Strategy Office, Life-styles Division Jun. 2001 - Director in charge of the Toy Business Projects and General Manager, Character Toy Business Department Apr. 2003 - Managing Director and President, Toys & Hobby Company and Chief Gundam Officer (CGO) Apr. 2004 - Managing Director, Toys & Hobby Group Leader, Chief Gundam Officer (CGO) and President, Toys & Hobby Company (current position)	Bandai Co., Ltd. 1,700 Shares Namco Limited 0 Shares
Masatake Yone (July 8, 1954)	Apr. 1981 - Admitted to the bar in Japan Mar. 1987 - Admitted to the bar in the State of New York Jan. 1989 Partner, Mori Sogo (Currently called Mori Hamada and Matsumoto) Law Firm (current position)	Bandai Co., Ltd. 0 Shares Namco Limited 0 Shares
Kazuo Ichijo (October 13, 1958)	Apr. 1987 - Research Fellow of the Japan Society for the Promotion of Science in Education Ministry (currently called Ministry of	Bandai Co., Ltd. 0 Shares Namco Limited 0 Shares

		Education, Culture, Sports, Science and Technology)	
	Apr. 1988 -	Assistant Professor in the Faculty of Social Sciences, Hitotsubashi University	
	Oct. 1993 -	Associate Professor in the Faculty of Social Sciences, Hitotsubashi University	
	Apr. 2001 -	Professor in the Graduate School of Social Sciences, Hitotsubashi University (current position)	
	Jun. 2001 -	Outside Corporate Auditor, Information Services International-Dentsu, Ltd. (current position)	
	Mar. 2005 -	Outside Director, Shimano, Inc. (current position)	

(Note)

1. Both Mr. Masatake Yone and Mr. Kazuo Ichijo are qualified as an Outside Director as provided in Article 188, Paragraph 2, Item 7-2 of the Commercial Code.

2. There is a consulting agreement between Mr. Kazuo Ichijo and BANDAI Co., Ltd. concerning education and training.

3. No special interest exists between other candidates and NAMCO BANDAI Holdings Inc., Bandai Co., Ltd. or NAMCO LIMITED.

(9) Corporate Auditors of the 100% Parent Company to be Incorporated:
The candidates for Corporate Auditors of NAMCO BANDAI Holdings Inc. are the following four (4) persons:

Name (Date of Birth)	Brief background and representation of other companies		Shares of each company owned
Koichiro Homma (January 31, 1952)	Apr. 1974-	Joined The Sumitomo Bank Ltd. (current Sumitomo Mitsui Banking Corporation)	Bandai Co., Ltd. 0 Shares Namco Ltd. 16,764 Shares
	Oct. 1995-	General Manager, Mita Branch, The Sumitomo Bank Ltd.	
	Feb. 1998-	Joined Namco Limited as General Manager, Office of the President	
	Jun. 1999-	Director, and General Manger, Office of the President, and General Manager, Corporate Communications Department	
	Jun. 2004-	Corporate Auditor (current position)	
Katsutoshi Hirasawa (January 31, 1949)	Mar. 1983-	Joined Bandai Co., Ltd.	Bandai Co., Ltd. 0 Shares Namco Ltd. 0 Shares
	Apr. 2001-	General Manager, Accounting Division (current position)	

Osamu Sudo (January 24, 1952)	Apr. 1980- Apr. 1983- Jun. 1999- Jun. 2003-	Admitted in Japan Partner at Tokyo Yaesu Law Office Partner at Sudo Takai Law Office (current position) Corporate Auditor, Namco Limited (current position)	Bandai Co., Ltd. 0 Sharers Namco Ltd. 0 Shares
Kouji Yanase (October 17, 1942)	Apr. 1969- Jul. 1984- Jun. 1997- Sep. 2002-	Admitted in Japan Established Yanase Law Office Auditor of Bandai Co., Ltd. Established Marunouchi-Chuo Law Office (current position)	Bandai Co., Ltd. 10,102 Shares Namco Ltd. 0 Shares

(Note)

1. No special interest exists between any Corporate Auditor candidate and NAMCO BANDAI Holdings Inc., BANDAI Co., Ltd. or NAMCO LIMITED.

2. Mr. Osamu Sudo, and Mr. Kouji Yanase are candidates to be an Outside Corporate Auditor as provided in Article 18, Paragraph 1 of the "Law for Special Exceptions to the Commercial Code Concerning Audits, etc. of *Kabushiki-Kaisha* (joint-stock company)."

(10) Remuneration for Directors and Corporate Auditors of the 100% Parent Company to be Incorporated

Taking into account the amount of remuneration for Directors and Corporate Auditors of the Company and Namco and various other factors, the total amount of remuneration for Directors of NAMCO BANDAI Holdings Inc. shall not be more than forty million yen (¥40,000,000) in total per month and the total amount of remuneration for Corporate Auditors shall not be more than eight million yen (¥8,000,000) in total per month.

(11) Election of Auditor of the 100% Parent Company to be Incorporated

The candidate for the Auditor of NAMCO BANDAI Holdings Inc. is as follows:

(As of March 31, 2005)

Name	KPMG AZSA & Co.
Office	Principal Office : Tsukuto-cho 1-2, Shinjuku-ku, Tokyo
History	July 1, 1985: Established as Asahi Shinwa & Co. October, 1 1993: Merged with Inoue Saito Eiwa Audit Corporation (established on April 5, 1978) and changed its name to Asahi Audit Corp. January 1, 2004: Merged with KPMG AZSA & Co. (established on February 26, 2003) and changed its name to KPMG AZSA & Co.
Outlines	· Amount of Capital : ¥3,130,000,000 · 1,753 certified public accountants (including 224 Representative Partners and 178 Partners) · 742 assistant certified public accountants and 678 other staff members · Total of 3,173 persons · 5,876 auditing companies

(12) Matters relating to Joint Incorporation

The Company shall incorporate, jointly with Namco, NAMCO BANDAI Holdings Inc., that will become the 100% parent company of the Company and Namco.
The outline of Namco is as follows:

(As of March 31, 2005)

Name	NAMCO LIMITED
Principal Business	Development, production, and sales of commercial amusement machines, home video game software, and management of amusement facilities
Date of Incorporation	June 1, 1955
Principal Office	2-8-5 Tamagawa, Ota-ku, Tokyo
Representative	Representative Director and President : Shigeichi Ishimura
Paid-in Capital	¥27,369 million
Number of Employees	2,407

3. Explanation of Allotment of Shares Based on Article 366, Paragraph 1, Item 2 of the Commercial Code

The Company, in relation to the incorporation of NAMCO BANDAI Holdings Inc., which will become the 100% parent company, by means of a joint statutory share exchange with Namco, has determined as follows the ratio for the number of shares of common stock of NAMCO BANDAI Holdings Inc. to be allotted to the shareholders of the Company and Namco ("Statutory Share Exchange Rate"), which will become wholly owned subsidiaries of NAMCO BANDAI Holdings Inc.

	Company	Namco
Statutory Share Exchange Rate	1.50	1.00

The Company and Namco determined that an independent examination of a fair Statutory Share Exchange Rate would lead to securing the interests of their respective shareholders, and decided to each appoint a financial advisor.

To that end, the Company has appointed Daiwa Securities SMBC Co. Ltd. as its financial advisor and requested their analyses on the Statutory Share Exchange Ratio for reference in negotiation with Namco.

Upon such request, Daiwa Securities SMBC Co. Ltd. presented a Statutory Share Exchange Ratio calculated by comprehensively taking into account the results of analyses conducted based on the market stock price average method, the discounted cash flow method (the DCF method) and the comparable companies method.

The Company discussed internally from various points of view, based on the results of this analysis and the calculation by Daiwa Securities SMBC Co. Ltd., along with advice from them, determined the Statutory Share Exchange Ratio through consultation and negotiation with Namco as above.

Consequently, on May 2, 2005, the Company and Namco executed the Statutory Share Exchange Agreement which sets forth the above Statutory Share Exchange Ratio (hereinafter referred to as the "Agreement"), upon approval of their respective Boards of Directors at their respective meetings of the Boards of Directors. However, in the Agreement, it is agreed that if, from the date of the execution of the Agreement through the Statutory Share Exchange Date, there is a significant change in the preconditions and other circumstances based on which the Statutory Share Exchange Ratio was determined, the Statutory Share Exchange Ratio may be changed by mutual agreement upon consultation between Both Companies.

4. Contents of the Balance Sheet and the Profit and Loss Statement referred to in Article 366, Paragraph 1, Items 3 through 6 of the Commercial Code

The contents of the Balance Sheet and the Profit and Loss Statement of the Group and the Company are as described from page 22 to page 33 and from page 36 to page 46 of the attachment. The contents of the Balance Sheet and the Profit and Loss Statement of Namco are as follows.

CONSOLIDATED BALANCE SHEET
(As of March 31, 2005)

	(million yen)
	Amount
ASSETS	
Current assets	
Cash and time deposits	36,493
Notes & accounts receivable - trade	17,946
Inventories	24,248
Deferred tax assets - current	1,592
Other current assets	2,665
Allowance for doubtful receivables	(281)
Total current assets	**82,665**
Fixed Assets:	
Tangible fixed assets	
Buildings and structures	4,775
Machinery and transporters	1,038
Amusement machines and facilities	21,661
Land	6,613
Construction in progress	276
Other tangible fixed assets	1,432
Total tangible fixed assets	**35,798**
Intangible fixed assets	
Goodwill	2,350
Consolidated adjustments	141
Software	550
Other intangible fixed assets	1,313
Total intangible fixed assets	**4,355**
Investments and other assets	
Investment in securities	1,125
Long-term loans	192
Long-term prepaid expenses	1,110
Subscribed Deposit	25,263
Deferred tax assets	3,084
Other assets	1,405
Allowance for doubtful receivables	(525)
Total Investment and other assets	**31,655**
Total fixed assets	**71,808**
Total assets	**154,474**

	(million yen)
	Amount
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	
Current liabilities	
Notes and accounts payable - trade	13,651
Short-term bank loans	2,966
Bonds redeemable within 1 year	1,000
Accounts payable - other	5,880
Accrued expenses	3,672
Accrued corporate taxes etc.	3,943
Other current liabilities	2,104
Total current liabilities	**33,219**
Fixed liabilities	
Long-term borrowings	2,685
Employees' severance and retirement benefits	1,750
Other fixed liabilities	5,884
Total fixed liabilities	**10,320**
Total liabilities	**43,539**
MINORITY INTERESTS	
Minority interests	3,161
SHAREHOLDERS' EQUITY	
Capital stock	27,369
Capital surplus	26,399
Earned surplus	55,956
Other valuation differences of securities	96
Foreign currency translation adjustment	(1,631)
Treasury stock	(416)
Total shareholders' equity	**107,773**
Total liabilities, minority interests, and shareholders' equity	**154,474**

CONSOLIDATED STATEMENT OF PROFIT AND LOSS

(April 1, 2004 through March 31, 2005)

		(million yen)
		Amount
Net Sales		178,551
Cost of Sales		130,996
Gross Profit		47,555
Selling, general and administrative expenses		32,469
Operating income		15,085
Non-operating income		
Interest and dividend income	154	
Rent income	39	
Foreign exchange income	2	
Other non-operating income	167	364
Non-operating expenses		
Interest expenses	68	
Amortization of Goodwill	485	
Reversal of Allowance of doubtful receivables	109	
Other non-operating expenses	198	861
Operating income		**14,588**
Extraordinary income		
Gain on sale of investment in securities	319	
Gain on sale of fixed assets	515	
Gain on recovery of bad debt	122	
Gain on change holding ratio of subsidiary	37	
Others	34	1,030
Extraordinary losses		
Loss on sale of fixed assets	53	
Loss on impairment	4	
Loss on inventory valuation	9	
Others	9	78
Net income before income taxes		15,540
Corporate income, inhabitant and enterprise taxes	5,596	
Tax adjustment	389	5,985
Minority interests		89
Net income		9,464

Notes to Financial Reports

1. All sums are shown in millions of yen, rounded down to the nearest million.

2. Significant Matters forming the Basis for Preparing Consolidated Financial Statements

    (1) Matters concerning the scope of consolidation

    Number of consolidated subsidiaries: 20

    Name of major consolidated subsidiaries

    Domestic
    Italian Tomato Ltd., Nikkatsu Corp., St. Tropez Ltd., Namco Trading Ltd., Mil Ltd., Monolith Software Inc., Namco Ecolotech Ltd. and Namco Tales Studio Ltd.

    Overseas
    Namco America Inc., Namco Hometek Inc., Namco Cybertainment Inc., Namco Europe Ltd., Namco Operations Europe Ltd. and Namco Enterprises Asia, Ltd.

    One of the dormant overseas subsidiaries was liquidated in April 2004, so it was excluded from the scope of consolidation.

    Shanghai Namco Ltd., one of the non-consolidated subsidiaries, is also excluded from the scope of consolidation, because its total assets, total sales, net income or loss, and retained earnings (corresponding to equity holding therein) are minor and insignificant.

    (2) Matters concerning application of the equity method

    The equity method is applied to Shanghai Namco Ltd., one of the non-consolidated subsidiaries.

    Rhythm & Hues Communications LLC, one of the affiliates, is not accounted for by the equity method but is stated at cost because its net income or loss and retained earnings (corresponding to equity holding therein) are minor and insignificant.

    The Gaga Communications Inc. is excluded from the affiliates because the Company has no influence on it as of September 30, 2004.

    The fiscal year-end of Shanghai Namco Ltd. is the last date of December.

    (3) Matters concerning the fiscal year of consolidated subsidiaries

    The fiscal year-end of St. Tropez Ltd. is the last date of January, and the fiscal year-end of the Namco Tales Studio Ltd. is the last date of March, and the fiscal year-ends of other consolidated subsidiaries are the last date of February. The financial statements of consolidated subsidiaries as of the fiscal year-ends are used for preparing the consolidated financial statements, and adjustments necessary for consolidation are made on the statements with respect to material dealings taking place between the fiscal year-ends of the consolidated subsidiaries and consolidated fiscal year-end.

(4) Matters concerning the accounting standards

(i) Valuation basis and method used for material assets

Securities

Other Securities

Securities with market value:
Stated at market value based on market prices, etc. at the closing date. (Valuation discrepancies are included directly in the capital account, and the selling costs are accounted for using the moving average method.)

Securities without market value:
Stated at cost, based on the moving average method

Derivatives

Derivative: Market value method

Inventories

Namco and its domestic consolidated subsidiaries:
Work in progress related to game software production and others is stated using the specific cost method. Others are mainly stated at cost based on the moving average method.

Overseas consolidated subsidiaries:
Work in progress related to game software production and others is stated using the specific cost method. Others are mainly stated at the lower of cost or market based on the first-in, first-out method

(ii) Depreciation method for material depreciation assets

Tangible fixed assets
Namco and its domestic consolidated subsidiaries use the declining balance method. For structures (excluding attached facilities and equipment) acquired after April 1,1998 and a part of amusement facilities and equipment, however, the straight-line method is applied.

Main useful lives
Amusement facilities and equipment: 3-15 years

Overseas consolidated subsidiaries use the straight-line method.

Main useful lives
Amusement facilities and equipment: 2-7 years

Intangible fixed assets

Intangible fixed assets are depreciated by the straight-line method.

Period in which the Company may use software:

Software used for research and development: 3 years
Others: 5 years

As for goodwill, domestic consolidated subsidiaries carry out an equal depreciation over 5 years in accordance with the provisions of the Enforcement Regulations of the Commercial Code. Overseas consolidated subsidiaries are subject to the accounting standards of the applicable countries.

(iii) Accounting standards for material allowances

Allowance for doubtful accounts:
To prepare for potential losses due to bad debts, historical credit loss ratios are used for ordinary receivables. Uncollectible amounts are recorded based on individual consideration of the account's potential for collection of receivables clearly at risk and other specific receivables.

Severance and retirement benefits:
Allowance for severance and retirement benefits are made based on the estimated payment obligation and the pension fund balance at year-end.

The actuarial differential is allocated proportionately based on the average remaining employee work period and is treated as an expense in the following term at the time such difference occurs.

The past service liability is amortized proportionately based on the specified number of years (10 years) within the average remaining employee work period at the time such liability occurs.

Allowance for retirement compensation of officers
Some domestic consolidated subsidiaries provide an allowance for retirement compensation in an amount estimated to be necessary to cover the director's retirement compensation under their internal rules. Because the amount is not material, the allowance is presented in fixed liabilities as "Others."

Additional Information
The allowance for retirement compensation is previously provided in an amount estimated to be necessary to cover the director's retirement compensation at the end of the term under Namco's internal rules. As a

result of reviewing the remuneration of officers as a part of management reforms, the system of director's retirement compensation was abolished on June 26, 2004, the date of the general shareholders' meeting. The amount equivalent to the director's retirement for the period before the date of that general shareholders' meeting is treated in fixed liabilities as "Others" (long-term accounts payable), as it will be paid at their time of retirement.

(iv) Significant hedge accounting method

Hedge accounting method

Deferred hedge accounting is applied. However, interest rate swap transactions that meet the requirements for special factors are subject to application of the special hedging accounting method.

Hedge method and targets

Hedging method:

Forward exchange contract transactions and interest rate swap transactions

Hedging targets:

Monetary claims and receivables in foreign currency, anticipated transactions in foreign currency and interest on loans

Hedging policy:

Foreign exchange contract transactions are used in order to avoid risks arising from fluctuations in the exchange rate of hedging targets in accordance with the internal authority regulations or registration and approval. At the same time, interest rate swap transactions are used in order to avoid risks arising from fluctuations in market interest rates.

Evaluation of the effectiveness of hedges:

The effectiveness of hedge transactions is evaluated based on the market movement of the hedging targets and the method for the period from the commencement of the hedges and the time of evaluation of the effectiveness of the hedges. For the interest rate swap transactions subject to application of the special hedging accounting method, the evaluation of the effectiveness of the hedges is omitted.

(v) Accounting for consumption taxes

Based on net sales exclusive of tax.

(5) Evaluation of assets and liabilities of consolidated subsidiaries

Assets and liabilities of consolidated subsidiaries are evaluated using whole market value accounting.

(6) **Depreciation of consolidated reconciliation account**

The consolidated reconciliation account is depreciated in even amounts over 10 years from the date on which the account occurs.

3. Change in Accounting Policies

(1) Evaluation of assets and liabilities of consolidated subsidiaries

The evaluation method of assets and liabilities of consolidated subsidiaries was changed from a partial market evaluation method to an overall market evaluation method. The change was made in light of general trends, reasonableness and practicability, and it has no impact on the consolidated financial statements.

(2) Accounting standards for impairment of fixed assets

Because the Accounting Standards for Impairment of Fixed Assets (Opinion Concerning Establishment of Accounting Standards for Impairment of Fixed Assets (Business Accounting Council August 9, 2002)) and the Guidance on Corporate Accounting Standards for Impairment of Fixed Assets (Guidance on Corporate Accounting Standards Application No. 6, Oct. 31, 2003) has become available for application starting from the financial statements relating to the business year that ended March 31, 2004. Accordingly, Namco has applied the above standards and guidance, effective from the fiscal year ended March 31, 2005. As a result, the net income before adjustment of taxes is decreased by ¥4 million.

Accumulated loss of impairment is directly deducted from the amount of assets.

4. Consolidated Balance Sheet

(1) Accumulated depreciation of tangible fixed assets: ¥77,720 million

(2) Assets and liabilities pledged:

Assets pledged as collateral are as follows:

Cash and deposits:	¥54 million
Subscribed deposited:	¥51 million
Investment and other assets "Others":	¥12 million
Total	¥117 million

Liabilities corresponding to the above are as follows:

Short-term loan:	¥25 million
Long-term loan:	¥12 million
Total	¥37 million

(3) Liability for guarantee: ¥77 million

5. Consolidated Profit and Loss Statement

Net income per share: ¥83.63

One share of common stock was split into two shares on November 19, 2004.

Net income per share is calculated assuming the stock split was performed at the beginning of the fiscal year.

6. Material subsequent event

Material subsequent event after the closing of accounts are as described in "III. Material Facts concerning Company's Status after the Closing of Accounts."

7. Additional Information

Description on profit and loss statement of assessment of corporate enterprise tax by estimation on the basis of the size of business

¥356 million is reported under selling, general and administrative expenses in accordance with the "Practical Treatment of Presentation of profit and loss statement of Assessments of Corporate Enterprise Tax by Estimation on the Basis of the Size of Business" (Business Accounting Standard Committee (February 13, 2004)) of Practical Processing Report No. 12 with respect to the value added portion and capital portion of corporate enterprise tax as a result of introduction of the assessment by estimation on the basis of the size of business.

NAMCO LIMITED BALANCE SHEET
(As of March 31, 2005)

	(million yen)
	Amount
ASSETS	
Current assets	
Cash and deposits	22,678
Notes receivable-trade	1,092
Accounts receivable-trade	9,580
Merchandise and finished goods	1,396
Work in progress	15,554
Raw materials	1,307
Stores	867
Advanced payment	155
Prepaid expenses	733
Deferred tax assets-currents	885
Short-term loans in subsidiaries	620
Other current assets	77
Allowance for doubtful receivables	(41)
Total current assets	**54,906**
Fixed Assets	
Tangible fixed assets	
Buildings	1,279
Structures	12
Machinery, and equipment	754
Amusement machines and facilities	16,811
Vehicles and transporters	0
Tools and equipment	669
Land	5,251
Construction in progress	251
Total tangible fixed assets	**25,031**
Intangible fixed assets	
Leasehold Rights	7
Trademark Rights	5
Software	418
Other Intangible fixed assets	1,259
Total intangible fixed assets	**1,690**
Investments and other assets	
Investment in securities	904
Investment in affiliated companies' stocks	16,913
Investment	19
Investment in affiliated companies	200
Long-term loans to affiliated companies	5,702
Subscribed deposit	18,273
Long-term prepaid expenses	534
Deferred tax assets	2,001
Others	752
Allowance for doubtful receivables	(485)
Total investments and other assets	**44,817**
Total fixed assets	**71,540**
Total assets	**126,446**

	(million yen)
	Amount
LIABILITIES	
Current liabilities	
Notes payable-trade	5,940
Accounts payable-trade	4,443
Long-term loans repaid within 1 year	1,660
Accrued amount payable	3,207
Accrued expenses	1,952
Accrued corporate taxes, etc.	3,171
Accrued consumption tax	548
Accrued business office tax	139
Deposits received	321
Deposits payable	402
Unearned revenues	0
Total current liabilities	**21,787**
Fixed liabilities	
Long-term Borrowings	2,178
Long-term accrued amount payable	1,978
Employees' severance and retirement benefits	1,103
Deposit	481
Long-term deposit	550
Total fixed liabilities	**6,292**
Total liabilities	**28,080**
SHAREHOLDER'S EQUITY	
Common stock	**27,369**
Capital surplus	**26,399**
Capital reserve	26,399
Earning surplus	**44,969**
Retained earnings appropriated for legal reserves	1,435
General reserves	35,950
Unappropriated retained earnings at the end of the period	7,584
Other valuation differences of securities	45
Treasury stocks	(416)
Total shareholders' equity	**98,336**
Total liabilities and shareholders' equity	**126,446**

NAMCO LIMITED PROFIT ANS LOSS STATEMENT
(April 1, 2004 through March 31, 2005)

		(million yen)
		Amount
Net Sales		
Sales amount of merchandise and finished goods	51,457	
Amusement facilities income	64,722	
Royalty Income	5,444	121,625
Cost of Sales		
Cost of sales on merchandise and finished goods	32,354	
Cost of amusement facilities income	57,401	
Cost of royalty income	1,241	90,998
Gross Profit		30,626
Selling, general and administrative expenses		19,272
Operating income		**11,354**
Non-operating income		
Interest and dividend received	176	
Exchange income	9	
Miscellaneous income	86	271
Non-operating expenses		
Interest paid	22	
Reversal of allowance for doubtful receivables	174	
Miscellaneous loss	80	277
Operating income		11,348
Extraordinary income		
Gain on sale of investment in securities	301	301
Net income before income taxes		**11,649**
Corporate taxes, inhabitant and enterprise taxes	4,714	
Tax adjustment	(549)	4,164
Net income		**7,484**
Balance brought forward		1,197
Interim cash dividends		1,097
Unappropriated retained earnings		7,584

Notes to Financial Statements

1. All sums are shown in millions of yen, rounded down to the nearest million.

2. Significant Accounting Policies

(1) Valuation basis and method used for assets

Securities

Stock of Affiliated Company:
Stated at cost, based on the moving average method

Other Securities

Securities with market value:
Market value method based on market prices, etc. at fiscal year-end. (Valuation discrepancies are included directly in the capital account, and the selling costs are accounted for using the moving average method.)

Securities without market value:
Stated at cost, based on the moving average method

Valuation basis and method used for derivatives

Derivatives: Market value method

Inventories

Manufactured products and materials:
Stated at cost, based on the moving average method

Work in progress:
Work in progress related to game software production is stated using the specific cost method. Others are stated at cost based on the moving average method.

Supplies: Stated at final purchase price

(2) Depreciation method for tangible fixed assets

Tangible fixed assets are depreciated using the declining balance method. For structures (excluding attached facilities and equipment) acquired after April 1998 and a part of amusement facilities and equipment, however, the straight-line method is applied.

Main useful lives
Amusement facilities and equipment: 3-15 years

(3) Depreciation method for intangible fixed assets

Intangible fixed assets are depreciated by the straight-line method.

Period in which the Company may use software:

Software used for research and development:	3 years
Others:	5 years

(4) Accounting criteria for allowances

Allowance for doubtful accounts:
To prepare for potential losses due to bad debts, historical credit loss ratios are used for ordinary receivables. Uncollectible amounts are recorded based on individual consideration of the account's potential for collection of receivables clearly at risk and other specific receivables.

Allowance for severance and retirement benefits:
Provision for severance and retirement benefits is made based on the estimated payment obligation and the pension fund balance at year-end.

The actuarial differential is allocated proportionately based on the average remaining employee work period and is treated as an expense in the following term at the time such difference occurs.

The past service liability is amortized proportionately based on the specified number of years (10 years) within the average remaining employee work period at the time such liability occurs.

(5) Significant hedge accounting method

Hedge accounting method
The deferred hedge accountingis applied. However, interest rate swap transactions that meet the requirements for special factors are subject to application of the special hedging accounting method.

Hedge method and targets
Hedging method:
Foreign exchange contract transactions and interest rate swap transactions

Hedging targets:
Monetary claims in foreign currency, anticipated transactions in foreign currency and interest on loans

Hedging policy:
Foreign exchange contract transactions are used in order to avoid risks arising from fluctuations in the exchange rate of hedging targets in accordance with internal authority regulations or registration and approval. At the same time, interest rate swap transactions are used in order to avoid risks arising from

fluctuations in market interest rates.

Evaluation of the effectiveness of hedges:

The effectiveness of hedge transactions is evaluated based on the market movement of the hedging targets and the method for the period from the commencement of the hedges and the time of evaluation of effectiveness of the hedges. For the interest rate swap transactions subject to application of the special hedging accounting method, the evaluation of effectiveness of the hedges is omitted.

(6) Accounting for consumption taxes and local taxes

Based on net sales exclusive of tax.

3. Change in Accounting Policies

Because the Accounting Standards for Impairment of Fixed Assets (Opinion Concerning Establishment of Accounting Standards for Impairment of Fixed Assets (Business Accounting Council August 9, 2002)) and the Guidance on Corporate Accounting Standards for Impairment of Fixed Assets (Guidance on Corporate Accounting Standards Application No. 6, Oct. 31, 2003) has become available for application starting from the financial statements relating to the business year that ended March 31, 2004. Accordingly, Namco has applied the above standards and guidance, effective from the fiscal year ended March 31, 2005. But this did not affect profit.

4. Balance Sheet

(1) Monetary claims and liabilities with respect to affiliated companies

Short-term monetary claims on affiliated companies:	¥1,274 million
Long-term monetary claims on affiliated companies:	¥5,702 million
Short-term monetary obligations to affiliated companies:	¥437 million
Long-term monetary obligations to affiliated companies:	¥20 million

(2) Accumulated depreciation of tangible fixed assets: ¥52,983 million

(3) Liability for guarantee: ¥2,336 million

(4) Net assets increased by adding market value in the balance sheet as specified under Article 124, Item 3 of the Enforcement Regulations of the Commercial Code: ¥45 million

5. Profit and Loss Statement

(1) Trading volume with affiliated companies

Net Sales: ¥4,757 million

Amount of purchase:	¥3,510 million
Selling and administrative expense:	¥334 million
Trading volume other than business transaction:	¥205 million

(2) Net income per share: ¥65.91

One share of common stock was split into two shares on November 19, 2004.

Net income per share is calculated assuming the stock split was performed at the beginning of the fiscal year.

6. Additional Information

(1) Allowance for directors' retirement compensation

The allowance for retirement compensation is previously provided in an estimated amount necessary to cover the director's retirement compensation at the end of the term under Namco's internal rules. As a result of reviewing remuneration of officers as a part of management reforms, the system of director's retirement compensation was abolished on June 26, 2004, the date of the general shareholders' meeting. The amount equivalent to the director's retirement compensation for the period before the date of that general shareholders' meeting is treated as long-term accounts payable as it will be paid at their time of retirement.

(2) Presentation of profit and loss statement of assessment of corporate enterprise tax by estimation on the basis of the size of business

¥356 million is reported under selling, general and administrative expenses in accordance with the "Practical Treatment of Presentation of profit and loss statement of Assessments of Corporate Enterprise Tax by Estimation on the Basis of the Size of Business" (Business Accounting Standard Committee (February 13, 2004)) of Practical Processing Report No. 12 with respect to the value added portion and capital portion of corporate enterprise tax as a result of introduction of the assessment by estimation on the basis of the size of business.

[TRANSLATION]

ARTICLES OF INCORPORATION
OF
NAMCO BANDAI HOLDINGS INC.

CHAPTER I. GENERAL PROVISIONS

(Corporate Name)
Article 1

The name of the Company shall be Kabushiki Kaisha Bandai Namco Holdings.

2. In English, the Company shall be NAMCO BANDAI Holdings Inc.

(Purposes)
Article 2

The purposes of the Company shall be to control and manage the business activities of companies that engage in the following businesses by owning the shares of stock of such companies:

(1) Planning, design, manufacture sale, export, and import of toys and play equipment;
(2) Planning, manufacture and sale of software;
(3) Planning and development, manufacture and sale of computer software for games;
(4) Planning, design, production, sale, export, import and leasing of electronic devices and equipment, and electronic technology application robots and microcomputers;
(5) Planning, manufacture and sale of educational devices;
(6) Provision and sale of software using communication lines;
(7) Information and communications services and information provision services;
(8) Design, production, sale, export, import and lease of amusement machines;
(9) Planning, design, production, sale, export, import, management, leasing and contracting for engineering work of amusement facilities;
(10) Management of facilities with amusement machines;
(11) Planning, production, sale, export, import and leasing of products related to film and music, such as video software, CDs, DVDs, etc.;
(12) Planning, production, performance and sale of shows such as movies, plays, theatrical entertainment, music, etc., and management of theaters;
(13) Management of movie theaters and distribution outlets of film and music related products;
(14) Telecommunications business under the Telecommunications Business Law, general broadcasting business under the Broadcast Law and cable television broadcasting business under the Cable Television Broadcast Law;

(15) Planning, manufacture, and sale of various types of confectioneries, beverages, teas, and other food and the guidance of manufacture;
(16) Management of, and management guidance of, restaurants;
(17) Planning, manufacture and sale of books, magazines and other printed materials;
(18) Planning, manufacture sale, export and import of furniture, stationery, office equipment and daily necessities and miscellaneous goods;
(19) Planning, manufacture and sale of footwear and watches;
(20) Planning, manufacture and sale of textile products for dressmaking, sports products and accessories;
(21) Planning, manufacture and sale of medicine, quasi-medicine, medical devices and cosmetics;
(22) Planning, manufacture and sale of electric equipment, components and automobile parts;
(23) Planning, manufacture, sale, installation, leasing, management and brokerage of vending machines;
(24) Planning, design, production, sale, export, import, management and leasing of athletic facilities;
(25) Creation of plans for home-care through a designated home-care support business as provided for in the Nursing Care Insurance Law;
(26) Visiting care, visiting and bathing care, day care, short-term in-house care, lease of welfare equipment, cohabitation care for persons afflicted with dementia and care for persons in specified care facilities through a designated home servicing business as provided for in the Nursing Care Insurance Law;
(27) Ownership, lease, sale and purchase, exchange and management of real estate, and acting as an agent and intermediary thereof;
(28) Appraisal and brokerage of real estate;
(29) Non life insurance agency business and life insurance soliciting business;
(30) Operation of training schools for entertainers and film engineers;
(31) Management of entertainment production;
(32) Dispatch and management of film engineers;
(33) Collection, transfer, recycling and disposal service for general and industrial wastes;
(34) Manufacture and sale of equipment used for disposal of general and industrial wastes;
(35) Planning, design, production, sale, export and import of advertising products and facilities, and advertising agency business;
(36) General construction, design, supervision and contracting for construction of building equipment, civil engineering and landscaping incidental to general construction;
(37) Acquisition, licensing and trading of industrial property rights, such as patent, utility model rights, design rights, trademarks and copyrights;
(38) Sale and purchase of antiques and consignment of sale and purchase thereof; and
(39) All businesses incidental or related to any of the preceding items.

2. The purposes of the Company shall be to engage in all the businesses described in each of the items in the preceding paragraph.

(Location of Head Office)
Article 3
The Company shall have its head office located in Minato-ku, Tokyo.

(Method of Public Notice)
Article 4
All public notices made by the Company shall be given on its website. Provided, however, that if the Company is unable to give a public notice on its website due to accidents or other compelling reasons, the Company shall give public notice in the Nihon Keizai Shinbun.

CHAPTER II. SHARES

(Total Number of Shares Authorized to be Issued)
Article 5

The total number of shares authorized to be issued by the Company shall be one billion (1,000,000,000) shares. Provided, however, that if any number of shares are cancelled, such number shall be deducted accordingly from the relevant number of shares authorized to be issued.

(Acquisition of Own Shares)
Article 6

The Company may purchase its own shares by resolution of the Board of Directors pursuant to the provisions of Article 211-3 Paragraph 1 Item 2 of the Commercial Code.

(Number of Shares Constituting One Unit (*Tangen*) of Shares and Non-issuance of Share Certificates Representing Less than One Unit)
Article 7

The number of shares constituting one (1) unit (*Tangen*) of shares of the Company shall be one hundred (100).

2. The Company shall not issue share certificates representing shares constituting less than one unit (hereinafter referred to as "Shares Less Than One Unit").

(Additional Share Purchase System for Holders of Shares Less Than One Unit)
Article 8

A holder of Shares Less Than One Unit (including the beneficial shareholder thereof) may request that the Company sell to such holder such number of additional shares that would, together with the Shares Less Than One Unit held by such holder, constitute one unit (*Tangen*) of shares pursuant to the provisions of the Share Handling Regulations.

(Share Handling Regulations)
Article 9

In addition to the matters provided for by laws and regulations or in these Articles of Incorporation, denominations of share certificates, registration of transfers of shares, purchase of Shares Less Than One Unit by the Company, additional share purchases by holders of Shares Less Than One Unit and other matters for handling of shares and handling fees shall be governed by the Share Handling Regulations established by the Board of Directors.

(Transfer Agent)
Article 10

The Company shall appoint a transfer agent or agents with respect to its shares.

2. The designation of a transfer agent and its handling office shall be made by resolution of the Board of Directors, and public notice of such designation shall be given.

3. The register of shareholders (including the beneficial shareholders thereof, and the register of lost share certificates of the Company, shall be kept at the handling office of the transfer agent. Registration of transfers of shares, listing and recording in the register of beneficial shareholders, purchase of Shares Less Than One Units by the Company and additional share purchase by holders of Shares Less Than One Unit and other business regarding shares shall be handled by the transfer agent and not the Company.

(Record Date)
Article 11

The shareholders, whose names are listed or recorded in the final register of shareholders as of the last day of every business year, shall be those who are entitled to exercise their rights at the ordinary general meeting of shareholders pertaining to the said business year.

2. In addition to the case prescribed in the immediately preceding paragraph, if it is necessary for determination of the persons who are entitled to exercise their rights as the shareholders or the registered pledgees, the Company may determine, through a resolution of the Board of Directors, a certain record date to presume that the shareholders or registered pledgees listed or recorded in the final register of shareholders as of the record date are those who are entitled to exercise their rights on a certain date within three (3) months following the record date, by giving a public notice, at least two (2) weeks prior to the record date.

(Registration of Shareholders)
Article 12

Shareholders, registered pledgees, or their legal representatives, shall notify the transfer agent of their names, addresses and seal impressions in the form prescribed by the Company. Provided, however, that foreign nationals who are accustomed to signing may use their specimen signatures instead of seal impressions.

2. In case the person set forth in the preceding paragraph is a resident overseas, they shall select a place or an agent to receive the notice in Japan and notify the transfer agent thereof.

3. The transfer agent shall likewise be notified of any changes in the matters prescribed in the preceding two (2) paragraphs.

CHAPTER III. GENERAL MEETINGS OF SHAREHOLDERS

(Convocation)
Article 13

Ordinary general meetings of the shareholders of the Company shall be convened within three (3) months from the day following the account settlement date, and extraordinary general meetings of the shareholders shall be convened whenever necessary.

(Location of Convocation)
Article 14

General meetings of shareholders can be convened at the head office of the Company or at a place adjacent to such head office, or at such other place within each ward of Tokyo.

(Person Authorized to Convene)
Article 15

Unless otherwise provided by laws and regulations, general meetings of shareholders shall be convened by the President and Director of the Company pursuant to a resolution of the Board of Directors, and the President and Director of the Company shall preside as a chairman.

2. If the President and Director is unable to convene or preside at a general meeting of shareholders, another director, in accordance with the order previously determined by the Board of Directors, shall convene and preside at a general meeting.

(Method of Adopting Resolution)
Article 16

Unless otherwise provided by laws and regulations or in these Articles of Incorporation, resolutions of general meetings of shareholders shall be adopted by a majority of the total number of voting rights held by the shareholders present.

2. Special resolutions provided in Article 343 of the Commercial Code shall be adopted by two-thirds (2/3) or more of the total number of voting rights held by the shareholders present at a general meeting of shareholders at which shareholders who hold one-third (1/3) or more of the total number of voting rights of all shareholders are present.

(Exercise of Voting Rights by Proxies)
Article 17

A shareholder may exercise his/her voting rights by way of a proxy who shall also be a shareholder of the Company who is entitled to exercise voting rights. In such case, the shareholder shall submit a document evidencing the power of proxy at each general meeting.

(Minutes)
Article 18.

The summary of the proceedings of general meetings of shareholders and the results thereof shall be entered or recorded in the minutes, and the chairman and the directors present thereat shall affix their names and seal impressions or signatures, or otherwise electronically sign thereon.

CHAPTER IV. DIRECTORS AND BOARD OF DIRECTORS

(Number of Directors)
Article 19

The number of directors shall not exceed twelve (12). At least two (2) directors shall be outside directors as provided in Article 188 Paragraph 2 Item 7-2 of the Commercial Code (hereinafter referred to as "Outside Director").

(Election of Directors)
Article 20

Directors shall be elected at a general meeting of shareholders.

2. Resolutions for electing directors shall be adopted by a majority of the total number of voting rights held by the shareholders present at a general meeting of shareholders at which shareholders holding one-third (1/3) or more of the total number of voting rights of all shareholders are present.

3. No cumulative voting shall be used for the election of directors.

(Term of Office)
Article 21

The term of office of a director shall expire at the close of the ordinary general meeting of shareholders pertaining to the last account settlement occurring within one (1) year after his/her assumption of office.

2. The term of office of a director elected to fill a vacancy or elected due to increase in the number of directors shall be concurrent with the remaining term of office of the other directors in office at the time of his/her election.

(Representative Director)
Article 22

A Representative Director shall be elected among directors by a resolution of the Board of Directors.

(Directors with Specific Titles)
Article 23

One (1) Director Chairman and one (1) President and Director shall be elected by a resolution of the Board of Directors. If necessary, the Board of Directors may elect a few Director Vice- Chairman(s), Director Vice-President(s), Senior Managing Director(s), and Managing Director(s).

(Person Authorized to Convene Meetings of the Board of Directors and Person to Preside at Meetings thereof)
Article 24

Unless otherwise provided by laws and regulations, the President and Director shall convene meetings of the Board of Directors and preside as a chairman at such meetings.

2. If the President and Director is unable to convene or preside at meetings of the Board of Directors, another director, in accordance with the order previously determined by the Board of Directors, shall convene or preside at the meeting.

(Convocation Notice for Meetings of Board of Directors)
Article 25

Notice convening a meeting of the Board of Directors shall be dispatched to each director and corporate auditor at least three (3) days prior to the date of such meeting. Provided, however, that in case of emergency, this period may be shortened.

2. The convocation procedure set forth in the preceding paragraph may be waived with the unanimous consent of all the directors and corporate auditors.

(Method of Adopting Resolution of Meetings of Board of Directors)
Article 26

Resolutions of a meeting of the Board of Directors shall be adopted by the vote of a majority of the directors present at a meeting of the Board of Directors at which a majority of the directors are present.

(Minutes of Meetings of Board of Directors)
Article 27

The summary of the proceedings of meetings of Board of Directors and the results thereof shall be entered or recorded in the minutes, and the chairman and the directors present thereat shall affix their names and seal impressions or signatures, or otherwise electronically sign thereon.

(Regulations of the Board of Directors)
Article 28

Unless otherwise provided by laws and regulations or in these Articles of Incorporation, matters concerning the Board of Directors shall be governed by the Regulations of the Board of Directors established by the Board of Directors.

(Remuneration of Directors)
Article 29

The remuneration of directors shall be determined by a resolution adopted at a general meeting of shareholders.

(Liability Limitation Agreement with Outside Directors)
Article 30

The Company may enter into an agreement in advance, with any Outside Director, to limit the liability for and damages caused by his/her actions as prescribed in Article 266 Paragraph 1 Item 5 of the Commercial Code if Outside Director was acting in good faith and was not grossly negligent in performing his/her duties. Provided, however, that the maximum amount of liability based on this agreement shall be the aggregate sum of the amount prescribed in each item of Article 266 Paragraph 19 of the Commercial Code.

CHAPTER V. CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS

(Number of Corporate Auditors)
Article 31

The number of corporate auditors shall not exceed four (4).

(Election of Corporate Auditors)
Article 32

The corporate auditors shall be elected at a general meeting of shareholders. Provided, however, that no proposal regarding election of corporate auditors may be submitted to a general meeting of shareholders without the consent of the Board of Corporate Auditors.

2. A resolution for electing corporate auditors shall be adopted by a majority of the total number of voting rights held by the shareholders present at a general meeting at which shareholders holding one-third (1/3) or more of the total number of voting rights of all shareholders are present.

(Term of Office)
Article 33

The term of office of a corporate auditor shall expire at the close of the ordinary general meeting of shareholders pertaining to the last account settlement occurring within four (4) years after his/her assumption of office.

2. The term of office of a corporate auditor elected to fill a vacancy shall be concurrent with the remaining term of office of the resigning corporate auditor.

(Supplemental Corporate Auditor)
Article 34

A supplemental corporate auditor may be elected at ordinary general meetings of shareholders in advance, so as to prepare for a situation in which the number of corporate auditors becomes less than the number of corporate auditors provided for in laws and regulations or in these Articles of Incorporation

2. In the case a supplemental corporate auditor elected as provided for in the preceding paragraph enters office, the term of his/her office shall be subject to the provisions in Paragraph 2 of the preceding Article.

3. The effect of the advance election provided for in Paragraph 1 shall expire at the close of the first ordinary general meeting of shareholders following the supplemental corporate auditor's assumption of office.

(Standing Corporate Auditor)
Article 35

Corporate auditors shall elect a standing corporate auditor by mutual election.

(Person Authorized to Convene Meetings of Board of Corporate Auditors)
Article 36

A meeting of the Board of Corporate Auditors may be convened by any corporate auditor.

(Convocation Notice for Meetings of Board of Corporate Auditors)
Article 37

Notice convening a meeting of the Board of Corporate Auditors shall be dispatched to each corporate auditor at least three (3) days prior to the date of such meeting. Provided, however, that in case of emergency, this period may be shortened.

2. The convocation procedure set forth in the preceding paragraph may be waived with the unanimous consent of all the corporate auditors.

(Person to Preside at Meetings of Board of Corporate Auditors)
Article 38

The standing corporate auditor shall preside as chairman at meetings of the Board of Corporate Auditors. In case there is more than one standing corporate auditor, such corporate auditors shall elect a chairman in advance by mutual election.

2. If the chairman is unable to preside at a meeting, another corporate auditor, in accordance with the order previously determined by the Board of Corporate Auditors, shall preside at the meeting.

(Method of Adopting Resolution of Meetings of Board of Corporate Auditors)
Article 39

Unless otherwise provided by laws and regulations, resolutions of meetings of the Board of Corporate Auditors shall be adopted by a majority of the votes held by all the corporate auditors at a meeting of the Board of Corporate Auditors, at which a majority of all the corporate auditors are present.

(Minutes of Meetings of Board of Corporate Auditors)
Article 40

The summary of the proceedings of meetings of Board of Corporate Auditors and the results thereof shall be entered or recorded in the minutes, and the corporate auditors present thereat shall affix their names and seal impressions or signatures, or otherwise electronically sign thereon.

(Regulations of the Board of Corporate Auditors)
Article 41

Unless otherwise provided by laws and regulations or in these Articles of Incorporation, matters concerning the Board of Corporate Auditors shall be governed by the Regulations of the Board of Corporate Auditors established by the Board of Corporate Auditors.

(Remuneration of Corporate Auditors)
Article 42

The remuneration of corporate auditors shall be determined by a resolution adopted at a general meeting of shareholders.

CHAPTER VI. ACCOUNTING

(Business Year)
Article 43

The business year of the Company shall be from the first day of April each year to the last day of March the following year, and the last day of the business year shall be the account settlement date.

(Dividends)
Article 44

Dividends of the Company shall be paid to the shareholders or registered pledgees listed or recorded in the final register of shareholders as of each account settlement date.

(Interim Dividends)
Article 45

The Company may, by a resolution of the Board of Directors, make a distribution of interim dividends (a distribution of cash as provided for in Article 293-5 of the Commercial Code, the same hereinafter) to shareholders or registered pledgees listed or recorded in the final register of shareholders as of the 30th of September of each year.

(Dividend Expiration Period)
Article 46

In cases where dividends or interim dividends are not received even after the lapse of three (3) years from the date on which they first became payable, the Company shall be relieved of the obligation to pay the same.

2. Dividends and interim dividends shall not yield interest.

SUPPLEMENTARY PROVISIONS

(Shares to be Issued upon Incorporation)
Article 1

The Company shall be incorporated by means of a statutory share exchange as provided in Article 364 of the Commercial Code.

2. The total number of shares to be issued upon incorporation of the Company shall be two hundred fifty eight million, two hundred ninety six thousand and eight hundred eighty-two (258,296,882) common shares.

(Initial Term of Office)
Article 2

Notwithstanding the provision of Article 33 Paragraph 1, the terms of office of the initial corporate auditors shall expire at the close of the ordinary general meeting of shareholders pertaining to the last account settlement occurring within one (1) year after their assumption of office.

(First Business Year)
Article 3

The first business year of the Company shall be from the 29th of September, 2005 until the 31st of March, 2006.

Proposal No. 3 Election of Twelve (12) Directors

Since the terms of office of the twelve (12) Directors of the Company will expire as of the close of this meeting, the Company asks for the election of twelve (12) new Directors. The candidates for the Directors are as follows:

Candidate No.	Name (Date of Birth)	Biographical data and representation of other companies		Number of shares of the Company owned
1.	Takeo Takasu (June 24, 1945)	Apr. 1968:	Joined The Sanwa Bank Ltd. (current UFJ Bank Limited)	31,100 Shares
		Oct. 1993:	General Manager, Los Angeles Branch, The Sanwa Bank Ltd.	
		Apr. 1996:	Joined the Company as General Manager, Planning Office	
		Jun. 1997:	Managing Director	
		Mar. 1999:	President and Representative Director (current position)	
2.	Kazunori Ueno (September 16, 1953)	Apr. 1977 -	Joined the Company	1,700 Shares
		Apr. 1991 -	General Manager, Candy Toy / Vending Machine Business Department	
		Jun. 1999 -	Executive Officer and Deputy General Manager, Life-styles Division, and Chief of the Business Strategy Office, Life-styles Division	
		Jun. 2001 -	Director in charge of the Toy Business Projects and General Manager, Character Toy Business Department	
		Apr. 2003 -	Managing Director and President, Toys & Hobby Company and Chief Gundam Officer (CGO)	
		Apr. 2004 -	Managing Director, Toys & Hobby Group Leader, Chief Gundam Officer (CGO) and President, Toys & Hobby Company (current position)	
3.	Masaatsu Hayakawa (March 21, 1943)	Apr. 1966 -	Joined the Company	31,200 Shares
		Jun. 1992 -	Director and General Manager, Business Administration Office	
		Mar. 1994 -	Representative Director and President, Banalex Corporation	
		Jun. 1994 -	Retired from the office of Director of the Company	
		Oct. 1998 -	Standing Corporate Auditor of the	

		Company Jun. 1999 - Retired from the office of Standing Corporate Auditor of the Company Jun. 1999 - Managing Director of the Company Apr. 2002 - Senior Managing Director (current position)	
4.	Shin Unozawa (September 27, 1957)	Apr. 1981 - Joined the Company Oct. 1992 - Director of Bandai Visual Co., Ltd. Apr. 1995 - General Manager, The Pippin Project, Development Division Jan. 1996 - Director, Bandai Digital Entertainment Corporation Jan. 1998 - General Manager, The Digital Engine Project Apr. 2001 - Executive Officer and General Manager, Video Game Department Jun. 2002 - Director and General Manager, Video Game Department Jun. 2004 - Managing Director, Game Software Group Leader and President, Video Game Company (current position)	4,600 Shares
5.	Makoto Shibasaki (December 22, 1957)	Apr. 1981 - Joined the Company Jun. 1997 - Director and General Manager, Life Entertainment Division Jun. 1999 - Retired from the office of Director of the Company Jun. 2000 - Director and General Manager, Media Management Department Jun. 2003 - Retired from the office of Director of the Company Jun. 2003 - Managing Director, Tohato Inc. (current position)	2,600 Shares
6.	Ryohei Tsunoda (March 12, 1951)	Apr. 1973 - Joined the Company Apr. 1991 - General Manager, Character Goods Management Department, Character Goods Division Jun. 1995 - Director and Deputy General Manager, Development Division and General Manager, Media Department May 1999 - Representative Director and President, Bandai Visual Co., Ltd. Jun. 1999 - Retired from the office of Director of the Company Jun. 2003 - Representative Director and Senior Vice President (current position)	23,500 Shares

7.	Junji Senda (December 21, 1949)	Apr. 1972 - Joined the Company Apr. 1989 - General Manager, Boys Toy Department Apr. 2000 - Executive Officer and General Manager, Candy Toy Business Department Jun. 2003 - Director in charge of Group Development Projects and General Manager, New Business Office Jul. 2004 - Director in charge of Alliances (current position)	4,500 Shares
8.	Takeichi Hongo (January 11, 1955)	Apr. 1976 - Joined the Company Apr. 1998 - General Manager, Toy Department #1 Apr. 2002 - Executive Officer and General Manager, Character Toy Business Department Jun. 2003 - Director in charge of the Group Production Projects and General Manager, Character Toy Business Department Apr. 2004 - Director in charge of the Group Development and Production Projects and Chief "Tamagotchi" Officer (CTO) (current position)	3,100 Shares
9.	Mitsuaki Taguchi (June 16, 1958)	Apr. 1982 - Joined the Company Apr. 1999 - General Manager, Home Products Department, Life-styles Division Apr. 2000 - Executive Officer and General Manager, Vending Machine Business Department Jun. 2003 - Director and President, Life Company and General Manager, Life Department Jul. 2004 - Director, Life-style Group Leader, President, Life-style Company and Chief of the Incubation Center (current position)	1,200Shares
10.	Kouichi Honda (January 16, 1960)	Apr. 1982 - Joined the Company Apr. 1999 - General Manager, Home Products Department, Life-styles Divison Apr. 2003 - Executive Officer in charge of the Group Administration Projects, Construction of the New Head Office Building and General Manager, Human Resources Strategy Office	3,700 Shares

		Jun. 2003 -	Director in charge of the Group Administration Projects, Construction of the New Head Office Building and General Manager, Human Resources Strategy Office	
		Apr. 2004 -	Director in charge of the Group Administration Projects and Chief of the Shared Service Center (current position)	
11.	Mari Matsunaga (Novermber 13, 1954)	Apr. 1997 -	Joined Japan Recruit Center (currently called Recruit Co., Ltd.)	300 Shares
		Jul. 1986 -	Chief Editor, "Shushoku Journal" in the above company	
		Jul. 1998 -	Chief Editor, "Travaile" in the above company	
		Jul. 1997 -	Joined NTT Docomo, Inc., Chief of the Planning Office of the Gateway Business Department	
		Apr. 2000 -	Established Matsunaga Mari Office	
		Jun. 2002 -	Director of the Company (current position)	
12.	Kazuo Ichijo (October 13, 1958)	Apr. 1987 -	Research Fellow of the Japan Society for the Promotion of Science in Education Ministry (currently called Ministry of Education, Culture, Sports, Science and Technology)	0 Shares
		Apr. 1988 -	Assistant Professor in the Faculty of Social Sciences, Hitotsubashi University	
		Oct. 1993 -	Associate Professor in the Faculty of Social Sciences, Hitotsubashi University	
		Apr. 2001 -	Professor in the Graduate School of Social Sciences, Hitotsubashi University (current position)	
		Jun. 2001 -	Outside Corporate Auditor, Information Services International-Dentsu, Ltd. (current position)	
		Mar. 2005 -	Outside Director, Shimano, Inc. (current position)	

(Note)

1. Both Ms. Mari Matsunaga and Mr. Kazuo Ichijo are qualified as Outside Directors as provided in Article 188, Paragraph 2, Item 7-2 of the Commercial Code.
2. There is a consulting agreement between Mr. Kazuo Ichijo and the Company concerning

education and training.

3. No special interest exists between other candidates and the Company.

Proposal No. 4 Election of One (1) Corporate Auditor

Because Mr. Shinya Takagi, the Corporate Auditor of the Company, is to resign his office due to the expiration of his term as of the close of this meeting, the Company asks for the election of one (1) new Corporate Auditor. This Proposal has already been approved by the Board of Corporate Auditors.

The candidate for the Corporate Auditor is as follows:

Name (Date of Birth)	Biographical Data and Positions as Representatives of Other Companies		Number of Shares of the Company Owned
Katsuhiko Koutari (January 19, 1960)	October, 1981 -	Joined Peat Marwick and Michel Accounting Office	0 Shares
	August 1988 -	Joined Chuo Shinko Auditing Firm (currently called Chuo Aoyama Auditing Firm) to present	

(Note)

1. No special interest exists between the candidate and the Company.

2. Mr. Katsuhiko Koutari is a candidate for Outside Corporate Auditor as provided in Article 18, Paragraph 1 of the "Law for Special Exceptions to the Commercial Code Concerning Audits, etc. of *Kabushiki-Kaish*(Joint-Stock Company).

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains "forward-looking statements". To the extent that statements in this press release do not relate strictly to historical or current facts, they may constitute forward-looking statements. Examples of such statements include the estimated financial information presented in this press release. These forward-looking statements are based upon our current assumptions and beliefs in the light of the information currently available to us, but involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause our actual actions or results to differ materially from those discussed in or implied by the forward-looking statements. Important risks, uncertainties and other factors that may cause our actual results to differ materially from our expectations include, without limitation, general economic conditions and trends in our markets, competition in our markets, the effect of foreign exchange fluctuations on our results of operations, levels of personal consumption in our markets, the level of continuing demand for, and timing of sales of, our existing products, our ability to launch innovative products and otherwise meet the requirements of our customers, the effect of prevailing interest rates and the effects of taxes and changes in taxation or other laws and regulations affecting us. We undertake no obligation to publicly update any forward-looking statements after the date hereof, except as required by the rules of the Tokyo Stock Exchange or as otherwise indicated herein.